HellerEhrman

May 29, 2006

[redacted]

06014041

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

19064.0001.20

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

SUPPL

PROCESSED
JUN 05 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING
WASH. D.C.

SEC FILE NO. 82-3700

Ladies and Gentlemen:

Re: Truly International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act</u>

On behalf of Truly International Holdings Limited (the "Company"), S.E.C. File No. 82-3700, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding notice of extraordinary general meeting, dated May 3, 2006, published (in the English language) in South China Morning Post, and published (in the Chinese language) in the Hong Kong Economic Times, both on May 3, 2006;

2. The Company's circular regarding proposed purchase of equipment for new TFT-LCD production line and purchase and installation of ancillary facilities and infrastructure, dated May 3, 2006;

3. The Company's announcement regarding notice of annual general meeting, dated April 12, 2006 , published (in the English language) in South China Morning Post, and published (in the Chinese language) in the Hong Kong Economic Times, both on April 12, 2006;

4. The Company's announcement regarding proposed purchase of equipment for the new TFT-LCD production line and purchase and installation of ancillary facilities and infrastructure, dated April 12, 2006; published (in the English language) in South China Morning Post, and published (in the Chinese language) in the Hong Kong Economic Times, both on April 15, 2006;

5. The Company's circular regarding general mandates to issue and repurchase shares, re-election of directors, refreshment of the scheme mandate and amendments to the articles, dated April 12, 2006;

6. The Company's announcement of 2005 final results, dated March 23, 2006; published (in the English language) in South China Morning Post, and published (in the Chinese language) in the Hong Kong Economic Times, both on March 24, 2006;

7. The Company's annual report 2005, dated March 23, 2006; and

8. The Company's form of proxy for annual general meeting.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosure

cc: Truly International Holdings Limited

HK 1077990 v1
(19064.0001)

South China Morning Post

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Truly International Holdings Limited (the "Company") will be held at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Friday, 19 May 2006 at 10:30 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution which will be proposed as an ordinary resolution:

ORDINARY RESOLUTION

"THAT:-

(A) the proposal for Truly Semiconductors Limited ("Truly Semiconductors") to enter into a Basic Sale and Purchase Agreement with Nakan Corporation ("Nakan") whereby Nakan would design and construct for Truly Semiconductors a new core TFT-LCD production line together with ancillary facilities and infrastructure (the "New Production Line") as the same is described in the circular of the Company dated 3 May 2006 (the "Circular") be and is hereby approved, and any one director of the Company be and is hereby authorized to take such actions and execute such documents (to be countersigned by the secretary of the Company or by another director of the Company if it is required to affix the common seal of the Company thereto) as he may consider necessary or desirable to carry out and complete the transactions contemplated thereunder; and

(B) the proposed purchase and installation of ancillary facilities and infrastructure which will include (1) infrastructure; (2) clean room system; (3) electricity facilities; (4) water purification facilities; (5) gas facilities; (6) environmental protection facilities; and (7) technical support and miscellaneous by Truly Semiconductors as described in the Circular and the transactions contemplated thereunder be and are hereby approved, and any one director of the Company be and is hereby authorized to take such actions and execute such documents (to be countersigned by the secretary of the Company or by another director of the Company if it is required to affix the common seal of the Company thereto) as he may consider necessary or desirable to carry out and complete the transactions contemplated thereunder."

By Order of the Board
Ng Sui Wa, Thomas
Company Secretary

Hong Kong, 3 May 2006

Notes:

(1) A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

(2) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power of attorney or other authority, must be lodged at the Company's principal office in Hong Kong at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

(3) A form of proxy for use at the Meeting is being dispatched to the shareholders of the Company together with a copy of this notice.

As at the date of this announcement, the Board comprised Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chun, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua as executive directors and Mr. Chung Kam Kwong, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing as independent non-executive directors.

香港經濟日報

2 May 2006

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號:0732)

股東特別大會通告

茲通告信利國際有限公司(「本公司」)謹定於二零零六年五月十九日(星期五)上午十時三十分假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行股東特別大會,以考慮並酌情通過下列決議案為普通決議案(不論有否修訂):

普通決議案

「**動議**:

(A) 批准信利半導體有限公司(「信利半導體」)與Nakan Corporation(「Nakan」)訂立基本買賣協議,據此,Nakan將按本公司二零零六年五月三日之通函(「通函」)所述予信利半導體設計並建設新核心TFT-LCD生產線及其配套設施與基建項目(「新生產線」);並授權本公司任何一位董事有權就彼認為對展開及完成據此擬進行之交易屬必須或適宜而採取該等行動及簽署該等文件(並將由本公司秘書或本公司另一位董事加簽(如有需要加蓋本公司之公司印鑑);及

(B) 批准通函所述信利半導體擬購買及安裝之配套設施及基建項目(包括:(1)基建項目;(2)無塵工作間系統;(3)電力設施;(4)淨水設施;(5)氣體設施;(6)環保設施;及(7)技術支援及其他項目)及據此擬進行之交易;並授權本公司任何一位董事有權就彼認為對展開及完成據此擬進行之交易屬必須或適宜而採取該等行動及簽署該等文件(並將由本公司秘書或本公司另一位董事加簽(如有需要加蓋本公司之公司印鑑)。」

承董事會命
公司秘書
吳瑞華

香港,二零零六年五月三日

附註:

(1) 凡有權出席上述大會並於會上投票之股東均可委派一名或以上之代表代其出席會議,並代其投票。受委代表毋須為本公司股東。

(2) 已簽署之代表委任表格及授權書或其他授權文件(如有)或經公證人證明之授權書或授權文件副本,最遲須於大會(或其任何續會)指定舉行時間四十八小時前送達本公司在香港之主要辦事處(地址為香港新界葵涌永業街1至3號忠信針織中心2樓),方為有效。

(3) 大會使用之代表委任表格將連同本通告一併寄交本公司股東。

於本公佈日期,董事會包括執行董事林偉華先生、黃邦俊先生、張建生先生及李建華先生;以及獨立非執行董事鍾錦光先生、葉祖亭先生及香啟誠先生。

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of the Company will be held at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Wednesday, 10 May 2006 at 10:30 a.m. for the following purposes:

1. To receive and consider the Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2005.
2. To declare a final dividend for the year ended 31 December 2005.
3. To elect Directors and to authorise the Board of Directors to fix their remuneration.
4. To appoint Auditors and to authorise the Board of Directors to fix their remuneration.
5. As special business, to consider and, if thought fit, pass the following resolutions with or without modifications, as Ordinary Resolutions:

(A) "**THAT**:

(1) subject to paragraph (2) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(2) the aggregate nominal amount of shares which may be purchased by the Directors of the Company pursuant to the approval in paragraph (1) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(3) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting."

(B) "**THAT**:

(1) subject to paragraph (3) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options which might require the exercise of such power, be and is hereby generally and unconditionally approved;

(2) the approval in paragraph (1) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(3) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (1) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option granted under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of options to subscribe for, or rights to acquire, shares of the Company, or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company, or any other securities which are convertible into shares of the Company, and from time to time outstanding, shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(4) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting; and

"Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors of the Company to holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "**THAT** the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company be and is hereby extended by adding to the aggregate nominal amount of shares which may be allotted or agreed conditionally or unconditionally

(C) *"THAT the general mandate* granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company be and is hereby extended by adding to the aggregate nominal amount of shares which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares (provided that such amount shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution)."

6. As special business, to consider and, if thought fit, pass the following resolution with or without modification, as an Ordinary Resolution:

"**THAT** pursuant to Clause 5(B) of the share option scheme ("**Share Option Scheme**") adopted by the Company on 22 December 2003, approval be and is hereby generally and unconditionally granted for refreshing the 10% limit under the Share Option Scheme provided that (i) the total number of shares in the capital of the Company which may be issued upon the exercise of all options to be granted under the Share Option Scheme and any other share option schemes of the Company under the limit as refreshed hereby shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution and (ii) options previously granted under the Share Option Scheme and any other share option schemes of the Company (including options outstanding, cancelled, lapsed or exercised in accordance with the terms of the Share Option Scheme or any other share option schemes of the Company) shall not be counted for the purpose of calculating the 10% limit as refreshed hereby."

7. As special business, to consider and, if thought fit, pass the following resolution with or without modification, as a Special Resolution:

"**THAT** the Articles be amended as follows:

(A) In Article 2:–

(1) by deleting the longer of the two definitions for the term "associate"; and

(2) by deleting the existing definition for "holding company" and substituting therefor the following:–

""holding company" and "subsidiary" shall have the respective meanings attributed to these terms in the Listing Rules;".

(B) By deleting Article 2A in its entirety.

(C) In the second paragraph of Article 81, by deleting the words "duly required or demanded" and inserting in their place "required or duly demanded".

(D) In Article 82, by deleting the words "duly required in demanded" and inserting in their place "required or duly demanded".

(E) In Article 87, by inserting the word "resolution" immediately following the words "any particular".

(F) By renumbering the paragraph stated as Article 96(A) as Article 96A.

(G) By deleting the existing Article 100 in its entirety and replacing therewith the following new Article 100:

"100. The Board shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed by the Board shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next annual general meeting of the Company (in the case of an addition to the Board), and shall then be eligible for re-election at that meeting. Any Director who so retires at the annual general meeting of the Company shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting."

(H) By deleting from Article 111 the second sentence: "A Director appointed as the Managing Director, Joint Managing Director, Deputy Managing Director or other Executive Director shall not while holding such office be subject to retirement by rotation or taken into account in determining the rotation of retirement of Directors".

(I) By replacing the word "exceeding" in the first sentence of Article 120 by "less than".

(J) By inserting at the end of the first sentence Article 120 immediately after the word "office" the words "such that each Director to retire shall be subject to retirement by rotation at least once every three years".

(K) By inserting in Article 122 immediately after the words "year to year" the words ", subject to the provisions in Article 120 that each Director shall retire by rotation at least once every three years,".

(L) By deleting the second sentence of Article 126 in its entirety.

(M) By inserting at the end of the sentence in Article 109 the following words "Provided that Non-Executive Directors shall be appointed for a specific term, subject to re-election.""

By Order of the Board
Ng Sui Wa, Thomas
Company Secretary

Hong Kong, 12 April 2006

Notes:

(1) The Register of Members of the Company will be closed from 24 April 2006 to 28 April 2006, both days inclusive, during which period no transfers of shares will be registered.

(2) A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

(3) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power of attorney or other authority, must be lodged at the Company's principal office in Hong Kong at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

(4) Concerning the ordinary resolutions set out in paragraphs 5(B) and 5(C) of the above notice, the approval is being sought from members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Directors of the Company have no immediate plans to issue any new shares of the Company.

(5) Concerning the resolutions set out in paragraphs 5(A), 5(B), 5(C), 6 and 7 of the above notice, a circular containing particulars of the proposed resolutions, a notice to the annual general meeting and an explanatory statement containing information regarding resolutions as set out in paragraphs 5(A), 5(B), 5(C), 6 and 7 will be sent to Shareholders with the Company's 2005 Annual Report.

As at the date of this announcement, the Board comprised Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chun, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua as executive directors and Mr. Chung Kam Kwong, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing as independent non-executive directors.

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：0732)

股東週年大會通告

茲通告本公司謹定於二零零六年五月十日(星期三)上午十時三十分假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行股東週年大會，以討論下列事項：

1. 省覽截至二零零五年十二月三十一日止年度之財務報表及董事會與核數師之報告書。

2. 宣派截至二零零五年十二月三十一日止年度之末期股息。

3. 選舉董事並授權董事會釐定彼等之酬金。

4. 委聘核數師並授權董事會釐定彼等之酬金。

5. 作為特別事項，考慮並酌情以普通決議案形式通過下列決議案(不論有否修訂)：

(A) 「動議：

(1) 在下文(2)段規限下，全面及無條件批准本公司董事會於有關期間(定義見下文)內行使本公司一切權力購買本公司股本中之股份；

(2) 本公司董事會根據上文(1)段所述批准可購買之股份總面值不得超過本公司於通過本決議案當日之已發行股本總面值10%，故上述批准須受相應限制；及

(3) 就本決議案而言，「有關期間」指由通過本決議案當日至下列日期止之期間(以較早者為準)：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；及

(iii) 於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權。」

(B) 「動議：

(1) 在下文(3)段規限下，全面及無條件批准本公司董事會於有關期間(定義見下文)內行使本公司一切權力配發、發行及處理本公司股本中之額外股份，以及作出或授予可能須行使此項權力之售股建議、協議及購股權；

(2) 上文(1)段所述批准將授權本公司董事會於有關期間內作出或授予可能須於有關期間終結後始行使此項權力之售股建議、協議及購股權；

(3) 本公司董事會根據上文(1)段所述批准所配發或同意有條件或無條件予以配發(不論是否根據購股權而配發)之股份總面值(並非根據(i)配售新股(定義見下文)、(ii)行使任何根據當時就向本公司及／或其任何附屬公司之僱員授予或發行可認購本公司股份之購股權或購入本公司股份之權利而採納之任何購股權計劃或類似安排所授購股權、或(iii)根據本公司發行之任何認股權證或可兑換本公司股份之任何其他證券之條款行使尚未行使之認購權或換股權而配發者)不得超過本公司於通過本決議案當日之已發行股本總面值20%，故上述批准須受相應限制；及

(4) 就本決議案而言：

「有關期間」指由通過本決議當日至下列日期止之期間(以較早者為準)：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；及

(iii) 於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權；及

「配售新股」指本公司董事會於其指定之期間內向於指定記錄日期名列本公司股東名冊之股份持有人按彼等當時之持有該等股份之比例提呈發售股份或其他證券之建議(惟本公司董事會有權就零碎權益或就顧及法例或香港以外地區之任何認可監管機構或任何證券交易所之規定而產生之任何限制或責任而作出彼等認為必須或恰當之豁免或其他安排)。」

(C) 「動議擴大本公司董事會獲授予行使本公司權力配發、發行及處理本公司股本中額外股份之一般授權，於根據該項一般授權可能配發或同意有條件或無條件配發之股份總面值中，加入本公司在本公司董事會行使本公司購回股份權力之情況下購回之本公司股本中股份總面值，惟該數額不得超過本公司

(C) 「動議擴大本公司董事會獲授予行使本公司權力配發、發行及處理本公司股本中額外股份之一般授權，於根據該項一般授權可能配發或同意有條件或無條件配發之股份總面值中，加入本公司在本公司董事會行使本公司購回股份權力之情況下購回之本公司股本中股份總面值，惟該數額不得超過本公司於通過本決議案當日之已發行股本總面值10%。」

6. 作為特別事項，考慮並酌情以普通決議案形式通過下列決議案（不論有否修訂）：

「動議根據本公司於二零零三年十二月二十二日採納之購股權計劃（「購股權計劃」）第5(B)條，一般及無條件批准更新購股權計劃內規定之10%限額，惟倘(i)根據經過更新後之上限計算，按購股權計劃及本公司之其他購股權計劃所授出之購股權獲全數行使時可發行本公司股本之股份總數，不得超過於本決議案獲通過之日本公司已發行股本總面額之10%及(ii)在此之前根據購股權計劃及本公司任何其他購股權計劃所授出之購股權（包括按照購股權計劃及本公司任何購股權計劃之條款而尚未行使、已註銷、已失效或已行使之購股權）均不得計入經過更新之10%上限內。」

7. 作為特別事項，考慮並酌情以普通決議案形式通過下列決議案（不論有否修訂）：

「動議修訂公司細則如下：

(A) 於公司細則第2段中：

(1) 刪除「聯繫人士」一詞兩個釋義中的較長者；及

(2) 刪除「控股公司」之現有釋義，並以下文取代：

「「控股公司」及「附屬公司」具有上市規則個別賦予之涵義；」。

(B) 刪除公司細則第2A條全文。

(C) 於公司細則第81條第二段中，刪除「正式規定或要求」字眼，並以「規定或正式要求」字眼取代。

(D) 於公司細則第82條中，刪除「正式規定或要求」字眼，並以「規定或正式要求」字眼取代。

(E) 於公司細則第87條中緊隨「任何特定」字眼後加上「決議案」字眼。

(F) 將公司細則第96(A)條重新編號為公司細則第96A條。

(G) 刪除現有公司細則第100條全文，並以下列新公司細則第100條取代：

「100. 董事有權不時及於任何時間委任任何人士出任董事以填補空缺或成為董事會新成員。任何因此而獲委任之董事將任職至本公司下一屆股東大會舉行日期為止（如填補空缺者）或任職至本公司下一屆股東週年大會舉行日期為止（如增聘為董事者），並合符資格於該大會上膺選連任。任何於本公司股東週年大會上退任之董事於計算須於該大會上退任之董事人數時，不被計入考慮人數之內。」

(H) 刪除公司細則第111條第二句：「獲委任為董事總經理、聯席董事總經理、副董事總經理或其他執行董事，於在任時毋須輪值退任或於計算退任董事人數時被計入考慮人數之內」。

(I) 以「少於」取代公司細則第120條第一句之「超出」字眼。

(J) 在緊接公司細則第120條第一句句末之「任職」字眼後，加入「使每位退任董事須至少每三年輪值退任一次」。

(K) 在緊接公司細則第122條之「每年」字眼後，加入「，每位董事須遵照公司細則第120條條文至少每三年輪值退任一次」。

(L) 刪除公司細則第126條第二句全句。

(M) 於公司細則第109條句末加入「非執行董事須以特定任期委任，並須膺選連任。」」

承董事會命
公司秘書
吳瑞華

香港，二零零六年四月十二日

附註：

(1) 本公司將由二零零六年四月二十四日至二零零六年四月二十八日（首尾兩日包括在內）期間內暫停辦理股份過戶登記。

(2) 凡有權出席上述大會並於會上投票之股東均可委派一名或以上之代表代其出席會議，並代其投票。受委代表毋須為本公司股東。

(3) 已簽署之代表委任表格及授權書或其他授權文件（如有）或經公證人證明之授權書或授權文件副本，最遲須於大會（或其任何續會）指定舉行時間四十八小時前送達本公司在香港之主要辦事處（地址為香港新界葵涌永業街1至3號忠信針織中心2樓），方為有效。

(4) 有關上述通告第5(B)及5(C)段所載普通決議案方面，本公司現遵照香港聯合交易所有限公司證券上市規則尋求股東批准作為一般授權。本公司之董事暫無計劃發行任何本公司之新股份。

(5) 有關上述通告第5(A)、5(B)、5(C)、6及7段所載決議案方面，載有有關提呈決議案之詳情、股東週年大會通告及載有關於第5(A)、5(B)、5(C)、6及7段所載決議案資料之說明函件之通函將連同本公司之二零零五年年報一併寄予股東。

於本公佈日期，董事會包括執行董事林偉華先生、黃邦俊先生、張建生先生及李建華先生；以及獨立非執行董事鍾錦光先生、葉祖亭先生及香啟誠先生。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

MAJOR TRANSACTION
PROPOSED PURCHASE OF EQUIPMENT FOR THE NEW TFT-LCD PRODUCTION LINE AND PURCHASE AND INSTALLATION OF ANCILLARY FACILITIES AND INFRASTRUCTURE

The Board is pleased to announce that on 11 April, 2006, Truly Semiconductors, a wholly-owned subsidiary of the Company, entered into a Letter of Intent with Nakan. Under the Letter of Intent, the parties agreed, subject to obtaining the approval of the shareholders of the Company to enter into a Basic Sale and Purchase Agreement whereby Nakan (an Independent Third Party) shall design and construct the New Production Line on a turn-key basis for Truly Semiconductors. In conjunction with the commissioning of the New Production Line, Truly Semiconductors also intends to purchase and install ancillary facilities and infrastructure.

It is expected that the proposed transactions contemplated under the Basic Sale and Purchase Agreement and the purchase and installation of ancillary facilities and infrastructure will constitute a major transaction of the Company under the Listing Rules and will be subject to the approval of the Shareholders.

To the Directors' best knowledge, information and belief, no Shareholders is required to abstain from voting on the resolutions to be proposed at the EGM for the approval of the Transactions.

A circular containing further details of the Transactions and a notice of EGM will be dispatched to the Shareholders as soon as possible.

LETTER OF INTENT

Date : 11 April, 2006

Parties : (1) Truly Semiconductors, a wholly-owned subsidiary of the Company

(2) Nakan, a Japanese company principally engaged in the development and production of plant, machinery and equipment for LCD and related products.

To the best of the Directors' knowledge, information and belief after making all reasonable enquiries, Nakan and its ultimate beneficial owners are Independent Third Parties.

Under the Letter of Intent (which is intended to be legally binding but is subject to the actual terms of the Basic Sale and Purchase Agreement to be negotiated and finalized between the parties), the parties have agreed, subject to obtaining the approval of the Shareholders, to enter into the Basic Sale and Purchase Agreement which is expected to provide for the following:–

Scope of Nakan's work

The work to be undertaken by Nakan under the Basic Sale and Purchase Agreement is expected to include the design, equipment purchase, fitting out, installation and trial production for the New Production Line on a turn-key basis.

Nakan will be required to complete the New Production Line within nine months from the date of the notice of commencement given by Truly Semiconductors. It is intended that Truly Semiconductors will issue the notice of commencement as soon as practicable following signing of the Basic Sale and Purchase Agreement. The New Production Line is expected to be completed in February 2007.

Contract Sum

It is intended that the total consideration payable by Truly Semiconductors to Nakan under the Basic Sale and Purchase Agreement shall be the sum of JPY15,178,000,000 (approximately HK$986.6 million) and US$19,500,000 (approximately HK$152.1 million).

The Directors confirm that the Contract Sum was determined after arm's length negotiations between Nakan and Truly Semiconductors by reference to numerous individual items the pricing for and the sourcing of which had been negotiated in detail between Truly Semiconductors and Nakan over a period of some six months.

PURCHASE AND INSTALLATION OF ANCILLARY FACILITIES AND INFRASTRUCTURE

In conjunction with the commissioning of the New Production Line pursuant to the Basic Sale and Purchase Agreement, Truly Semiconductors intends to purchase and install certain ancillary facilities and infrastructure, which will include:–

(1) infrastructure;
(2) clean room system;
(3) electricity facilities;
(4) water purification facilities;
(5) gas facilities;
(6) environmental protection facilities; and
(7) technical support and miscellaneous

Truly Semiconductors has commenced the process of identifying potential suppliers and contractors (which will be Independent Third Parties) and commenced negotiations regarding each individual purchase and service contract. The total projected costs for the purchase and installation of these ancillary facilities and infrastructure are in the region of approximately HK$300 million, and are expected not to exceed HK$400 million.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Group is principally engaged in the manufacture and sale of liquid crystal display products and electronic consumer products

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Group is principally engaged in the manufacture and sale of liquid crystal display products and electronic consumer products including MP3 players, calculators and electronic components.

A significant portion of the Group's output are for electronic consumer products an integral component of which is the TFT-LCD screen, which the Group has had to source from third parties. The New Production Line will enable the Group to commence its own production of TFT-LCD panels which will be assembled with other components, thereby reducing the overall production costs for these products. The Directors believe that the vertical integration represented by completion and operation of the New Production Line will enhance the production capacity and efficiency of the Group, and thereby assist the Group's competitive position in the market.

The aggregate costs to Truly Semiconductors for the New Production Line, including the Contract Sum and the cost for the purchase and installation of ancillary facilities and infrastructure are projected to be approximately HK$1,438.7 million and are estimated not to exceed HK$1,538.7 million. The Group intends to finance the Transactions as to approximately 80% by existing internal resources and as to the balance by unsecured bank loans which the Group expects to arrange in due course.

The Directors are of the view that the Transactions are in the interest of the Company and the terms of the Basic Sale and Purchase Agreement and for the purchase and installation of ancillary facilities and infrastructure will be on normal commercial terms, which will be fair and reasonable and in the interest of the Shareholders and the Company as a whole so far as the Shareholders are concerned.

GENERAL

As the relevant percentage ratios in respect of the Transactions treated on an aggregate basis under the assets test and the consideration test for the purposes of Chapter 14 of the Listing Rules are more than 25% but less than 100%, the Transactions will constitute a major transaction of the Company under the Listing Rules and will be subject to Shareholders' approval at the EGM. To the Directors' best knowledge, information and belief, no Shareholders is required to abstain from voting on the resolutions to be proposed at the EGM for the approval of the Transactions. A circular in connection with the purchase of the New Production Line will be dispatched to the Shareholders as soon as practicable.

DEFINITIONS

"Basic Sale and Purchase Agreement"	the turn-key agreement to be entered into, subject to and following Shareholders' approval of the Transactions, between Truly Semiconductors as the owner and Nakan as the main contractor for the design and construction of the New Production Line on a turn-key basis
"Board"	the board of Directors
"Company"	Truly International Holdings Limited, a company incorporated in the Cayman Islands and the shares of which are listed on the Stock Exchange
"Contract Sum"	the aggregate consideration for the design, equipment purchase, fitting out, installation and trial production for the New Production Line expected to be payable by Truly Semiconductors pursuant to the Basic Sale and Purchase Agreement
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be convened for the purpose of approving the Transactions
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Third Party(ies)"	(an) independent third party(ies) not connected with the Directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or their respective associates (as defined in the Listing Rules) and who is (and not itself (themselves) a connected person(s) of the Company
"Letter of Intent"	the letter of intent entered into between Truly Semiconductors and Nakan on 11 April, 2006 under which the parties have conditionally agreed to enter into the Basic Sale and Purchase Agreement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Nakan"	Nakan Corporation, a company incorporated in Japan
"New Production Line"	the core TFT-LCD production line and its ancillary facilities and infrastructure proposed to be constructed and completed pursuant to the Basic Sale and Purchase Agreement
"Shareholders"	holders of shares in the capital of the Company
"Stock Exchange"	the Stock Exchange of Hong Kong Limited
"TFT-LCD"	Thin Film Transistor-Liquid Crystal Displays
"Transactions"	the entering of the Basic Sale and Purchase Agreement, the transactions contemplated thereunder and the purchase and installation of ancillary facilities and infrastructure
"Truly Semiconductors"	Truly Semiconductors Limited, a wholly-owned subsidiary of the Company
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"JPY"	Japanese Yen, the lawful currency of Japan
"US$"	United States Dollars, the lawful currency of the United States of America

In this announcement, for reference only and unless otherwise specified, the translation of US$ into HK$ is based on the exchange rate of US$1 to HK$7.80 and the translation of JPY into HK$ is based on the exchange rate of JPY100 to HK$6.50.

By Order of the Board
Lam Wai Wah, Steven
Chairman

As at the date of this announcement, the Board comprises four executive directors, Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chun, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua; and three independent non-executive directors, Mr. Chung Kam Kwong, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing.

Hong Kong, 11 April, 2006

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：0732)

主要交易
建議購買新TFT-LCD生產線設備
及
購買及安裝配套設施及基建項目

董事會謹此公佈，本公司的全資附屬公司信利半導體與Nakan於二零零六年四月十一日訂立意向書。根據意向書，各訂約方同意，在獲得本公司股東批准訂立基本買賣協議後，由獨立第三方Nakan以總承包方式為信利半導體設計並建設新生產線。就委托新生產線的同時，信利半導體亦有意購買並安裝配套設施及基建項目。

根據上市規則，預期建議根據基本買賣協議進行的交易及購買與安裝配套設施與基建項目屬於本公司的主要交易，必須獲得股東批准。

就董事所知及所信，概無股東須就股東特別大會提呈有關批准交易的決議案放棄投票。

載有交易詳情及股東特別大會通告的通函將盡快寄予各股東。

意向書

日期　：　二零零六年四月十一日

訂約方　：　(1)　信利半導體，本公司的全資附屬公司

(2)　Nakan，日本公司，主要從事開發及生產LCD及相關產品的設備、機器及器材

經一切合理查詢後，就董事所知及所信，Nakan及其最終實益擁有人均為獨立第三方。

根據意向書(擬屬具法律約束力，惟須視乎各訂約方磋商並落實的基本買賣協議實際條款而定)，各訂約方同意待獲得股東批准後訂立基本買賣協議，預期規定下列事項：

Nakan的工作範圍

預期Nakan根據基本買賣協議進行的工程包括以總承包方式設計、購買器材、裝置、安裝及試行新生產線。

Nakan須於信利半導體發出施工通知當日起計九個月內完成新生產線。按照計劃，信利半導體將於簽訂基本買賣協議後盡快發出施工通知。預期新生產線將於二零零七年二月完成。

合約金額

按照計劃，信利半導體根據基本買賣協議應付予Nakan的總代價為15,178,000,000日圓(約986,600,000港元)及19,500,000美元(約152,100,000港元)的總和。

董事確認，合約金額由Nakan與信利半導體參考信利半導體與Nakan於過去六個月仔細磋商的多個個別項目的定價及採購而經公平磋商後釐定。

購買及安裝配套設施及基建項目

就根據基本買賣協議委托新生產線的同時，信利半導體擬購買及安裝若干配套設施及基建項目，包括：

(1)　基建項目；
(2)　無塵工作間系統；
(3)　電力設施；
(4)　淨水設施；
(5)　氣體設施；
(6)　環保設施；及
(7)　技術支援及其他項目。

信利半導體已開始物色潛在供應商及承辦商(均屬獨立第三方)，並開始就個別購買及服務合約展開磋商。購買及安裝該等配套設施及基建項目的總成本預計約為300,000,000港元，且預期不會超過400,000,000港元。

進行交易的理由及利益

本集團主要從事製造及銷售液晶體顯示器產品及電子消費產品，包括MP3播放機、計算機及電子零件。

本集團產出大多為電子消費產品，而其中必備的零件TFT-LCD屏幕必須由本集團向第三方採購。安裝新生產線後，本集團可開始自行生產TFT-LCD面板，配合其他零件，產品的整體生產成本將會下降。董事相信，透過新生產線完成及運作而進行的垂直整合將會提升生產能力與效率，有助本集團擴大在市場的競爭優勢。

就新生產線對信利半導體要付出的總成本（包括合約金額及購買與安裝配套設施與基建項目的成本）預計約為1,438,700,000港元，估計不會超過1,538,700,000港元。本集團擬以現有內部資金支付交易約80%的代價，餘額則以本集團預期稍後安排的無抵押銀行貸款撥付。

董事認為，交易對本公司有利，基本買賣協議及購買與安裝配套設施與基建項目的條款將為一般商業條款，且對股東公平合理及對股東與本公司整體有利。

一般資料

由於根據上市規則第14章進行的資產評估及代價評估，交易的整體相關百分比率超逾25%但少於100%，故此根據上市規則，交易屬於本公司的主要交易，必須在股東特別大會上獲得股東批准。就董事所知及所信，概無股東須就股東特別大會提呈有關批准交易的決議案放棄投票。有關購買新生產線的通函將盡快寄予各股東。

釋義

「基本買賣協議」	指	信利半導體（作為擁有人）與Nakan（作為總承辦商）就以總承包方式設計及建設新生產線訂立的整體協議，惟須待股東批准交易後方可作實
「董事會」	指	董事會
「本公司」	指	信利國際有限公司，於開曼群島註冊成立的公司，其股份在聯交所上市
「合約金額」	指	預期信利半導體根據基本買賣協議就設計、購買器材、裝置、安裝並試行新生產線應付的總代價
「董事」	指	本公司董事
「股東特別大會」	指	本公司為批准交易而召開的股東特別大會
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「獨立第三方」	指	與本公司或其任何附屬公司董事、主要行政人員、主要股東或彼等各自聯繫人（定義見上市規則）概無關連的獨立第三方，亦非本公司的關連人士
「意向書」	指	信利半導體與Nakan於二零零六年四月十一日訂立的意向書，各訂約方有條件同意訂立基本買賣協議
「上市規則」	指	聯交所證券上市規則
「Nakan」	指	Nakan Corporation，於日本註冊成立的公司
「新生產線」	指	建議根據基本買賣協議建設及完成的核心TFT-LCD生產線及其配套設施與基建項目
「股東」	指	本公司股份持有人
「聯交所」	指	香港聯合交易所有限公司
「TFT-LCD」	指	薄膜電晶體液晶顯示器
「交易」	指	訂立基本買賣協議、進行相關交易及購買與安裝配套設施與基建項目
「信利半導體」	指	信利半導體有限公司，本公司的全資附屬公司
「港元」	指	港元，香港法定貨幣
「日圓」	指	日圓，日本法定貨幣
「美元」	指	美元，美國法定貨幣

於本公佈內，除另有指明外，美元及日圓金額分別按1美元兑7.80港元及100日圓兑6.50港元的匯率換算為港元，惟僅供參考。

承董事會命
主席
林偉華

於本公佈日期，董事會包括四名執行董事林偉華先生、黃邦俊先生、張達生先生及李建華先生；以及三名獨立非執行董事鍾錦光先生、葉祖亭先生及香啟誠先生。

香港，二零零六年四月十一日

South China Morning Post 24/3/06

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

Announcement of 2005 Final Results

FINANCIAL HIGHLIGHTS
FOR THE YEAR ENDED 31 DECEMBER

	2005 Audited *HK$'000*	2004 Audited *HK$'000*	Change %
Turnover	**4,574,079**	3,406,992	+34
Gross profit	**1,086,360**	791,023	+37
Net profit for the year	**702,048**	526,501	+33
EPS			
– Basic	**HK$1.54**	HK$1.18	+31
– Diluted	**HK$1.50**	HK$1.13	+33
DPS			
– Interim	**23 HK cents**	17 HK cents	+35
– Final	**25 HK cents**	23 HK cents	+9
Total:	**48 HK cents**	40 HK cents	+20

CHAIRMAN'S STATEMENT

I am very pleased to announce that 2005 was another record breaking year for TRULY in both turnover and net profit. Audited consolidated turnover for the year ended 31 December 2005 was about HK$4.6 billion which was 34% more than the last corresponding year (HK$3.4 billion). Audited net profit for the year was approximately HK$702 million representing an increase of 33% over the year ended 31 December 2004 (approximately HK$527 million). Both gross (23.8%) and net profit margins (15.3%) for the year were satisfactory and comparable with 2004 (23.2% and 15.5% respectively).

The Group's CSTN LCD ("Colour Super-twisted Nematic Liquid Crystal Display") products had during the year maintained its dominance in the China handset market and recorded a big jump to HK$2.5 billion in turnover (2004: HK$2.0 billion) representing a significant growth of more than 25%. Thanks to the new CSTN production line installed and commenced mass production in around mid-2005, the enhanced productivity and yield wherefrom helped keep or even increase the overall gross margin of this segment of operations. Of course, in satisfying the customers' needs in all different display solutions and to boost business in the long run, we had inevitably accepted orders of less profitability such as the assembly of TFT ("Thin Film Transistor") display products. We believe the situation will persist before the Group has its own TFT panel production facilities.

Like I said in my last year chairman's statement, people and know how have long been my greatest emphases since the Group was successfully transformed into a technology driven enterprise some years ago. Although more stringent measures will be applied to contain cost in the course of continuous business growth, more resources are to be allocated in recruiting people of high and appropriate calibres to meet the challenge from the ever-changing business community. This is especially important for R&D people who are vital elements for the healthy growth of the Group's businesses in different directions.

Barring unforeseen market conditions, I still feel comfortable with the Group's medium term business growth momentum. The unaudited turnover for the first two months of 2006 had recorded a better than expected double digit growth. We are confident of maintaining this expansion trend and hope to achieve another excellent result for 2006.

Last but not least, I would like to thank our shareholders, business partners, staff and workers for their continuous support to the growth of the Group.

AUDITED CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2005

	NOTES	2005 *HK$'000*	2004 *HK$'000* *(Restated)*
Turnover		**4,574,079**	3,406,992
Cost of sales		**(3,487,719)**	(2,615,969)
Gross profit		**1,086,360**	791,023
Other income		**27,438**	16,061
Distribution costs		**(73,592)**	(54,839)
Administrative expenses		**(164,459)**	(130,229)
Impairment loss on available-for-sale investment		**(7,800)**	–
Impairment loss on property, plant and equipment		**(6,377)**	–
Finance costs	3	**(19,683)**	(14,201)
Share of results of an associate		**(382)**	113
Profit before taxation		**841,505**	607,928
Income tax expense	4	**(139,457)**	(81,427)
Profit for the year	5	**702,048**	526,501
Dividends	6	**219,992**	180,651
Earnings per share	7		
Basic		**HK$1.54**	HK$1.18
Diluted		**HK$1.50**	HK$1.13

AUDITED CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2005

	NOTES	2005 *HK$'000*	2004 *HK$'000*

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous years, negative goodwill arising on acquisitions prior to 1 January 2001 was held in reserves. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on 1 January 2005 (of which negative goodwill of HK$996,000 was previously recorded in reserves). A corresponding credit to the Group's retained earnings of HK$996,000 has been made.

Financial Instruments

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1 January 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The application of HKAS 32 has had no material impact on how financial instruments of the Group are presented for current and prior accounting periods. The principal effects resulting from the implementation of HKAS 39 are summarised below.

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 31 December 2004, the Group classified and measured its equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 ("SSAP 24") issued by the HKICPA. Under SSAP 24, investments in equity securities, which are securities held for an identified long term strategic purpose, are classified as "investment securities". "Investment securities" are carried at cost less any impairment losses. From 1 January 2005 onwards, the Group has classified and measured its equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured are measured at cost less impairment after initial recognition. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method after initial recognition.

On 1 January 2005, the Group classified and measured its equity securities as available-for-sale investment in accordance with the transitional provisions of HKAS 39 but there was no effect on the retained profits of the Group at 1 January 2005.

Derecognition

HKAS 39 provides more rigorous criteria for the derecognition of financial assets than the criteria applied in previous periods. Under HKAS 39, a financial asset is derecognised, when and only when, either the contractual rights to the asset's cash flows expire, or the asset is transferred and the transfer qualifies for derecognition in accordance with HKAS 39. The decision as to whether a transfer qualifies for derecognition is made by applying a combination of risks and rewards and control tests. The Group has applied the relevant transitional provisions and applied the revised accounting policy prospectively to transfers of financial assets from 1 January 2005 onwards. As a result, the Group's bill receivables discounted with full recourse which were derecognised prior to 1 January 2005 have not been restated. As at 31 December 2005, the Group's bills receivables discounted with full recourse have not been derecognised and are included in trade and other receivables. Instead, the related borrowings of HK$5,774,000 have been recognised on the balance sheet date. The relevant finance costs incurred in order to obtain such borrowings are included in the carrying amount of the borrowings on initial recognition and amortised over the terms of the borrowings using the effective interest method. This change in accounting policy has had no material effect on results for the current year.

Owner-occupied leasehold interest in land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively.

Share-based payments

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Company, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1 January 2005. In relation to share options granted before 1 January 2005, the Group chooses not to apply HKFRS 2 with respect to share options granted on or before 7 November 2002 and vested before 1 January 2005. This change in accounting policy has had no material effect on results for the current or prior years.

As a result of the changes in the accounting policies described above, the profit for the year is increased by HK$118,000 (2004: nil), which is attributable to the non-amortisation of goodwill which was previously included in administrative expenses.

The cumulative effects of the application of the new HKFRSs on 31 December 2004 and 1 January 2005 are summarised below:

	As at 31 December 2004 (originally stated) *HK$'000*	Adjustments *HK$'000*	As at 31 December 2004 (restated) *HK$'000*	Adjustments *HK$'000*	As at 1 January 2005 (restated) *HK$'000*
Balance sheet items					
Impact of HKAS 17:					
Property, plant and equipment	893,897	(90,245)	803,652	–	803,652
Prepaid lease payments	–	90,245	90,245	–	90,245
Impact of HKAS 39:					
Investment securities	7,800	–	7,800	(7,800)	–
Available-for-sale investments	–	–	–	7,800	7,800
Total effects on assets	901,697	–	901,697	–	901,697
Retained earnings	1,092,527	–	1,092,527	996	1,093,523
Negative goodwill reserve	996	–	996	(996)	–
Total effects on equity	1,093,523		1,093,523		1,093,523

	Notes		
Non-current assets			
Property, plant and equipment		1,091,452	803,652
Prepaid lease payments		98,267	88,532
Intangible assets		19,402	28,796
Goodwill		413	413
Interest in an associate		1,086	1,285
Available-for-sale investments		–	–
Investment securities		–	7,800
Deferred tax assets		415	–
Deposits paid for acquisition of property, plant and equipment		60,592	–
		1,271,627	930,478
Current assets			
Inventories		549,994	445,500
Prepaid lease payments		2,456	1,713
Trade and other receivables	8	753,253	550,832
Short-term loans receivable		–	1,500
Amount due from an associate		447	1,071
Tax recoverable		1,967	1,465
Bank balances and cash		848,436	476,388
		2,156,553	1,478,469
Current liabilities			
Trade and other payables	9	921,761	508,463
Tax liabilities		98,728	49,836
Obligations under finance leases		–	5,326
Bank borrowings		181,937	194,671
		1,202,426	758,296
Net current assets		954,127	720,173
Total assets less current liabilities		2,225,754	1,650,651
Non-current liabilities			
Obligations under finance leases		–	5,313
Bank borrowings		249,559	218,029
Deferred tax liabilities		38,150	19,370
		287,709	242,712
		1,938,045	1,407,939
Capital and reserves			
Share capital		45,816	45,168
Reserves		1,892,229	1,362,771
		1,938,045	1,407,939

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

The Company was incorporated in the Cayman Islands under the Companies Law of the Cayman Islands as an exempted company. The Company is a public limited company with its shares listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and principal place of business of the Company are disclosed in the section headed "General Information" to the annual report.

The consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

The Company acts as an investment holding company. Its subsidiaries are principally engaged in the business of manufacture and sale of liquid crystal display ("LCD") products and electronic consumer products including MP3 players, calculators and electronic components.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRS(s)"), Hong Kong Accounting Standards ("HKAS(s)") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of share of tax of an associate has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and/or prior accounting years are prepared and presented:

Business combinations

In the current year, the Group has applied HKFRS 3 "Business Combinations" from 1 January 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

Goodwill

In previous years, goodwill arising on acquisitions was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3 so that on 1 January 2005 the Group eliminated the carrying amount of the related accumulated amortisation of HK$177,000 with a corresponding decrease in the cost of goodwill. The Group has discontinued amortising such goodwill from 1 January 2005 onwards and such goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1 January 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current year. Comparative figures for 2004 have not been restated.

The Group has not early applied the following new standards and interpretations that have been issued but are not yet effective. The Group has commenced considering the potential impact of these new standards and interpretations but is not yet in a position to determine whether these new standards and interpretations would have a significant impact on how its results of operations and financial position are prepared and presented.

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 and HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 4	Determining whether an arrangement contains a lease[2]
HK(IFRIC) – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market – waste electrical and electronic equipment[3]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[4]

[1] Effective for annual periods beginning on of after 1 January 2007
[2] Effective for annual periods beginning on of after 1 January 2006
[3] Effective for annual periods beginning on of after 1 December 2005
[4] Effective for annual periods beginning on of after 1 March 2006

3. FINANCE COSTS

	2005 *HK$'000*	2004 *HK$'000*
Interest on:		
Bank borrowings wholly repayable within five years	19,466	13,812
Finance leases	217	389
	19,683	14,201

4. INCOME TAX EXPENSE

	2005 *HK$'000*	2004 *HK$'000*
Current tax:		
Hong Kong	50,697	29,976
PRC	73,661	46,635
Other jurisdictions	254	657
	124,612	77,268
(Over)underprovision in prior years:		
Hong Kong	(4,850)	1,330
PRC	1,330	299
	(3,520)	1,629
Deferred tax		
Current year	18,365	2,530
	139,457	81,427

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit for the year.

Taxation arising in PRC and other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

Pursuant to the relevant laws and regulations in the PRC, one of the Company's PRC subsidiaries, 廣東省汕尾市信利半導體有限公司, is entitled to exemption from PRC enterprise income tax for the first two years commencing from its first profit-making year of operation and thereafter, this PRC subsidiary will be entitled to a 50% relief from PRC enterprise income tax of 24% for the following three years starting from 2003.

5. PROFIT FOR THE YEAR

	2005 *HK$'000*	2004 *HK$'000*
Profit for the year has been arrived at after charging (crediting):		
Depreciation and amortisation on:		
Property, plant and equipment	148,904	110,708
Prepaid lease payments	2,456	1,713
Development expenditure included in cost of sales	9,455	9,455
Trademarks included in administrative expenses	344	373
Goodwill included in administrative expenses	–	118
	161,159	122,367
Staff costs, inclusive of directors' remuneration:		
Salaries and other benefits	187,576	148,643
Retirement benefits scheme contributions	8,515	6,108
	196,091	154,751
Share of tax of an associate (included in share of results of an associate)	–	30
Interest income	(14,536)	(1,477)

6. DIVIDENDS

	2005 HK$'000	2004 HK$'000
Interim dividend paid of 23 HK cents (2004: 17 HK cents) per share	105,378	76,762
Final dividend proposed of 25 HK cents (2004: 23 HK cents) per share	114,614	103,889
	219,992	180,651

The final dividend of 25 HK cents (2004: 23 HK cents) per share has been proposed by the directors and is subject to approval by the shareholders in the forthcoming annual general meeting.

7. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2005 HK$'000	2004 HK$'000
Earnings for the purposes of basic and diluted earnings per share	702,048	526,501

	2005 Number of shares	2004 Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	455,489,623	447,983,270
Effect of dilutive potential ordinary shares – share options	12,969,191	18,571,052
Weighted average number of ordinary shares for the purposes of diluted earnings per share	468,458,814	466,554,322

8. TRADE AND OTHER RECEIVABLES

The Group has a policy of allowing an average credit terms ranging from 30 to 90 days to its trade customers.

The following is an aged analysis of accounts receivable at the balance sheet date:

	2005 HK$'000	2004 HK$'000
Within 60 days	566,087	379,284
61 to 90 days	63,958	45,629
More than 90 days	24,611	40,022
	654,656	464,935

9. TRADE AND OTHER PAYABLES

The following is an aged analysis of accounts payable at the balance sheet date:

	2005 HK$'000	2004 HK$'000
Within 60 days	685,095	342,951
61 to 90 days	38,014	21,656
More than 90 days	31,596	41,838
	754,705	406,445

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

LCD sales for the year were about HK$4.4 billion (2004: HK$3.1 billion), and comprised 96% of the Group's turnover. In 2005, 76% and 13% of the LCD outputs in dollar term were shipped to China and South Korea respectively. Our performance in these two markets were still outperforming over those elsewhere as consistent with the first half year. With GDP heavily relying on exports, these two world-class manufacturing bases are regarded as TRULY's stepping stone for our products to be recognised in the international market.

Despite a negative sentiment being widely spread in the mobile handset market in which the Group's LCD products have a leverage, we have during the year achieved an overall encouraging gross and net profit margins of 23.8% and 15.3% respectively. In addition to a traditionally tight overheads budget and the effective cost control, the better than expected profit margins were in fact a result of the real return from our investment in automated production plants and the continuous improvement in productivity such as outputs and yields.

Vertical integration in production of our LCD modules has been one of our business successes for some time. During the year, the mass productions of flexible and conventional printed circuit boards and camera modules in our own factories had significantly reduced the purchase cost of making the final LCD products. Together with the increased production capability of the second CSTN line, we are ready to meet new business opportunity.

BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

2005

	LCD products HK$'000	Electronic consumer products HK$'000	Consolidated HK$'000

As an industrialist with more emphasis on production and R&D, we have also put much efforts in our marketing force. In order to strengthen our direct business relationships with multinational customers, we had during the year re-organised our various overseas marketing offices including the Europe, USA and Japan subsidiaries. The successful implementation of the said re-structuring will no doubt be advantageous to our healthy growth in geographical segments and diversify the associated credit risk.

2006 and the following couple of years will witness the Group's another dramatic change in technological breakthrough. Through years of product development and feasibility study, we are now in the process of finalising the investments of a mass production plant in TFT panel or OLED ("Organic Light Emitting Diode") displays. The plan established so far is based on a principally self-financed model. We are fully confident of achieving the goal in the near future and thereafter our customers can enjoy the benefit of an even more cost effective total colour display solution under TRULY's brand name.

FINANCIAL ANALYSIS

Investment, Assets and Liabilities

During the year, the Group acquired plant and machinery amounting to HK$393 million and properties under development amounting to HK$34 million for the purpose of expanding its manufacturing capacity in the China factory campus.

Total assets were increased by approximately 42% to HK$3,428 million which comprised HK$2,157 million of current assets, HK$1,091 million of property, plant and equipment and HK$180 million of other long-term assets. Total liabilities were about HK$1,490 million, of which HK$1,202 million were current liabilities and HK$288 million were long term liabilities. The current ratio was maintained at a healthy level of 1.8.

Liquidity and Financial Resources

Turnover and net profit for the year were increased by 34% and 33% respectively. Earnings per share were accordingly enhanced by approximately 31%.

As at 31 December 2005, the surplus cash and bank balances, net of outstanding bank and other borrowings were about HK$417 million (2004: HK$53 million). These borrowings bear interest at prevailing market rate and their maturity profiles are shown in the notes to the financial statements.

The financial position of the Group is even better than last year and ready for future capital expansion while keeping a sufficiently high level of cash and bank balances (HK$848 million at 31 December 2005) together with adequate unutilised banking facilities. The gearing ratio based on total liabilities, net of cash and bank balances was approximately 33%.

Capital expenditure of around HK$2 billion for the next three years in respect of acquisitions of property, plant and equipment was authorized but not contracted for. Their expected sources of funding will be principally from internal reserves.

General

During the year, the Company issued 6,475,000 ordinary shares of HK$0.1 each under share option scheme at HK$2.196 per share, for a consideration of HK$14,219,100. The new shares rank pari passu with the existing shares in all respects and the issued share capital of the Company was accordingly increased to HK$45,816,453 at 31 December 2005.

The state of the Group's current order books is very good.

Except for investments in subsidiaries and an associate, neither the Group nor the Company had held any material investments during the year.

Additions to and disposals of fixed assets mainly in plant and machinery were approximately HK$435 million and HK$15 million during the year. As at 31 December 2005, the Group had pledged certain of its machinery with an aggregate carrying value of approximately HK$47 million to secure banking facilities granted to the Company's subsidiaries.

More than 6,800 workers and staff are currently employed in our Shan Wei factory in China and around 80 personnel in the Group's Hong Kong office. Total staff costs for the year were approximately HK$196 million.

The Group had no material contingent liabilities at the balance sheet date and exposure to fluctuations in exchange rates was minor and properly hedged, if any.

OTHER INFORMATION

Dividends

The directors recommend the payment of a final dividend for the year ended 31 December 2005 of 25 HK cents per share (2004: 23 HK cents) which, together with the interim dividend of 23 HK cents per share (2004: 17 HK cents) paid in October, 2005, makes a total dividend for the year of 48 HK cents per share (2004: 40 HK cents).

The total dividend payout ratio for the year was about 31% and it is the Board's long-term target to keep this ratio in between 30% and 35%.

Closure of Register of Members

The Register of Members will be closed from 24 April 2006 to 28 April 2006, both dates inclusive, during which period no transfer of shares can be registered. In order to qualify for the final dividend, all transfers accompanied by relevant share certificates must be lodged with the Company's Branch Share Registrars, Secretaries Limited, at Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 21 April 2006.

Annual General Meeting

The 2006 Annual General Meeting of the Company will be held on 10 May 2006. A notice convening the meeting will be issued in due course.

REVENUE			
External sales	4,389,588	184,491	4,574,079
RESULT			
Segment result	838,578	23,725	862,303
Interest income			14,536
Unallocated corporate expenses			(1,092)
Impairment loss on available-for-sale investment	(7,800)	–	(7,800)
Impairment loss on property, plant and equipment	–	(6,377)	(6,377)
Finance costs			(19,683)
Share of results of an associate	–	(382)	(382)
Profit before taxation			841,505
Income tax expense			(139,457)
Profit for the year			702,048

2004

	LCD products HK$'000	Electronic consumer products HK$'000	Consolidated HK$'000 (Restated)
REVENUE			
External sales	3,138,393	268,599	3,406,992
RESULT			
Segment result	618,989	2,625	621,614
Interest income			1,477
Unallocated corporate expenses			(1,075)
Finance costs			(14,201)
Share of results of an associate	–	113	113
Profit before taxation			607,928
Income tax expense			(81,427)
Profit for the year			526,501

Geographical segments

	Turnover by geographical segments 2005 HK$'000	2004 HK$'000
PRC	**3,433,919**	2,265,565
South Korea	**587,569**	443,167
Japan	**175,194**	241,350
Hong Kong	**147,980**	135,207
Europe	**119,132**	113,778
Others	**110,285**	207,925
	4,574,079	3,406,992

Outlook

Our business expansion over the past few years was based on solid grounds of making the right investments in production facilities, selecting the right products to develop and sell and targeting the right market to penetrate. We will continue to fine-tune the execution of these policies to keep the Group growing in the right direction. As a matter of self-monitoring, more and more internal controls will be and are being deployed to regulate this growing process. After the successful launch of the MRPII system in material requisition and production planning in around May 2004 which resulted in rapid decline in inventory turnover period from over 100 days to around 50 days, a new ERP system is now being tested which will further enhance the production efficiency of the Group.

Purchase, Sale or Redemption of Security

No purchase, sale or redemption was made by the Company or its subsidiaries of the Company's listed securities during the year.

Model Code

None of the Directors of the Company is aware of information that would reasonably indicate that the Company was not in the year under review in compliance with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited.

Audit Committee

The Company has an Audit Committee which was established in accordance with the code provisions of the Corporate Governance Code (the "Code") for the purposes of reviewing and providing supervision over the Group's financial reporting matters and internal controls. The annual results have been reviewed by the Audit Committee which comprises all the three independent non-executive directors namely Mr. Chung Kam Kwong (being the Chairman), Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing together with Mr. Wong Pong Chun, James, an executive director, as members. They meet at least four times a year.

The Group has received, from each of the independent non-executive directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive directors are independent.

Remuneration and Nomination Committees

The Company has set up a Remuneration Committee and a Nomination Committee respectively in accordance with the relevant requirements of the Code. The two Committees are chaired by Mr. Chung Kam Kwong, an independent non-executive director and comprise three other members, namely Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing, being independent non-executive directors and Mr. Wong Pong Chun, James, an executive director of the Company.

Corporate Governance

We have complied with all the applicable code provisions set out in the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules which became effective on 1 January 2005, throughout the year ended 31 December 2005, except for the following major deviations:

1. Code Provision A.2.1 – The roles of the Chairman and the Chief Executive are not separated and are performed by the same individual, Mr. Lam Wai Wah, Steven. The Board will meet regularly to consider major matters affecting the operations of the Company. The Board considers that this structure will not impair the balance of power and authority between the Board and the management of Company and believes that this structure will enable us to make and implement decisions promptly and efficiently.

2. Code Provision A.4.1 – The independent non-executive Directors have not been appointed for a specific term, but are subject to retirement and re-election in accordance with the Articles.

3. Code Provision A.4.2 – This Code Provision stipulates that all directors appointed to fill a casual vacancy shall hold office until the first next general meeting after their appointment, and every director should be subject to retirement by rotation at least once every three years. According to the Articles, any Director shall hold office until the next following annual general meeting and at such meeting, one-third of the Board shall retire from office by rotation and be eligible for re-election. Amendments to the relevant provisions of the Articles will be proposed at the 2006 annual general meeting of the Company to comply with Code Provisions A.4.1 and A.4.2.

Sufficiency of Public Float

The Company has maintained a sufficient public float throughout the year ended 31 December 2005.

Annual Report

The 2005 Annual Report containing all the information required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on the websites of the Exchange and the Company in due course.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 23 March 2006

As at the date of this announcement, the Board comprised Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chun, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua as executive directors and Mr. Chung Kam Kwong, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing as independent non-executive directors.

TRULY®
信利國際有限公司
(於開曼群島註冊成立之有限公司)
(股份代號：0732)

二零零五年度業績公佈

財務摘要
截至十二月三十一日止年度

	二零零五年 經審核 千港元	二零零四年 經審核 千港元	變動 %
營業額	4,574,079	3,406,992	+34
毛利	1,086,360	791,023	+37
本年度純利	702,048	526,501	+33
每股盈利			
一基本	1.54港元	1.18港元	+31
一攤薄	1.50港元	1.13港元	+33
每股股息			
一中期	23港仙	17港仙	+35
一末期	25港仙	23港仙	+9
總計：	48港仙	40港仙	+20

主席報告書
本人欣然公佈，信利在二零零五年之營業額及純利再創紀錄。截至二零零五年十二月三十一日止年度之經審核綜合營業額約為46億港元，較去年同期（34億港元）上升34%。本年度之經審核純利約為7.02億港元，較截至二零零四年十二月三十一日止年度（約5.27億港元）上升33%。本年度之毛利率（23.8%）及純利率（15.3%）令人滿意，較二零零四年（分別為23.2%及15.5%）相約。

年內，本集團之CSTN LCD（「彩色超扭曲向列型液晶顯示器」）產品在中國手機市場得以保持主導地位，營業額躍升至25億港元（二零零四年：20億港元），大幅增長逾25%。有賴於二零零五年中安裝新CSTN生產線並開始大規模生產，其生產能力及良品率提高有助保持甚至提高此業務分類之整體毛利率。為應付客戶對所有不同顯示器方案之需求及業務之長遠發展，我們難免須承接盈利較低之訂單（如安裝TFT（「薄膜電晶體」）顯示器產品）。我們相信，此情況在本集團自設TFT面板生產設施前仍會持續。

誠如本人於去年之主席報告書中所述，自本集團於數年前成功轉型為技術主導型企業以來，本人一直十分著重人才與技術。儘管本集團將實施多項更為嚴謹之措施，務求在業務持續增長之同時控制成本，但本集團仍會分配更多資源，聘請更多高質素之合適人才，以應付瞬息萬變之業務環境。研發人才對本集團業務循不同方向發展尤為重要。

在無不可預見之市場情況下，本人仍對本集團中期業務之增長勢頭充滿信心。二零零六年首兩個月之未經審核營業額錄得比預期理想之雙位數增長。我們有信心可繼續乘著這擴展趨勢，於二零零六年再創輝煌業績。

最後，本人謹此感謝我們的股東、業務夥伴、員工及工友對本集團成長之不斷支持。

經審核綜合收益表
截至十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元 (重列)
營業額		4,574,079	3,406,992
銷售成本		(3,487,719)	(2,615,969)
毛利		1,086,360	791,023
其他收入		27,438	16,061
分銷成本		(73,592)	(54,839)
行政費用		(164,459)	(130,229)
可供出售投資之減值虧損		(7,800)	–
物業、廠房及設備之減值虧損		(6,377)	–
財務費用	3	(19,683)	(14,201)
應佔一家聯營公司業績		(382)	113
除稅前溢利		841,505	607,928
所得稅開支	4	(139,457)	(81,427)
本年度溢利	5	702,048	526,501

間生效。應用此等新香港財務報告準則更改綜合收益表、綜合資產負債表及綜合權益變動表之呈報方式。尤其是，分佔一間聯營公司之稅項之呈報方式已經更改。呈報方式之變動已追溯應用。採納新香港財務報告準則導致本集團之會計政策在下述範圍有所變動，並影響編製及呈報本會計年度及／或過往會計年度業績之方式：

業務合併
於本年度，本集團已由二零零五年一月一日起應用香港財務報告準則第3號「業務合併」。應用香港財務報告準則第3號對本集團之主要影響概述如下：

商譽
於過往年度，收購所產生之商譽會於其估計可使用年期內撥充資本及攤銷。本集團已應用香港財務報告準則第3號之有關過渡條文，以便於二零零五年一月一日，本集團撇銷相關累計攤銷之賬面值177,000港元，而商譽成本則相應減少。自二零零五年一月一日起，本集團不再攤銷有關商譽，而商譽將至少每年進行減值測試。於二零零五年一月一日後進行收購所產生之商譽，會於初次確認後以成本減累計減值虧損（如有）列賬。鑑於此項會計政策有所變動，故本年度並無扣除商譽攤銷。二零零四年之比較數字並無重列。

本集團於被收購公司可識別資產、負債及或然負債公平淨值之權益超逾成本之差額（前稱「負商譽」）
根據香港財務報告準則第3號，凡本集團於被收購公司可識別資產、負債及或然負債公平淨值之權益超逾成本（「收購折讓」），均會於進行收購之期間內即時於損益中確認。於過往年度，因二零零一年一月一日進行收購所產生之負商譽會於儲備中持有。根據香港財務報告準則第3號之有關過渡條文，本集團於二零零五年一月一日終止確認所有負商譽（其中996,000港元之負商譽已於早前在儲備中記錄）。本集團之保留盈利已相應計入996,000港元。

金融工具
於本年度，本集團已應用香港會計準則第32號「金融工具：披露及呈報」及香港會計準則第39號「金融工具：確認及計量」。香港會計準則第32號規定追溯應用。於二零零五年一月一日或之後開始之年度期間生效之香港會計準則第39號一般不容許追溯確認、終止確認或計量金融資產及負債。應用香港會計準則第32號不會對本集團於本會計期間及過往會計期間金融工具之呈報方式構成重大影響。實施香港會計準則第39號所產生之主要影響概述如下。

分類及計量金融資產及金融負債
本集團已應用香港會計準則第39號之有關過渡條文，內容有關分類及計量屬香港會計準則第39號範疇內之金融資產及金融負債。

於二零零四年十二月三十一日前，本集團根據香港會計師公會頒佈之會計實務準則第24號（「會計實務準則第24號」）之基準處理方法分類及計量其股本證券。根據會計實務準則第24號，股本證券投資（乃持作已識別長期策略目的之證券）乃按成本減任何減值虧損列賬。由二零零五年一月一日起，本集團已根據香港會計準則第39號分類及計量其股本證券。根據香港會計準則第39號，金融資產會分類為「以公平值計量且公平值計入損益之金融資產」、「可供出售金融資產」、「貸款及應收賬款」或「持有至到期之金融資產」。「以公平值計量且公平值計入損益之金融資產」及「可供出售金融資產」乃按公平值列賬，而公平值變動則分別於損益及股本中確認。並無在活躍市場公開報價且公平值不能可靠地計量之可供出售股本投資於初次確認後以成本減去減值列賬。「貸款及應收賬款」及「持有至到期之金融資產」於初次確認後利用實際利率法按經攤銷成本計量。

於二零零五年一月一日，本集團根據香港會計準則第39號之過渡條文，將其股本證券分類及計量為可供出售投資，惟對本集團於二零零五年一月一日之保留溢利並無影響。

終止確認
香港會計準則第39號規定對終止確認金融資產實施較過往期間所應用之標準更為嚴謹之標準。根據香港會計準則第39號，倘及僅倘對資產現金流量之合約權利終止，或資產已轉讓且有關轉讓事項符合香港會計準則第39號下終止確認之資格，方可終止確認金融資產。透過結合風險與回報以及監控測試，可釐定一項轉讓事項是否符合終止確認之資格。本集團已應用有關過渡條文，並已就二零零五年一月一日起之金融資產轉讓提早應用經修訂之會計政策。因此，本集團並無重列於二零零五年一月一日前終止確認之附全部追索權貼現應收票據。於二零零五年十二月三十一日，本集團之附全部追索權貼現應收票據並未終止確認，且計入應收賬款及其他應收款項。取而代之，於結算日已確認相關借貸5,774,000港元。因取得有關借貸而產生之有關財務費用已於初次確認時計入借貸之賬面值，並利用實際利率法於借貸期內攤銷。是項會計政策變動對本年度之業績並無重大影響。

業主自用之土地租賃權益
於過往年度，業主自用租賃土地及樓宇歸入物業、廠房及設備，並以成本模式計量。於本年度內，本集團應用香港會計準則第17號「租賃」。根據香港會計準則第17號，土地及樓宇租賃之土地及樓宇部份應視乎租賃類別獨立入賬，除非有關租賃付款未能可靠地劃分為土地或樓宇部份，在此情況下則整項租賃一概視為融資租約。倘能就租賃付款可靠地劃分為土地或樓宇部份，於土地之租賃權益應重新分類為經營租約下之預付租賃付款，以成本入賬並於租期內以直線法攤銷。是項會計政策變動已追溯應用。

以股份為基礎之付款
於本年度內，本集團已應用香港財務報告準則第2號「以股份為基礎之付款」。該準則規定，當本集團以股份或涉及股份之權利購買貨品或交換服務（「以股份支付之交易」），或以相當於某數目股份或涉及股份之權利之價值交換其他資產（「以現金支付之交易」）時，則須對開支予以確認。香港財務報告準則第2號對本集團之主要影響為有關本公司董事及僱員於購股權之公平值（於授出購股權當日釐定）將於歸屬期內列為開支。於應用香港財務報告準則第2號前，本集團在該等購股權獲行使前不會確認其財務影響。本集團已應用香港財務報告準則第2號於二零零五年一月一日或之後所授出之購股權。至於二零零五年一月一日前授出之購股權，本集團並無應用香港財務報告準則第2號於二零零二年十一月七日或之前授出及於二零

於中國及其他司法權區所產生之稅項乃根據有關司法權區適用之稅率計算。

根據中國相關法律及規例，本公司其中一家中國附屬公司廣東省汕尾市信利半導體有限公司有權於首個獲利之營運年度起計首兩年獲豁免中國企業所得稅，並於其後三年享有中國企業所得稅50%寬減，而該中國附屬公司有權由二零零三年起享有中國企業所得稅（稅率為24%）之50%寬減。

5. 本年度溢利

	二零零五年 千港元	二零零四年 千港元
本年度溢利已扣除（計入）：		
下列各項之折舊及攤銷：		
物業、廠房及設備	148,904	110,708
預付租賃款項	2,456	1,713
發展支出（計入銷售成本）	9,455	9,455
商標（計入行政費用）	344	373
商譽（計入行政費用）	–	118
	161,159	122,367
員工成本（包括董事酬金）：		
薪酬及其他福利	187,576	148,643
退休福利計劃供款	8,515	6,108
	196,091	154,751
分佔聯營公司稅項（計入分佔聯營公司業績）	–	30
利息收入	(14,536)	(1,477)

6. 股息

	二零零五年 千港元	二零零四年 千港元
已派發中期股息每股23港仙（二零零四年：17港仙）	105,378	76,762
建議派發末期股息每股25港仙（二零零四年：23港仙）	114,614	103,889
	219,992	180,651

末期股息每股25港仙（二零零四年：23港仙）已由董事建議，並須經由股東於應屆股東週年大會上批准。

7. 每股盈利

每股基本及攤薄盈利乃根據下列數據計算：

	二零零五年 千港元	二零零四年 千港元
用以計算每股基本及攤薄盈利之盈利	702,048	526,501

	二零零五年 股數	二零零四年 股數
用以計算每股基本盈利之普通股加權平均數	455,489,623	447,983,270
具攤薄性質之購股權之影響	12,969,191	18,571,052
用以計算每股攤薄盈利之普通股加權平均數	468,458,814	466,554,322

8. 應收賬項及其他應收款項

本集團之政策為向其貿易客戶給予介乎平均30至90日不等之信貸期。

於結算日之應收賬項賬齡分析如下：

	二零零五年 千港元	二零零四年 千港元
60天以內	566,087	379,284
61至90天	63,958	45,629
90天以上	24,611	40,022
	654,656	464,935

前景

我們之業務在過往數年不斷擴充，乃建基於在生產設施方面進行適當投資，挑選合適之產品作開發及銷售以及眼光獨到地進軍適當之目標市場。我們將繼續調整執行此等政策，使本集團可循著適當方向發展。至於自我監察方面，本集團會實行更廣泛之內部監控，務求監察增長過程。於二零零四年五月，本集團成功推出物料採購及生產規劃之MRPII系統，使存貨周轉期迅速由超過100天縮短至約50天。於推出有關系統後，本集團現正測試另一項新企業資源規劃系統，可進一步提升本集團之生產效率。

作為著重生產及研發之工業企業，我們亦十分著重市場推廣。為鞏固我們與跨國客戶之間之直接業務關係，我們於年內重組多家海外市場推廣辦事處，包括歐洲、美國及日本之附屬公司。成功進行上述重組事宜勢將有利我們地區分類之健康增長，並可分散相關信貸風險。

二零零六年及往後數年將見證本集團在技術突破方面之另一重大轉變。透過多年之產品開發及可行性研究工作，我們現正踏入決定投資於TFT面板或OLED（「有機電致發光顯示器件」）顯示器大規模生產廠房之最後階段。有關計劃暫時根據主要為自資模式而計劃。我們極具信心可於不久將來達到目標，其後，我們之客戶則可受惠於信利品牌下更具成本效益之彩色顯示器完整方案。

財務狀況分析

投資、資產及負債

於年度內，集團為擴充其於國內生產基地之產能，添置總值3.93億港元之廠房及設備，以及總值0.34億港元之發展中物業。

總資產上升約42%至34.28億港元，當中計有21.57億港元流動資產、10.91億港元物業、廠房及設備及1.80億港元其它長期資產。總負債約為14.90億港元，當中包括12.02億港元流動負債及2.88億港元長期負債。流動比率維持在1.8之健康水準。

流動資金及財政資源

年內，營業額及純利分別上升34%及33%，因此每股盈利隨之增加約31%。

於二零零五年十二月三十一日，淨現金及銀行結存（扣除未償還之銀行及其它借貸）約為4.17億港元（二零零四年：0.53億港元）。該等貸款之利率乃根據現行市場息率而釐定，其還款期載於財務報表附註。

本集團之財務狀況較去年更為穩健，其同時持有高度充盈之現金及銀行結餘（於二零零五年十二月三十一日為8.48億港元），及足夠之尚未運用銀行備用額，足以應付未來之資本擴展所需。資本負債比率按總負債（經扣除現金及銀行結餘）計算約為33%。

未來三年，將有約20億港元之資本支出會用作購置物業、廠房及設備，此事已獲授權但尚未訂約，預期資金來源主要來自內部儲備。

一般事項

年內，本公司根據購股權計劃以每股2.196港元發行6,475,000股每股面值0.1港元之普通股，股款為14,219,100港元。該等新股份與現有股份在各方面均享有同等權利，本公司於二零零五年十二月三十一日之已發行股本因此增加至45,816,453港元。

本集團現時之訂單數量非常理想。

除附屬公司及聯營公司投資外，本集團及本公司均無於年內持有任何重大投資。

年內，固定資產添置及出售（以廠房及機器為主）約為4.35億港元及0.15億港元。於二零零五年十二月三十一日，本集團已將其賬面總值約0.47億港元之若干機器質押，以作為本公司附屬公司銀行備用額之抵押品。

現時超過6,800名工人及僱員受聘於本集團位於國內汕尾之工廠，以及約有80名員工受聘於本集團香港辦事處。年內，員工總成本約為1.96億港元。

9. 應付賬項及其他應付款項

於結算日之應付賬項賬齡分析如下：

	二零零五年 千港元	二零零四年 千港元
60天內	685,095	342,951
61至90天	38,014	21,656
90天以上	31,596	41,838
	754,705	406,445

管理層研討及分析

業務回顧

年內LCD銷售額約44億港元（二零零四年：31億港元），佔本集團營業額96%。於二零零五年，以貨幣計算，運往中國及南韓之LCD產出分別佔76%及13%。與上半年相若，我們在這兩個市場之表現較其他地區突出。國內生產總值倚重出口支持，故信利將此兩個世界級製造基地視為產品在全球市場爭取知名度之踏腳石。

儘管本集團LCD產品倚重之移動手機市場消費氣氛疲弱，惟本集團於年內之毛利率及純利率分別達到23.8%及15.3%，整體而言令人鼓舞。除一貫以來嚴謹之開支預算及行之有效之成本控制外，自動化生產廠房投資之實際回報及生產能力（如產出及良品率）持續改善亦使盈利率較預期為佳。

LCD模組生產之縱向整合亦為我們業務之其中一項成就。年內，在我們自設工廠內大規模生產軟性及傳統之印製線路板及相機模組大大節省生產最終LCD產品之購貨成本。加上第二條CSTN線產能提升，我們已準備就緒迎接新湧現之商機。

業務及地區分類

業務分類

二零零五年

	LCD產品 千港元	電子消費品 千港元	綜合 千港元
收益			
外銷	4,389,588	184,491	4,574,079
業績			
分類業績	838,578	23,725	862,303
利息收入			14,536
未分配之公司費用			(1,092)
可供出售投資之減值虧損	(7,800)	–	(7,800)
物業、廠房及設備之減值虧損	–	(6,377)	(6,377)
財務費用			(19,683)
分佔一家聯營公司業績	–	(382)	(382)
除稅前溢利			841,505
所得稅支出			(139,457)
本年度溢利			702,048

二零零四年

	LCD產品 千港元	電子消費品 千港元	綜合 千港元 （重列）
收益			
外銷	3,138,393	268,599	3,406,992
業績			
分類業績	618,989	2,625	621,614
利息收入			1,477
未分配之公司費用			(1,075)
財務費用			(14,201)
分佔一家聯營公司業績	–	113	113
除稅前溢利			607,928
所得稅支出			(81,427)
本年度溢利			526,501

地區分類

	按地區分類劃分之營業額	
	二零零五年 千港元	二零零四年 千港元
中國	3,433,919	2,265,565
南韓	587,569	443,167
日本	175,194	241,350
香港	147,980	135,207
歐洲	119,132	113,778
其他	110,285	207,925
	4,574,079	3,406,992

本集團於結算日概無任何重大或然負債，且僅須承擔低度滙率波動風險，並已就此妥為作出對沖（如有）。

其他資料

股息

董事建議就截至二零零五年十二月三十一日止年度派付每股25港仙（二零零四年：23港仙）之末期股息，連同已於二零零五年十月派付之中期股息每股23港仙（二零零四年：17港仙）計算，本年度之股息總額為每股48港仙（二零零四年：40港仙）。

年內之總派息比率約為31%，董事會擬定之長期派息率目標為30%至35%之間。

暫停辦理股份過戶登記手續

股份過戶登記手續將於二零零六年四月二十四日至二零零六年四月二十八日（包括首尾兩日）暫停辦理，期間不會進行任何股份過戶登記。為符合資格收取末期股息，所有股份過戶文件連同有關股票，須於二零零六年四月二十一日下午四時正前，送達本公司股份過戶分處秘書商業服務有限公司，地址為香港皇后大道東1號太古廣場三座25樓。

股東週年大會

本公司二零零六年股東週年大會將於二零零六年五月十日舉行。召開大會之通告將於適當時候發出。

購買、出售或贖回證券

本公司或其附屬公司於年內概無購買、出售或贖回本公司任何上市證券。

標準守則

根據本公司董事所知悉，並無資料合理顯示本公司於回顧年度未有遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十所載之上市發行人董事進行證券交易的標準守則。

審核委員會

本公司已遵照企業管治常規守則（「守則」）之守則條文而成立審核委員會，以便審閱及監察本集團財務申報事宜及內部控制。全年業績已經由審核委員會審閱，而審核委員會由全體三名獨立非執行董事鍾錦光先生（委員會主席）、葉祖亭先生及香啟誠先生（委員會成員），以及執行董事黃邦俊先生（委員會成員）組成。彼等每年最少召開四次會議。

本集團已根據上市規則第3.13條接獲各獨立非執行董事分別發出有關其獨立性之年度確認書。本公司認為所有獨立非執行董事均為獨立人士。

薪酬委員會及提名委員會

本公司已根據守則之相關規定分別成立薪酬委員會及提名委員會。兩個委員會均由獨立非執行董事鍾錦光先生出任主席，並包括三名其他成員葉祖亭先生及香啟誠先生（本公司獨立非執行董事）以及黃邦俊先生（本公司執行董事）。

企業管治

截至二零零五年十二月三十一日止年度，本集團一直遵守於二零零五年一月一日生效之上市規則附錄十四內企業管治常規守則所載之所有適用守則條文，惟以下重大偏差除外：

1. 守則條文第A.2.1條—主席及行政總裁之職位不可分開，且由同一人（林偉華先生）出任。董事會將定期舉行會議，以考慮影響本公司運作之重大事宜。董事會認為此架構將不會使董事會與本公司管理層之間之權力及授權失衡，並相信此架構將使本集團能快速及有效制訂及推行決策。

2. 守則條文第A.4.1條—獨立非執行董事並無按特定任期委任，惟須根據細則退任及膺選連任。

3. 守則條文第A.4.2條—此項守則條文訂明，所有就填補空缺而獲委任之的董事將任職至彼等獲委任後之首個應屆股東大會，而每名董事須最少每三年輪席告退一次。根據細則，任何董事須任職至下屆股東週年大會，而於每次大會上，董事會三分之一之董事須輪席告退，並合資格膺選連任。細則有關條文之修訂將於本公司二零零六年股東週年大會上提呈，以符合守則條文第A.4.1條及第A.4.2條。

公眾持股量充裕程度

本公司於截至二零零五年十二月三十一日止年度內一直維持足夠之公眾持股量。

年報

一份載有根據上市規則規定之所有資料之二零零五年年報，將於稍後刊載於聯交所及本公司的網站。

承董事會命
主席
林偉華

香港，二零零六年三月二十三日

於本公佈日期，董事會包括執行董事林偉華先生、黃邦俊先生、張堃生先生及李建華先生；以及獨立非執行董事鍾錦光先生、葉祖亭先生及香啟誠先生。

	附註	二零零五年	二零零四年
基本		1.54港元	1.18港元
攤薄		1.50港元	1.13港元

經審核綜合資產負債表
於二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元 （重列）
非流動資產			
物業、廠房及設備		1,091,452	803,652
預付租賃款項		98,267	88,532
無形資產		19,402	28,796
商譽		413	413
一家聯營公司之權益		1,086	1,285
可供出售投資		–	–
證券投資		–	7,800
遞延稅項資產		415	–
就收購物業、廠房及設備支付按金		60,592	–
		1,271,627	930,478
流動資產			
存貨		549,994	445,500
預付租賃款項		2,456	1,713
應收賬項及其他應收款項	8	753,253	550,832
短期應收貸款		–	1,500
應收一家聯營公司款項		447	1,071
可收回稅項		1,967	1,465
銀行結存及現金		848,436	476,388
		2,156,553	1,478,469
流動負債			
應付賬項及其他應付款項	9	921,761	508,463
稅項負債		98,728	49,836
融資租約債務		–	5,326
銀行借貸		181,937	194,671
		1,202,426	758,296
流動資產淨額		954,127	720,173
資產總額減去流動負債		2,225,754	1,650,651
非流動負債			
融資租約債務		–	5,313
銀行借貸		249,559	218,029
遞延稅項負債		38,150	19,370
		287,709	242,712
		1,938,045	1,407,939
資本及儲備			
股本		45,816	45,168
儲備		1,892,229	1,362,771
		1,938,045	1,407,939

經審核綜合財務報表附註

1. 一般事項

本公司在開曼群島根據開曼群島公司法例註冊成立為一間受豁免公司。本公司為一間公眾有限公司，其股份在香港聯合交易所有限公司（「聯交所」）上市。本公司註冊辦事處及主要營業地點之地址於年報「一般資料」一節披露。

綜合財務報表以港元呈報，而港元亦為本公司之功能貨幣。

本公司乃投資控股公司，其附屬公司之主要業務為製造及銷售液晶體顯示器（「LCD」）產品及電子消費產品，包括MP3播放機、計算機及電子零件。

2. 應用新訂及經修訂香港財務報告準則

本年度內，本集團首次採納多項由香港會計師公會頒佈之新訂香港財務報告準則（「香港財務報告準則」）、香港會計準則（「香港會計準則」）及詮釋（下文統稱「新香港財務報告準則」），此等準則均於二零零五年一月一日或之後開始之會計期

鑑於上述會計政策變動，本年度溢利已增加118,000港元（二零零四年：無），乃歸因於先前計入行政費用之非攤銷商譽。

應用新香港財務報告準則於二零零四年十二月三十一日及二零零五年一月一日之累計影響概述如下：

	於二零零四年十二月三十一日（原列） 千港元	調整 千港元	於二零零四年十二月三十一日（重列） 千港元	調整 千港元	於二零零五年一月一日（重列） 千港元
資產負債表項目					
香港會計準則第17號之影響：					
物業、廠房及設備	893,897	(90,245)	803,652	–	803,652
預付租賃付款	–	90,245	90,245	–	90,245
香港會計準則第39號之影響：					
投資證券	7,800	–	7,800	(7,800)	–
可供出售投資	–	–	–	7,800	7,800
對資產之總影響	901,697	–	901,697	–	901,697
保留盈利	1,092,527	–	1,092,527	996	1,093,523
負商譽儲備	996	–	996	(996)	–
對股本之總影響	1,093,523	–	1,093,523	–	1,093,523

本集團並無提早應用下列已頒佈但未生效之新準則及詮釋。本集團已開始評估此等新準則及詮釋之潛在影響，惟未能釐定此等新準則及詮釋對編製及呈列經營業績及財務狀況之方式是否具有重大影響。

香港會計準則第1號（修訂本）	資本披露[1]
香港會計準則第19號（修訂本）	精算盈虧、集團計劃及披露[2]
香港會計準則第21號（修訂本）	海外業務之淨投資[2]
香港會計準則第39號（修訂本）	預測集團內部交易之現金流量對沖會計方法[2]
香港會計準則第39號（修訂本）	公平值期權[2]
香港會計準則第39號及香港財務報告準則第4號（修訂本）	金融擔保合約[2]
香港財務報告準則第6號	開拓及評估礦物資源[2]
香港財務報告準則第7號	金融工具：披露[1]
香港（IFRIC）詮釋第4號	釐定安排是否包含租賃[2]
香港（IFRIC）詮釋第5號	解除、恢復及環境修復基金所產生權益之權利[2]
香港（IFRIC）詮釋第6號	參與特定市場一廢物電業及電子設備所產生之負債[3]
香港（IFRIC）詮釋第7號	根據香港會計準則第29號惡性通脹經濟之財務報告應用重列法[4]

[1] 由二零零七年一月一日或之後開始之年度期間生效
[2] 由二零零六年一月一日或之後開始之年度期間生效
[3] 由二零零五年十二月一日或之後開始之年度期間生效
[4] 由二零零六年三月一日或之後開始之年度期間生效

3. 財務費用

	二零零五年 千港元	二零零四年 千港元
利息：		
須於五年內全部償還之銀行借貸	19,466	13,812
融資租約	217	389
	19,683	14,201

4. 所得稅支出

	二零零五年 千港元	二零零四年 千港元
本期稅項：		
香港	50,697	29,976
中國	73,661	46,635
其他司法權區	254	657
	124,612	77,268
以往年度（超額撥備）撥備不足：		
香港	(4,850)	1,330
中國	1,330	299
	(3,520)	1,629
遞延稅項		
本年度	18,365	2,530
	139,457	81,427

香港利得稅乃根據年內之估計應課稅溢利按17.5%（二零零四年：17.5%）之稅率計算。

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

FORM OF PROXY FOR ANNUAL GENERAL MEETING OR ANY ADJOURNMENT THEREOF

I/We[I], ______________________________

of ______________________________

being the registered holder(s) of[II] ______________ shares of HK$0.10 each in the capital of Truly International Holdings Limited (the "Company"), HEREBY APPOINT[III] the Chairman of the Meeting

or ______________________________

of ______________________________

as my/our proxy to act for me/us at the Annual General Meeting of the Company (or any adjournment thereof) to be held at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Wednesday, 10 May 2006 at 10: 30 a.m. for the purpose of considering and, if thought fit, passing the proposed resolutions set out in the Notice convening the Meeting and at such Meeting (or at any adjournment thereof) to vote for me/us and my/our name(s) in respect of the resolutions as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR[IV]	AGAINST[IV]
1.	To receive and consider the Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2005.		
2.	To declare a final dividend for the year ended 31 December 2005.		
3.	To elect Directors and to authorise the Board of Directors to fix their remuneration.		
	– Wong Pong Chun, James		
	– Cheung Tat Sang, James		
4.	To appoint Auditors and to authorise the Board of Directors to fix their remuneration.		
5.	To approve the Ordinary Resolutions (A) to (C) as set out in the Notice of Annual General Meeting:		
	Ordinary Resolution (A)	(A)	(A)
	Ordinary Resolution (B)	(B)	(B)
	Ordinary Resolution (C)	(C)	(C)
6.	To approve the Ordinary Resolution as set out in the Notice of Annual General Meeting.		
7.	To approve the Special Resolution as set out in the Notice of Annual General Meeting.		

Dated this __________ day of ______________ 2006 Signature[V] ______________________

Notes:

I. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**. The names of all joint holders should be stated.

II. Please insert the number of shares registered in your name(s) and to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

III. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. The proxy need not be a member of the Company but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON WHO SIGNS IT.**

IV. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment of a resolution put to the Meeting.

V. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised to sign the same.

VI. To be valid, this form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be lodged at the Company's principal office in Hong Kong at 2/F., Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong, not less than 48 hours before the time appointed for the holdings of Meeting or any adjournment thereof.

VII. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint holding.

VIII. Completion and return of this form of proxy will not preclude you from attending the Meeting if you so wish. In the event that you, having lodged this form of proxy, attend the Meeting, this form of proxy will be deemed to have been revoked.

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號:0732)

股東週年大會或其任何續會
適用之代表委任表格

本人/吾等(附註一) ______________________________

地址為 ______________________________

為信利國際有限公司(「本公司」)股本中每股面值0.10港元股份 ______________ 股(附註二)之登記持有人,

茲委任(附註三)大會主席或 ______________________________

地址為 ______________________________

代表本人/吾等出席本公司謹訂於二零零六年五月十日(星期三)上午十時三十分假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行之股東週年大會(或其任何續會),考慮並酌情通過大會通告所載之擬提呈決議案,並按如下指示於大會(或其任何續會)上代表本人/吾等以本人/吾等名義就有關決議案投票;如無任何指示,則由本人/吾等之代表酌情投票。

	決議案	贊成(附註四)	反對(附註四)
1.	省覽截至二零零五年十二月三十一日止年度之財務報表及董事會與核數師之報告書。		
2.	宣派截至二零零五年十二月三十一日止年度之末期股息。		
3.	選舉董事並授權董事會釐定彼等之酬金。		
	一 黃邦俊		
	一 張達生		
4.	委聘核數師並授權董事會釐定彼等之酬金。		
5.	批准股東週年大會通告所載之第(A)至(C)項普通決議案:		
	第(A)項普通決議案	(A)	(A)
	第(B)項普通決議案	(B)	(B)
	第(C)項普通決議案	(C)	(C)
6.	批准載列於股東週年大會通告之普通決議案。		
7.	批准載列於股東週年大會通告之特別決議案。		

日期:二零零六年 __________ 月 __________ 日　　　　簽署(附註五) ______________

附註:

一、 **請用正楷**填上全名及地址,所有聯名持有人之姓名均須列出。

二、 請填上本代表委任表格所涉及以　閣下名義登記之股份數目。如無填報股份數目,則本代表委任表格將被視為與所有以閣下名義登記之本公司股份有關。

三、 如欲委派大會主席以外之任何其他人士為受委代表,請將「大會主席或」等字樣刪去,並在空欄內填上　閣下所擬委派代表之姓名及地址。受委代表毋須為本公司股東,惟必須親自代表　閣下出席大會。**本代表委任表格內之各項修改均須由簽署人簡簽示可。**

四、 **重要提示:　閣下如欲投票贊成某項決議案,請在「贊成」欄內加上「✓」號;　閣下如欲反對某項決議案,則請在「反對」欄內加上「✓」號。**倘　閣下並無給予代表任何投票指示,則　閣下之代表可自行酌情投票。　閣下之受委代表亦可就任何有關於大會上提呈之決議案所作修訂自行酌情投票。

五、 本代表委任表格必須由　閣下或獲　閣下以書面正式授權之代理人簽署。如屬法人團體,則須加蓋公司印鑑或由獲正式授權之公司負責人或代理人親筆簽署。

六、 已簽署之本代表委任表格連同授權書或其他授權文件(如有)或經公證人證明之該等授權文件副本,最遲須於大會或其任何續會指定舉行時間48小時前送達本公司在香港之主要辦事處(地址為香港新界葵涌永業街1-3號忠信針織中心2樓),方為有效。

七、 倘屬股份之聯名持有人,名列首位之聯名持有人方可優先投票(不論親自或委派代表),其他聯名持有人概無投票權;就此而言,排名先後以在本公司股東名冊上就聯名持有股份而登記之次序為準。

八、 閣下在填妥及交回本代表委任表格後仍可按本身之意願出席大會。倘　閣下在遞交本代表委任表格後出席大會,則本代表委任表格將被視為已遭撤回。

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號:0732)

股東特別大會或其任何續會
適用之代表委任表格

本人/吾等(附註一) ______________________________

地址為 ______________________________

為信利國際有限公司(「本公司」)股本中每股面值0.10港元股份__________股(附註二)之登記持有人,茲委任(附註三)本公司股東特別大會(「大會」)主席或 ______________________________

地址為 ______________________________

代表本人/吾等出席本公司謹訂於二零零六年五月十九日(星期五)上午十時三十分假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行之大會(或其任何續會),考慮並酌情通過大會通告所載之擬提呈決議案,並按如下指示於大會(或其任何續會)上代表本人/吾等為本人/吾等就有關決議案投票;如無任何指示,則由本人/吾等之代表酌情投票。

決議案		贊成(附註四)	反對(附註四)
1(A)	批准信利半導體有限公司與Nakan Corporation訂立基本買賣協議之建議及據此擬進行之交易。		
1(B)	批准購買及安裝配套設施及基建項目之建議及據此擬進行之交易。		

日期:二零零六年__________月__________日　　　　簽署(附註五) ______________________________

附註:

一、 **請用正楷**填上全名及地址,所有聯名持有人之姓名均須列出。

二、 請填上本代表委任表格所涉及以 閣下名義登記之股份數目。如無填報股份數目,則本代表委任表格將被視為與所有以 閣下名義登記之本公司股份有關。

三、 如欲委派大會主席以外之任何其他人士為受委代表,請將「本公司股東特別大會(「大會」)主席或」等字樣刪去,並在空欄內填上 閣下所擬委派代表之姓名及地址。受委代表毋須為本公司股東,惟必須親自代表 閣下出席大會。**本代表委任表格內之各項修改均須由簽署人簡簽示可。**

四、 **重要提示: 閣下如欲投票贊成某項決議案,請在「贊成」欄內加上「✓」號; 閣下如欲反對某項決議案,則請在「反對」欄內加上「✓」號。**倘 閣下並無給予代表任何投票指示,則 閣下之代表可自行酌情投票。閣下之受委代表亦可就任何有關於大會上提呈之決議案所作修訂自行酌情投票。

五、 本代表委任表格必須由 閣下或獲 閣下以書面正式授權之代理人簽署。如屬法人團體,則須加蓋公司印鑑或由獲正式授權之公司負責人或代理人親筆簽署。

六、 已簽署之本代表委任表格連同授權書或其他授權文件(如有)或經公證人證明之該等授權文件副本,最遲須於大會或其任何續會指定舉行時間48小時前送達本公司在香港之主要辦事處(地址為香港新界葵涌永業街1-3號忠信針織中心2樓),方為有效。

七、 倘屬股份之聯名持有人,名列首位之聯名持有人方可優先投票(不論親自或委派代表),其他聯名持有人概無投票權;就此而言,排名先後以在本公司股東名冊上就聯名持有股份而登記之次序為準。

八、 閣下在填妥及交回本代表委任表格後仍可按本身之意願出席大會。倘 閣下在遞交本代表委任表格後出席大會,則本代表委任表格將被視為已遭撤回。

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING OR ANY ADJOURNMENT THEREOF

I/We[I] ____________________

of ____________________

being the registered holder(s) of[II] ____________ shares of HK$0.10 each in the capital of Truly International Holdings Limited (the "Company") HEREBY APPOINT[III] the Chairman of the extraordinary general meeting of the Company (the "Meeting") or ____________________

of ____________________

as my/our proxy to act for me/us at the Meeting (or any adjournment thereof) to be held at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Friday, 19 May 2006 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the proposed resolution set out in the Notice convening the Meeting and at such Meeting (or at any adjournment thereof) to vote for me/us on my/our behalf at the Meeting in respect of the resolution as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTION	FOR[IV]	AGAINST[IV]
1(A)	To approve the proposal for Truly Semiconductors Limited to enter into a Basic Sale and Purchase Agreement with Nakan Corporation and the transactions contemplated thereunder.		
1(B)	To approve the proposed purchase and installation of ancillary facilities and infrastructure and the transactions contemplated thereunder.		

Dated this __________ day of __________ 2006. Signature[V] ____________________

Notes:

I. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**. The names of all joint holders should be stated.

II. Please insert the number of shares registered in your name(s) and to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

III. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the extraordinary general meeting of the Company (the "Meeting") or" and insert the name and address of the proxy desired to be appointed in the space provided. The proxy need not be a member of the Company but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON WHO SIGNS IT.**

IV. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment of a resolution put to the Meeting.

V. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be signed either under its common seal or under the hand of an officer or attorney duly authorised to sign the same.

VI. To be valid, this form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be lodged at the Company's principal office in Hong Kong at 2/F., Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong, not less than 48 hours before the time appointed for the holding of the Meeting or any adjournment thereof.

VII. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint holding.

VIII. Completion and return of this form of proxy will not preclude you from attending the Meeting if you so wish. In the event that you, having lodged this form of proxy, attend the Meeting, this form of proxy will be deemed to have been revoked.

SHEARMAN & STERLING LLP
Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES | 75008 PARIS

WWW.SHEARMAN.COM | T +33.1.53.89.70.00 | F +33.1.53.89.70.70 | TOQUE J006

May 30, 2006

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
JUN 01 2006
WASH. D.C. 156 SECTION

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release announcing Arcelor's plans to merge with SeverStal.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel Orillac

Enclosure
cc: Regis Ramseyer
Arcelor SA

arcelor SeverStal

Press release

Arcelor to merge with Severstal

- **Transaction will create the world's steel champion and the most profitable steel company**
- **Arcelor valued at EUR44 per share (excluding dividend)**

Luxembourg and Moscow, May 26, 2006 – Arcelor, the world's number one steel company, and Severstal, the largest Russian steel company, announced today that they have agreed to merge, creating the world's steel champion and most profitable steel company. The combined company will rank amongst the world's most competitive steelmaking and resource assets in both developed and emerging markets, and will be the only one with leading positions in Brazil and Russia.

- **Transaction highlights**

The transaction values Arcelor at EUR44 per share, excluding EUR 1.85 dividend, representing a premium of 100% over Arcelor's closing price on January 26, 2006, the day before Mittal Steel announced its hostile offer, and 36.6% over Arcelor's closing price ex-dividend on May 25, 2006.

In addition, up to EUR7.6 billion cash will be returned to shareholders, including via dividends and OPRA (self tender).

The combination of Arcelor and Severstal will be the Number 1 steel company in the world with EUR46 billion in sales, EUR9 billion in EBITDA and 70 million tonnes of production, based on each company's pro forma 2005 results.

Under the definitive agreements signed by the parties,

- Alexey A. Mordashov, Severstal's controlling shareholder, will contribute all of his economic interests in Severstal's steel business (including Severstal North America), as well as Severstal-Resource (iron ore and coal assets) and his ownership interest in Italian steelmaker Lucchini, to Arcelor.
- Mr. Mordashov will also contribute a cash payment of EUR1.25 billion to Arcelor in exchange for shares at a price of EUR44 per share.
- In total, Mr. Mordashov will receive 295 million newly issued Arcelor shares at a price of EUR44 per share, representing approximately 32% of the enlarged Arcelor.
- Arcelor's existing shareholders will retain approximately 68% of the enlarged Arcelor.

- **Creating a Global Steel Champion**

The combined entity will consolidate Arcelor's technology leadership and experience and will be the undisputed world leader in all product segments including flat carbon steel, long carbon steel and distribution. The combination will strengthen Arcelor's Number 1 global position in the automotive steel segment (with Number 1 positions worldwide with a global market share over 20% - more than double that of its nearest competitor).

arcelor SeverStal

The combined company will offer an exceptional, balanced geographic presence with leadership both in developed and emerging markets and in particular will:

- Be Number 1 in Europe, Russia and South America
- Take advantage of its leading position in North America
- Further grow strong industrial presence and partnerships globally

With geographically balanced contributions, over 40% of 2005 pro forma EBITDA generated in Brazil and Russia.

The two companies have a longstanding relationship and know each other well from their Russian joint-ventures which include the Severgal galvanizing plant in Cherepovets, wire drawing operations in Orël and various industrial cooperation projects.

The combination of high value-added products, low-cost operations and ownership of key raw materials will result in a combined company with one of the highest profit margins in the industry, generating a 2005 pro forma EBITDA per tonne of EUR130. The combined company will have outstanding resilience through the steel cycle.

- **Compelling Value Creation for Shareholders**

- Targeted normalized EBITDA of EUR10 billion
- Accretive on earnings as early as 2006, before synergies
- Synergies of EUR590 million and potentially more from capital expenditures
- ROCE above Arcelor's current 15% target
- Strong balance sheet allowing financial flexibility for growth and consolidation
- Up to EUR7.6 billion cash to be returned to shareholders including dividends and OPRA (self tender)

- **Continuation of Arcelor's Best Practice Corporate Governance Model**

- 1 share, 1 vote
- All board members are non-executive
- 18 board members, at least 9 being independent
- 3 board committees (Audit, Nomination and Remuneration, Strategy)
  - All Audit Committee Members independent
  - New Strategic Committee to be chaired by Mr. Mordashov
  - Independent Chairman of the Nomination and Remuneration Committee
- Mr. Joseph Kinsch and Mr. Guy Dollé will continue to serve as Arcelor's Chairman of the Board of Directors and Chief Executive Officer, respectively, and Arcelor's executive management will remain in place, supplemented by Severstal executives.
- Mr. Mordashov will become non-executive President of the Arcelor Board of Directors. He will have the right to nominate 6 out of 18 directors on the Arcelor Board of Directors. Mr. Mordashov has agreed to vote his shares in accordance with the recommendations of the Board of Directors. In addition, he has committed to a standstill on Arcelor shares for 4 years and to a lock-up for 5 years.

The transaction is subject to antitrust approvals, which the parties expect will be obtained shortly. The transaction is expected to close in July 2006, subject to obtaining regulatory approvals.

arcelor SeverStal

Arcelor shareholders will have the opportunity to express their choice about this transaction at a shareholders meeting. Unless more than 50% of the currently outstanding shares opposes this transaction, the transaction will go forward and is expected to be finalized by the end of July.

Arcelor's Board of Directors was given a presentation by the advisors of the company and also received a fairness opinion from its own financial advisor in connection with the Arcelor/Severstal transaction.

Mr. Joseph Kinsch, Chairman of Arcelor's Board of Directors, said: "*Arcelor's Board of Directors believes that the merger with Severstal fully recognizes the value inherent in Arcelor, and offers Arcelor shareholders superior industrial logic, greater value and the highest standards of corporate governance compared to Mittal Steel's offer. Therefore we believe this deal is in the best interests of Arcelor's shareholders.*

Mr. Alexey A. Mordashov, Severstal's Chairman and controlling shareholder, said: "*I am delighted about our merger with Arcelor. Arcelor is a superb company with highly successful management, world-class assets that produces extremely high quality products. Severstal's top management team, highly profitable assets and low cost operations, together with Arcelor's attributes, will position the combined company to lead the way in the consolidation of the steel industry*".

Mr. Guy Dollé, Chief Executive Officer of Arcelor said: "*The merger with Severstal represents a breakthrough transaction for Arcelor that positions the combined company in the forefront of the international steel industry. The transaction is consistent with Arcelor's strategy of value before volume, and was negotiated in the best interest of both groups. The merger is consistent with Arcelor's growth strategy in the BRIC markets. We are creating a truly extraordinary growth platform for investors and a much better choice for our shareholders. We are confident that they will support the Arcelor way*". He added: "*Long-lasting relationships, existing successful partnerships and a friendly approach guarantee limited risks of execution and therefore increase the chances to make this merger a massive success*".

arcelor SeverStal

About Arcelor
Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. In 2006, Arcelor employs 110,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

About Severstal
Severstal is the largest Russian steel producer, with 2005 annual steel production of 17.1 million tonnes. It is the second largest flat steel producer in Russia with annual steel production of 10.9 million tonnes. In addition, Severstal owns Severstal North America, the fifth largest integrated steel maker in the U.S. with 2005 production of 2.7 million tonnes, and Lucchini, Italy's second largest steel group with 2005 production of 3.5 million tonnes. Severstal is one of the world's lowest cost and most profitable steel producers, with 2005 EBITDA per tonne of approximately 150 euros per tonne.

Severstal-Resource owns 70 years of iron ore reserves and 84 years of coal reserves. 2005 revenue and EBITDA were approximately EUR1.12 billion and EUR506 million, respectively. Severstal-Resource produces coking coal, thermal coal, iron ore pellets and iron ore concentrate.

Note to the editor:

A press conference will take place on Frday May 26 at 14.00 CEST (12.00 GMT) at Arcelor's headquarters in Luxembourg, at the following address:
19, avenue de la Liberté
L-2930 Luxembourg

The press conference will also be webcast: for details please check http://press.arcelor.com

Arcelor Contacts

Corporate Communications
Tel: +352 4792 5000
E-mail: press@arcelor.com
Patrick Seyler: +352 4792 2360
Luc Scheer: +352 4792 4455
Jean Lasar: +352 4792 2359

Spain
Ignacio Agreda: +34 94 489 4162
Oscar Fleites: +34 98 512 60 29
France Sandra Luneau: +33 1 71 92 00 58
Brasil Ilmar Magalhães: +55 31 3219 1257

Investor Relations
E-mail: investor.relations@arcelor.com
Martine Hue: +352 4792 2151
00 800 4792 4792
(toll free from the EU and Switzerland)
France: +33 1 71 92 0090
Brasil Christiano Woelffel: +55 31 3219 1248

Arcelor S.A. - Registered office: 19, avenue de la Liberté L-2930 Luxembourg

Severstal Contacts

Contact for Europe
Marie Rouen: +33 6 03 81 61 37
Alpana Kar: +33 6 09 13 31 47
Edelman: +33 1 56 69 75 74
severstal@edelman.com

Contact for Americas
Gregory Petit, Hill & Knowlton
+1 (212) 885 0361
+1 (917) 450 6287
gregory.petit@hillandknowlton.com

Contact for Russian & CIS
Olga Antonova
+7 (495) 540 7765 ext. 6447
antonova@severstalgroup.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Truly International Holdings Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

GENERAL MANDATES
TO ISSUE AND REPURCHASE SHARES,
RE-ELECTION OF DIRECTORS,
REFRESHMENT OF THE SCHEME MANDATE
AND
AMENDMENTS TO THE ARTICLES

A letter from the Board of Directors of Truly International Holdings Limited is set out on pages 3 to 7 of this circular. A notice convening the Annual General Meeting of Truly International Holdings Limited to be held at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Wednesday, 10 May 2006 at 10:30 a.m. (or any adjournment thereof), is set out on pages 13 to 18 of this circular.

Whether or not they intend to attend the said meeting, Shareholders are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's principal office at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof. Completion and return of the form of proxy shall not preclude Shareholders from attending and voting at the meeting or any adjourned meeting should they so desire.

12 April 2006

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"AGM"	the annual general meeting of the Company to be held at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Wednesday, 10 May 2006 at 10:30 a.m., notice of which is set out on pages 13 to 18 of this circular
"Articles"	the articles of association of the Company
"Company"	Truly International Holdings Limited, a company incorporated in the Cayman Islands with limited liability and the shares of which are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company
"Eligible Person"	any person falling within one of the following classes:

(i) any director or proposed director (whether executive or non-executive, including any independent non-executive director) or full-time employee of any member of the Group or any Controlling Shareholder or any company controlled by a Controlling Shareholder (a "**Category A Eligible Person**"); or

(ii) any holder of any securities issued by any member of the Group or any Controlling Shareholder or any company controlled by a Controlling Shareholder (a "**Category B Eligible Person**"); or

(iii) (a) any business or joint venture partner, contractor, agent or representative of,

(b) any supplier of goods or services to, or

(c) any customer or distributor of goods or services of,

any member of the Group or any Controlling Shareholder or a company controlled by a Controlling Shareholder (a "**Category C Eligible Person**");

	and, for the purposes of the New Scheme, shall include any company controlled by one or more persons belonging to any of the above classes of persons
"Latest Practicable Date"	7 April 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing The Listing of Securities on the Stock Exchange
"Scheme Mandate"	the maximum number of Shares which may be issued upon the exercise of options available to be granted by the Directors on behalf of the Company from time to time under the Share Option Scheme and any other share option scheme(s) of the Company
"Share(s)"	ordinary share(s) in the share capital of the Company
"Share Option Scheme"	the share option scheme of the Company adopted by ordinary resolution of the Company passed on 22 December 2003
"Shareholder(s)"	at any time means the holder(s) of Shares at that time
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Codes on Takeovers and Mergers and Share Repurchases
"Terminated Scheme"	the share option scheme of the Company adopted on 22 May 2001 and terminated by ordinary resolution of the Company passed on 22 December 2003
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

Directors:
Lam Wai Wah, Steven
Wong Pong Chun, James
Cheung Tat Sang, James
Li Jian Hua
Ip Cho Ting, Spencer*
Heung Kai Sing*
Chung Kam Kwong*

(Independent non-executive)*

Registered Office:
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

12 April 2006

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES, RE-ELECTION OF DIRECTORS, REFRESHMENT OF THE SCHEME MANDATE AND AMENDMENTS TO THE ARTICLES

INTRODUCTION

The purpose of this circular is to provide Shareholders with information relevant to (i) the proposed general mandates to be obtained by the Shareholders for the issue and repurchase of Shares; (ii) re-election of Directors; (iii) the proposed refreshment of the Scheme Mandate; and (iv) the proposed amendments to the Articles. A notice of annual general meeting of the Company to be convened to consider and, if thought fit, to pass resolutions in connection with the above matters is set out on pages 13 to 18 of this circular.

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

Ordinary resolutions will be proposed at the AGM (i) to grant a general mandate to the Directors to issue, allot and otherwise deal with Shares representing up to a maximum of 20 per cent. of the issued share capital of the Company as at the date of passing of the resolution (the "**General Mandate**") and (ii) to approve the addition to the maximum number of Shares issuable under the General Mandate of any Shares repurchased by the Company under the authority of the Repurchase Mandate (as defined below). The Directors have no present intention to issue any new Shares.

An ordinary resolution will be proposed at the AGM in respect of the granting to the Directors, in the terms set out in the notice of AGM, of a mandate to exercise the powers of the Company to repurchase its own Shares on the Stock Exchange at any time during the period ending on the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the date upon which such authority is revoked or varied at a general meeting of the shareholders and (iii) the date by which the next annual general meeting of the Company is required to be held by laws or the Articles, provided that the aggregate nominal amount of the Shares to be repurchased shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of the relevant resolution (the "**Repurchase Mandate**").

As at 7 April 2006, being the latest practicable date prior to the printing of this document, the number of Shares in issue was 458,454,527. Accordingly, assuming no repurchase or issue of Shares prior to the AGM, the exercise of the General Mandate in full would enable the Company to issue and otherwise deal with up to 91,690,905 new Shares and the exercise of the Repurchase Mandate in full would enable the Company to repurchase up to 45,845,452 Shares in the Stock Exchange.

An explanatory statement to provide relevant information in respect of the Repurchase Mandate is set out in Appendix I to this circular.

RE-ELECTION OF DIRECTORS

According to Article 120 of the Articles, one-third of the Directors for the time being shall retire from office by rotation at every annual general meeting of the Company and the retiring Director shall be eligible for re-election.

In addition, according to Article 100, any Director appointed by the Board of Directors either to fill a casual vacancy on the Board of Directors or as an addition to the existing Board of Directors shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting.

In accordance with Article 120, Mr. Wong Pong Chun, James and Mr. Cheung Tat Sang, James shall retire from their offices by rotation at the AGM.

Being eligible, Mr. Wong Pong Chun, James and Mr. Cheung Tat Sang, James will offer themselves for re-election as Directors. At the AGM, an ordinary resolution will be proposed to re-elect each of Mr. Wong Pong Chun, James and Mr. Cheung Tat Sang, James as Director.

Particulars relating to Mr. Wong Pong Chun, James and Mr. Cheung Tat Sang, James are set out in Appendix II to this circular.

REFRESHMENT OF THE SCHEME MANDATE

At the annual general meeting of the Company held on 22 December 2003, an ordinary resolution was passed by the Shareholders for the adoption of the Share Option Scheme and termination of the Terminated Scheme.

Apart from the Share Option Scheme and the Terminated Scheme, the Company has no other share option scheme. As at the Latest Practicable Date, options carrying the rights to subscribe for up to a total of 44,000,000 Shares have been granted and remain exercisable under the Share Option Scheme and options carrying the rights to subscribe for up to 13,805,000 Shares were previously granted under the Terminated Schemes and remain exercisable. No further options may be granted under the Terminated Schemes.

Under the rules of the Share Option Scheme, among others:

(A) Subject to sub-paragraph (B), (C) and (D) below, the maximum number of Shares issuable upon exercise of all options to be granted under the Share Option Scheme and any other share option schemes of the Company (excluding, for this purpose, options which have lapsed in accordance with the terms of the Share Option Scheme or any other share option schemes of the Company) must not in aggregate exceed 10% of the Shares in issue as at 22 December 2003 (when the Share Option Scheme was adopted). The Shares underlying any options granted under the Share Option Scheme or any other share option schemes of the Company which have been cancelled (but not options which have lapsed) will be counted for the purpose of the Scheme Mandate.

(B) The Scheme Mandate may be refreshed at any time by obtaining approval of the Shareholders in general meeting provided that the new limit under the refreshed Scheme Mandate must not exceed 10% of the Shares in issue at the date of the Shareholders' approval of such refreshed Scheme Mandate. Options previously granted under the Share Option Scheme or any other share option schemes of the Company (including those exercised, outstanding, cancelled or lapsed in accordance with the terms of the Share Option Scheme or any other share option schemes of the Company) will not be counted for the purpose of calculating the total number of Shares in respect of which options may be granted under the refreshed Scheme Mandate.

(C) The Company may also, by obtaining separate approval of the Shareholders in general meeting, grant options beyond the Scheme Mandate provided the options in excess of the limit of the Scheme Mandate are granted only to Eligible Persons specifically identified by the Company before such approval is sought. A circular must be sent to the Shareholders containing, among other things, a generic description of the specified Eligible Persons who may be granted such options, the number and terms of the options to be granted, the purpose of granting options to the specified Eligible Persons, together with an explanation as to how the terms of the option serve such purposes.

(D) The aggregate number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option schemes of the Company must not exceed 30% of the Shares in issue from time to time.

The existing Scheme Mandate has allowed the Directors to grant options in respect of 44,425,952 Shares, being 10% of the Shares of the Company in issue as at the date of approval of the existing Scheme Mandate at the annual general meeting held on 22 December 2003. Since the approval of the existing Scheme Mandate and up to the Latest Practicable Date, options carrying the rights to subscribe for up to a total of 44,000,000 Shares (representing approximately 9.9% of the Shares in issue as at the date of approval of existing Scheme Mandate) have been granted under the Share Option Scheme none of which has been exercised, cancelled or lapsed. All these options were granted on 26 February 2004 and are in accordance with the terms of the Share Option Scheme. Unless the Scheme Mandate is "refreshed", only up to 425,952 Shares may be issued pursuant to the grant of the remaining options which the Directors are permitted under the Scheme Mandate to grant under the Share Option Scheme.

If the Scheme Mandate is "refreshed", on the basis of 458,454,527 Shares in issue as at the Latest Practicable Date and assuming that, prior to the AGM no Shares will be issued or repurchased by the Company, the Scheme Mandate (as refreshed) will allow the Company to grant further options under the Share Option Scheme and other share option schemes carrying the rights to subscribe for a maximum of 45,845,452 Shares, being 10% of the Shares then in issue as at the AGM, but no options may be granted under any share option scheme(s) of the Company if the aggregate number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised exceed 30% of the Shares in issue from time to time.

The Directors propose to seek Shareholders' approval at the forthcoming AGM of the "refreshment" of the Scheme Mandate in order that the Company will have the flexibility of issuing further options under the Share Option Scheme so as to reward and incentivise suitable Eligible Persons, including those whom the Group may wish to seek to employ in the future. The Directors including the independent non-executive directors consider that the "refreshment" is beneficial to the Shareholders as a whole.

Application will be made to the Stock Exchange by the Company for the approval of the listing of and permission to deal in Shares representing a maximum of 10% of the Shares in issue as at the date of the AGM, which may be issued pursuant to the exercise of the options under the Share Option Scheme to be granted under the refreshed Scheme Mandate, and any other share option scheme(s) of the Company.

AMENDMENTS TO THE ARTICLES

The relevant amendments to the Listing Rules in relation to the Code on Corporate Governance Practices (the "**Code**") came into effect in January 2005.

The Board proposes that certain provisions in the Articles be amended so as to align the Articles with the relevant provisions under the Code. Opportunity is also taken to clarify potential ambiguities in certain provisions in the Articles. The proposed amendments to the Articles are in relation to, among other matters, retirement of Directors by rotation, details of which are set out in the notice of the AGM on pages 13 to 18 of this circular.

ANNUAL GENERAL MEETING

A notice convening the AGM for the purpose of considering and, if thought fit, passing the resolutions as set out on pages 13 to 18 of this circular. A form of proxy is enclosed for use by Shareholders at the AGM. Shareholders are requested to complete and return the form of proxy to the Company's principal place of business in Hong Kong at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong as soon as possible, but in any event not later than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. The lodging of a form of proxy will not preclude a Shareholder from attending the AGM and voting in person should he so wish.

RECOMMENDATION

The Directors believe that the General Mandates to issue and repurchase shares, the re-election of Directors, refreshment of the Scheme Mandate and amendments to the Articles are in the best interests of the Company. Accordingly the Directors recommend that you vote in favour of each of the resolutions to be proposed at the AGM.

Yours faithfully,
For and on behalf of the Board of
Truly International Holdings Limited
LAM WAI WAH, STEVEN
Chairman

The following is the Explanatory Statement required to be sent to shareholders by the Listing Rules in relation to the proposed granting to the Directors of General Mandates and the Repurchase Mandate.

REPURCHASE MANDATE

It is proposed that up to 10 per cent. of the fully-paid Shares in issue as at the date of the passing of the resolution to approve the Repurchase Mandate may be repurchased if such resolution is passed.

As at 7 April 2006, being the Latest Practicable Date, the number of Shares in issue was 458,454,527. Accordingly, the exercise of the Repurchase Mandate in full would enable the Company to repurchase up to 45,845,452 fully-paid Shares.

Reasons for repurchases

The Directors believe that it is in the best interests of the Company and its shareholders for the Directors to have a general authority from shareholders to repurchase Shares in the market. Repurchases of Shares will only be made when and to the extent that the Directors believe that such repurchases will benefit the Company and its shareholders. Repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the Shares and/ or the earnings per Share.

Funding of repurchases

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the laws of the Cayman Islands. It is envisaged that the funds required for any repurchase would be derived from the capital paid up on the Shares to be repurchased and/or from the distributable profits of the Company.

Market prices

The highest and lowest market prices at which the Shares have been traded on the Stock Exchange in the previous twelve months before 7 April 2006 (being the Latest Practicable Date) are as follows:

	Per Share	
	Highest	**Lowest**
	HK$	*HK$*
2005		
April	11.40	10.45
May	11.60	10.35
June	10.65	9.95
July	10.55	8.70
August	9.75	8.65
September	9.30	8.50
October	9.00	8.30
November	9.40	8.25
December	10.40	8.95
2006		
January	10.80	9.50
February	10.30	9.65
March	10.40	9.30
April (up to the latest practicable date)	10.25	9.90

No repurchases of Shares have been made by the Company whether on the Stock Exchange or otherwise during the six months prior to the Latest Practicable Date.

General

The Repurchase Mandate, if exercised in full, may have a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the Company's audited accounts for the year ended 31 December 2005. The Directors, however, do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse impact on the working capital requirements or the gearing levels of the Company at the time of the relevant purchases.

None of the Directors nor, to the best of the knowledge and belief of the Directors (having made all reasonable enquiries), any of their associates, has any present intention to sell any Shares to the Company in the event that the Repurchase Mandate is granted by shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is granted by the Shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

If as a result of a share repurchase, a Shareholder's proportionate interest in the voting rights of the Company will increase, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a Shareholder or group of Shareholders acting in concert, could obtain or consolidate control of the Company and may become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at the Latest Practicable Date, Mr. Lam Wai Wah, Steven ("**Mr. Lam**") and his family were beneficially interested in approximately 46.17 per cent. of the issued share capital of the Company. In the event the Directors exercised in full the power to repurchase Shares pursuant to the repurchase mandate, the percentage of the issued share capital of the Company in which Mr. Lam and his family would be beneficially interested in would increase to 51.30 per cent.. Such an increase would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. In the event that any exercise of the repurchase mandate would, to the knowledge of the Directors, have such a consequence under Rule 26 of the Takeovers Code, the Directors would not exercise the mandate to such an extent.

The details of the Directors who will retire from their offices at the AGM and being eligible, will offer themselves for re-election at the AGM, are set out below:

Mr. Wong Pong Chun, James, aged 47, is an Executive Director of the Company. He is responsible for the Group's operations and external affairs. He joined the Group in 1987. Mr. Wong does not have any relationship with any Director, senior management or controlling shareholder of the Company, and, as at the date hereof, he is beneficially interested in 674,000 ordinary shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Wong. His total remuneration was in the total sum of HK$1,409,000 for the financial year ended 31 December 2005. The amount comprised basic salary of HK$1,385,000 per annum and contribution to Mandatory Provident Fund of HK$24,000. The level of this remuneration was reviewed by the Remuneration Committee and determined on the basis of his responsibilities to be involved in the Company, the prevailing market conditions and the performance of the Company's results. His employment with the Company may be terminated by either party at any time upon one party giving to the other party three months' prior notice in writing or payment in lieu of notice.

Mr. Cheung Tat Sang, James, aged 50, is an Executive Director of the Company. He is responsible for the sales of the Group's LCD products and other semiconductor components. Prior to joining the Group in 1989, he was sales manager for a number of electronics companies for over 10 years. Mr. Cheung does not have any relationship with any Director, senior management or controlling shareholder of the Company, and, as at the date hereof, he is beneficially interested in 800,000 ordinary shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Cheung. His total remuneration was in the total sum of HK$2,910,000 for the financial year ended 31 December 2005. The amount comprised basic salary of HK$1,596,000 per annum, a year end performance bonus of HK$1,290,000 and contribution to Mandatory Provident Fund of HK$24,000. The level of this remuneration was reviewed by the Remuneration Committee and determined on the basis of his responsibilities to be involved in the Company, the prevailing market conditions and the performance of the Company's results in LCD business. His employment with the Company may be terminated by either party at any time upon one party giving to the other party three months' prior notice in writing or payment in lieu of notice.

Other than the directorships with the Company, both Mr. Wong Pong Chun, James and Mr. Cheung Tat Sang, James did not have other directorships held in listed public companies in the last three years.

Save as disclosed above, there is no other matter that needs to be brought to the attention of the Shareholders or any information that is required to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules.

The procedures by which the Shareholders may demand a poll at general meeting of the Company, such as the AGM are set out in this Appendix.

According to Article 81, at any general meeting a resolution put to the vote at the meeting shall be determined in the first instance by a show of hands of the members present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative and entitled to vote unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands) is duly demanded:

(1) by the Chairman; or

(2) by at least five members present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative for the time being entitled to vote at the meeting; or

(3) by any member or members present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting.

Unless a poll is duly required or demanded in accordance with the foregoing provisions, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by any particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

NOTICE IS HEREBY GIVEN that the annual general meeting of the Company will be held at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Wednesday, 10 May 2006 at 10:30 a.m. for the following purposes:

1. To receive and consider the Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2005.

2. To declare a final dividend for the year ended 31 December 2005.

3. To elect Directors and to authorise the Board of Directors to fix their remuneration.

4. To appoint Auditors and to authorise the Board of Directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolutions with or without modifications, as Ordinary Resolutions:

   (A) "**THAT**:

   (1) subject to paragraph (2) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

   (2) the aggregate nominal amount of shares which may be purchased by the Directors of the Company pursuant to the approval in paragraph (1) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

   (3) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

   (i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting."

(B) "**THAT**:

(1) subject to paragraph (3) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options which might require the exercise of such power, be and is hereby generally and unconditionally approved;

(2) the approval in paragraph (1) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(3) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (1) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option granted under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of options to subscribe for, or rights to acquire, shares of the Company, or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company, or any other securities which are convertible into shares of the Company, and from time to time outstanding, shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(4) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Company in general meeting; and

"Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors of the Company to holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "**THAT** the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company be and is hereby extended by adding to the aggregate nominal amount of shares which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares (provided that such amount shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution)."

6. As special business, to consider and, if thought fit, pass the following resolution with or without modification, as an Ordinary Resolution:

"**THAT** pursuant to Clause 5(B) of the share option scheme ("**Share Option Scheme**") adopted by the Company on 22 December 2003, approval be and is hereby generally and unconditionally granted for refreshing the 10% limit under the Share Option Scheme provided that (i) the total number of shares in the capital of the Company which may be issued upon the exercise of all options to be granted under the Share Option Scheme and any other share option schemes of the Company under the limit as refreshed hereby shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution and (ii) options previously granted under the Share Option Scheme and any other share option schemes of the Company (including options outstanding, cancelled, lapsed or exercised in accordance with the terms of the Share Option Scheme or any other share option schemes of the Company) shall not be counted for the purpose of calculating the 10% limit as refreshed hereby."

7. As special business, to consider and, if thought fit, pass the following resolution with or without modification, as a Special Resolution:

"**THAT** the Articles be amended as follows:

(A) In Article 2:-

(1) by deleting the longer of the two definitions for the term "associate"; and

(2) by deleting the existing definition for "holding company" and substituting therefor the following:-

""holding company" and "subsidiary" shall have the respective meanings attributed to these terms in the Listing Rules;".

(B) By deleting Article 2A in its entirety.

(C) In the second paragraph of Article 81, by deleting the words "duly required or demanded" and inserting in their place "required or duly demanded".

(D) In Article 82, by deleting the words "duly required in demanded" and inserting in their place "required or duly demanded".

(E) In Article 87, by inserting the word "resolution" immediately following the words "any particular".

(F) By renumbering the paragraph stated as Article 96(A) as Article 96A.

(G) By deleting the existing Article 100 in its entirety and replacing therewith the following new Article 100:

"100. The Board shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed by the Board shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next annual general meeting of the Company (in the case of an addition to the Board), and shall then be eligible for re-election at that meeting. Any Director who so retires at the annual general meeting of the Company shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting."

(H) By deleting from Article 111 the second sentence: "A Director appointed as the Managing Director, Joint Managing Director, Deputy Managing Director or other Executive Director shall not while holding such office be subject to retirement by rotation or taken into account in determining the rotation of retirement of Directors".

(I) By replacing the word "exceeding" in the first sentence of Article 120 by "less than".

(J) By inserting at the end of the first sentence Article 120 immediately after the word "office" the words "such that each Director to retire shall be subject to retirement by rotation at least once every three years".

(K) By inserting in Article 122 immediately after the words "year to year" the words ", subject to the provisions in Article 120 that each Director shall retire by rotation at least once every three years,".

(L) By deleting the second sentence of Article 126 in its entirety.

(M) By inserting at the end of the sentence in Article 109 the following words "Provided that Non-Executive Directors shall be appointed for a specific term, subject to re-election.""

By Order of the Board
Ng Sui Wa, Thomas
Company Secretary

Hong Kong, 12 April 2006

Notes:

(1) The Register of Members of the Company will be closed from 24 April 2006 to 28 April 2006, both days inclusive, during which period no transfers of shares will be registered.

(2) A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

(3) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power of attorney or other authority, must be lodged at the Company's principal office in Hong Kong at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

(4) Concerning the ordinary resolutions set out in paragraphs 5(B) and 5(C) of the above notice, the approval is being sought from members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Directors of the Company have no immediate plans to issue any new shares of the Company.

(5) Concerning the resolutions set out in paragraphs 5(A), 5(B), 5(C), 6 and 7 of the above notice, a circular containing particulars of the proposed resolutions, a notice to the annual general meeting and an explanatory statement containing information regarding resolutions as set out in paragraphs 5(A), 5(B), 5(C), 6 and 7 will be sent to Shareholders with the Company's 2005 Annual Report.

附註：

(1) 本公司將由二零零六年四月二十四日至二零零六年四月二十八日(首尾兩日包括在內)期間內暫停辦理股份過戶登記。

(2) 凡有權出席上述大會並於會上投票之股東均可委派一名或以上之代表代其出席會議，並代其投票。受委代表毋須為本公司股東。

(3) 已簽署之代表委任表格及授權書或其他授權文件(如有)或經公證人證明之授權書或授權文件副本，最遲須於大會(或其任何續會)指定舉行時間四十八小時前送達本公司在香港之主要辦事處(地址為香港新界葵涌永業街1至3號忠信針織中心2樓)，方為有效。

(4) 有關上述通告第5(B)及5(C)段所載普通決議案方面，本公司現遵照香港聯合交易所有限公司證券上市規則尋求股東批准作為一般授權。本公司之董事暫無計劃發行任何本公司之新股份。

(5) 有關上述通告第5(A)、5(B)、5(C)、6及7段所載決議案方面，載有有關提呈決議案之詳情、股東週年大會通告及載有關於第5(A)、5(B)、5(C)、6及7段所載決議案資料之說明函件之通函將連同本公司之二零零五年年報一併寄予股東。

(F) 將公司細則第96(A)條重新編號為公司細則第96A條。

(G) 刪除現有公司細則第100條全文,並以下列新公司細則第100條取代:

「100. 董事有權不時及於任何時間委任任何人士出任董事以填補空缺或成為董事會新成員。任何因此而獲委任之董事將任職至本公司下一屆股東大會舉行日期為止(如填補空缺者)或任職至本公司下一屆股東週年大會舉行日期為止(如增聘為董事者),並合符資格於該大會上膺選連任。任何於本公司股東週年大會上退任之董事於計算須於該大會上退任之董事人數時,不被計入考慮人數之內。」

(H) 刪除公司細則第111條第二句:「獲委任為董事總經理、聯席董事總經理、副董事總經理或其他執行董事,於在任時毋須輪值退任或於計算退任董事人數時被計入考慮人數之內」。

(I) 以「少於」取代公司細則第120條第一句之「超出」字眼。

(J) 在緊接公司細則第120條第一句句末之「任職」字眼後,加入「使每位退任董事須至少每三年輪值退任一次」。

(K) 在緊接公司細則第122條之「每年」字眼後,加入「,每位董事須遵照公司細則第120條條文至少每三年輪值退任一次」。

(L) 刪除公司細則第126條第二句全句。

(M) 於公司細則第109條句末加入「非執行董事須以特定任期委任,並須膺選連任。」」

承董事會命
公司秘書
吳瑞華

香港,二零零六年四月十二日

6. 作為特別事項，考慮並酌情以普通決議案形式通過下列決議案（不論有否修訂）：

「**動議**根據本公司於二零零三年十二月二十二日採納之購股權計劃（「購股權計劃」）第5(B)條，一般及無條件批准更新購股權計劃內規定之10%限額，惟倘(i)根據經過更新後之上限計算，按購股權計劃及本公司之其他購股權計劃所授出之購股權獲全數行使時可發行本公司股本之股份總數，不得超過於本決議案獲通過之日本公司已發行股本總面額之10%及(ii)在此之前根據購股權計劃及本公司任何其他購股權計劃所授出之購股權（包括按照購股權計劃及本公司任何購股權計劃之條款而尚未行使、已註銷、已生效或已行使之購股權）均不得計入經過更新之10%上限內。」

7. 作為特別事項，考慮並酌情以普通決議案形式通過下列決議案（不論有否修訂）：

「**動議**修訂公司細則如下：

(A) 於公司細則第2段中：

(1) 刪除「聯繫人士」一詞兩個釋義中的較長者；及

(2) 刪除「控股公司」之現有釋義，並以下文取代：

「「控股公司」及「附屬公司」具有上市規則個別賦予之涵義；」。

(B) 刪除公司細則第2A條全文。

(C) 於公司細則第81條第二段中，刪除「正式規定或要求」字眼，並以「規定或正式要求」字眼取代。

(D) 於公司細則第82條中，刪除「正式規定或要求」字眼，並以「規定或正式要求」字眼取代。

(E) 於公司細則第87條中緊隨「任何特定」字眼後加上「決議案」字眼。

(4) 就本決議案而言：

「有關期間」指由通過本決議當日至下列日期止之期間（以較早者為準）：

(i) 本公司下屆股東週年大會結束；

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日；及

(iii) 於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權；及

「配售新股」指本公司董事會於其指定之期間內向於指定記錄日期名列本公司股東名冊之股份持有人按彼等當時之持有該等股份之比例提呈發售股份或其他證券之建議（惟本公司董事會有權就零碎權益或就顧及法例或香港以外地區之任何認可監管機構或任何證券交易所之規定而產生之任何限制或責任而作出彼等認為必須或恰當之豁免或其他安排）。」

(C) 「**動議**擴大本公司董事會獲授予行使本公司權力配發、發行及處理本公司股本中額外股份之一般授權，於根據該項一般授權可能配發或同意有條件或無條件配發之股份總面值中，加入本公司在本公司董事會行使本公司購回股份權力之情況下購回之本公司股本中股份總面值，惟該數額不得超過本公司於通過本決議案當日之已發行股本總面值10%。」

(ii) 法例規定本公司必須舉行下屆股東週年大會之指定期限屆滿之日;及

(iii) 於股東大會上通過本公司之普通決議案撤銷或修訂本決議案給予之授權。」

(B) 「**動議**:

(1) 在下文(3)段規限下,全面及無條件批准本公司董事會於有關期間(定義見下文)內行使本公司一切權力配發、發行及處理本公司股本中之額外股份,以及作出或授予可能須行使此項權力之售股建議、協議及購股權;

(2) 上文(1)段所述批准將授權本公司董事會於有關期間內作出或授予可能須於有關期間終結後始行使此項權力之售股建議、協議及購股權;

(3) 本公司董事會根據上文(1)段所述批准所配發或同意有條件或無條件予以配發(不論是否根據購股權而配發)之股份總面值(並非根據(i)配售新股(定義見下文)、(ii)行使任何根據當時就向本公司及/或其任何附屬公司之僱員授予或發行可認購本公司股份之購股權或購入本公司股份之權利而採納之任何購股權計劃或類似安排所授購股權、或(iii)根據本公司發行之任何認股權證或可兌換本公司股份之任何其他證券之條款行使尚未行使之認購權或換股權而配發者)不得超過本公司於通過本決議案當日之已發行股本總面值20%,故上述批准須受相應限制;及

TRULY®

信利國際有限公司

（於開曼群島註冊成立之有限公司）

（股份代號：0732）

茲通告本公司謹定於二零零六年五月十日（星期三）上午十時三十分假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行股東週年大會，以討論下列事項：

1. 省覽截至二零零五年十二月三十一日止年度之財務報表及董事會與核數師之報告書。

2. 宣派截至二零零五年十二月三十一日止年度之末期股息。

3. 選舉董事並授權董事會釐定彼等之酬金。

4. 委聘核數師並授權董事會釐定彼等之酬金。

5. 作為特別事項，考慮並酌情以普通決議案形式通過下列決議案（不論有否修訂）：

(A) 「**動議**：

(1) 在下文(2)段規限下，全面及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司一切權力購買本公司股本中之股份；

(2) 本公司董事會根據上文(1)段所述批准可購買之股份總面值不得超過本公司於通過本決議案當日之已發行股本總面值10%，故上述批准須受相應限制；及

(3) 就本決議案而言，「有關期間」指由通過本決議案當日至下列日期止之期間（以較早者為準）：

(i) 本公司下屆股東週年大會結束；

股東可能要求在本公司股東大會（如股東週年大會）上以投票方式進行表決之程序載於本附錄。

根據公司細則第81條，在任何股東大會上交由大會表決之決議案，須先由有權投票之股東親身出席、委派代表或（倘股東為法團）其正式授權代表出席並以舉手方式表決，除非根據上市規則之規定或（在宣佈舉手表決之結果前或當時）由下列人士正式要求以投票方式表決，則不在此限：

(1) 主席；或

(2) 最少五名親身出席、委派代表或（倘股東為法團）其正式授權代表出席且當時有權於大會上投票之股東；或

(3) 佔全體有權在大會上投票之股東之總投票權不少於十分之一，並親身出席、委派代表或（倘股東為法團）其正式授權代表出席之任何一名或多名股東。

除非有正式規定或按上述條文要求以投票方式表決，否則主席宣佈有關決議案已獲舉手表決通過或一致通過，或獲某特定過半數通過，或不獲通過，並且在載有本公司議事程式記錄之簿冊內亦登載相應之記項，即為有關事實之不可推翻確證，而毋須證明該項決議案所得贊成票或反對票之數目或比例。

須於股東週年大會上告退及符合資格並願意在股東週年大會上膺選連任之董事詳情如下：

黃邦俊先生，現年四十七歲，本公司之執行董事。彼負責本集團之業務運作及對外事務，於一九八七年加入本集團。黃先生與本公司任何董事、高級管理人員或控股股東並無任何關係，而於本通函刊發日期，彼實益擁有本公司674,000股普通股之權益（定義見證券及期貨條例第XV部）。

本公司與黃先生並無訂立服務合約。截至二零零五年十二月三十一日止財政年度，其總酬金合共1,409,000港元。該金額包括基本年薪1,385,000港元及強制性公積金供款24,000港元。該酬金水平乃經薪酬委員會審閱，並按照其在本公司擔當之職責、現行市場狀況以及本公司之業績表現釐訂。彼與本公司之僱傭關係可於任何時間由任何一方向另一方發出三個月事先書面通知後或以支付代通知金方式終止。

張達生先生，現年五十歲，本公司之執行董事。彼負責銷售本集團之液晶體顯示器產品及其他半導體元件。彼於一九八九年加入本集團之前，曾任多間電子公司之營業經理逾十年。張先生與本公司任何董事、高級管理人員或控股股東並無任何關係，而於本通函刊發日期，彼實益擁有本公司800,000股普通股之權益（定義見證券及期貨條例第XV部）。

本公司與張先生並無訂立服務合約。截至二零零五年十二月三十一日止財政年度，其總酬金合共2,910,000港元。該金額包括基本年薪1,596,000港元，年終表現花紅1,290,000港元及強制性公積金供款24,000港元。該酬金水平乃經薪酬委員會審閱，並按照其在本公司擔當之職責、現行市場狀況以及本公司液晶體顯示器業務之業績表現釐訂。彼與本公司之僱傭關係可於任何時間由任何一方於向另一方發出三個月事先書面通知後或以支付代通知金方式終止。

除於本公司擔任董事外，黃邦俊先生與張達生先生於過往三年內並無出任其他上市公司之董事。

除上文所披露外，概無其他事項須股東注意，亦無任何資料須根據上市規則第13.51(2)條第(h)至(v)段予以披露。

董事已向聯交所承諾，在購回授權適用之情況下，彼等將根據上市規則及開曼群島之適用法例行使購回授權。

倘因購回股份而導致股東於本公司所佔之投票權益比例增加，則根據收購守則，該項增加將被當作收購予以處理。因此，一名股東或一群行動一致之股東可取得或結合本公司之控制權，並有責任按收購守則第26條提出強制性收購建議。於最後實際可行日期，林偉華先生（「**林先生**」）及其家族實益擁有本公司已發行股本約46.17%權益。倘董事根據購回授權行使全部權力購回股份，則林先生及其家族佔本公司已發行股本之實益權益比率將會增至51.30%。根據收購守則第26條，該項增加將產生強制性收購責任。倘董事知悉行使任何購回授權將引致收購守則第26條之後果，則董事將不會行使授權至該限額。

市價

於二零零六年四月七日(即最後實際可行日期)之前十二個月內,股份在聯交所買賣之最高及最低市價分別如下:

	每股股份	
	最高	最低
	港元	港元
二零零五年		
四月	11.40	10.45
五月	11.60	10.35
六月	10.65	9.95
七月	10.55	8.70
八月	9.75	8.65
九月	9.30	8.50
十月	9.00	8.30
十一月	9.40	8.25
十二月	10.40	8.95
二零零六年		
一月	10.80	9.50
二月	10.30	9.65
三月	10.40	9.30
四月(直至最後實際可行日期)	10.25	9.90

本公司於最後實際可行日期前六個月內,概無於聯交所或其他證券交易所購回股份。

一般事項

購回授權倘獲全面行使,可能會對本公司之營運資金或負債狀況構成重大不利影響(比對本公司截至二零零五年十二月三十一日止年度之經審核賬目所披露之狀況而言)。然而,董事並不建議在足以對本公司於進行有關購回時之營運資金需求或負債水平構成重大不利影響之情況下行使購回授權。

各董事或(在各董事作出一切合理查詢後所知及所信)彼等任何聯繫人士目前無意在股東授予購回授權之情況下向本公司出售任何股份。

並無任何關連人士(定義見上市規則)通知本公司,表示倘股東授予購回授權時,彼等有意向本公司出售股份,亦無承諾不會向本公司出售股份。

以下為根據上市規則規定，就建議授予董事一般授權及購回授權而寄發予股東之說明函件。

購回授權

茲建議倘購回授權之決議案獲通過，則最多可購回於通過該決議案以批准購回授權當日已發行之繳足股份10%。

於二零零六年四月七日（即最後實際可行日期），已發行之股份數目為458,454,527股。因此，全面行使購回授權將使本公司得以購回最多達45,845,452股繳足股份。

購回之理由

董事相信，股東一般授權董事在市場上購回股份乃符合本公司及其股東之最佳利益。購回股份將僅在董事認為此舉將對本公司及其股東有利之情況下方會進行。購回行動（視乎當時市況及資金安排而定）或能提高股價及／或每股盈利。

購回所需資金

購回股份時，本公司僅能根據其公司組織章程大綱與細則及開曼群島法例，動用可合法作購回用途之資金。預期購回所需資金會來自將被購回股份之繳足股本及／或本公司可供分派之溢利。

本公司已向聯交所申請批准可能因行使在已更新計劃授權授出之購股權計劃及本公司任何其他購股權計劃項下所授出之購股權而可能發行之任何股份(最多佔於股東週年大會舉行日期已發行股份之10%)上市及買賣。

修訂公司細則

就上市規則下之企業管治常規守則(「**守則**」)作出之相關修訂於二零零五年一月生效。

董事會建議修訂公司細則若干條文,使公司細則與守則相關之條文內容一致,並同時澄清公司細則若干條文中潛在之意思不明確之處。公司細則之建議修訂乃關於(其中包括)董事輪值退任,詳情載於本通函第13至18頁之股東週年大會通告。

股東週年大會

本公司將召開股東週年大會,以考慮並酌情通過決議案,召開大會之通告載於本通函第13至18頁。本通函隨附代表委任表格,以供股東在股東週年大會上使用。股東務請盡快填妥代表委任表格,並且無論如何最遲須於股東週年大會(或其任何續會)指定舉行時間四十八小時前交回本公司在香港之主要營業地點,地址為香港新界葵涌永業街1至3號忠信針織中心2樓。交回代表委任表格後,股東仍可按本身之意願,親身出席股東週年大會,並於會上投票。

推薦意見

董事相信,發行及購回股份之一般授權、重選董事、更新計劃授權及修訂公司細則符合本公司之最佳利益。因此,董事建議閣下投票贊成將於股東週年大會上提呈之各項決議案。

此致

列位股東　台照

代表董事會
信利國際有限公司
主席
林偉華
謹啟

二零零六年四月十二日

(C) 本公司亦可另行在股東大會上尋求股東批准授出超過計劃授權之購股權，惟超出限額之購股權僅可授予本公司尋求該等批准前明確指定之合資格人士。本公司必須向股東寄發通函，當中必須載有（其中包括）可能獲授該等購股權之指定合資格人士之整體性簡介、授出購股權之數目與條款、授出購股權予該等指定合資格人士之目的及購股權之條款如何切合有關目的。

(D) 當全面行使根據購股權計劃及本公司任何其他購股權計劃授出但尚未行使之購股權時，可能發行之股份總數不得超過不時已發行股份之30%。

現有計劃授權容許董事授出涉及44,425,952股股份（即本公司於二零零三年十二月二十二日舉行之股東週年大會上批准現有計劃授權日期已發行股份之10%）之購股權。由現有計劃授權獲批准起至最後實際可行日期止，附有權利可認購最高達合共44,000,000股股份（即批准現有計劃授權日期已發行股份約9.9%）之購股權已根據購股權計劃獲授出，其中並無購股權被行使、取消或註銷。所有該等購股權於二零零四年二月二十六日授出，並符合購股權計劃之條款。除非計劃授權獲「更新」，否則董事根據購股權計劃項下授出之計劃授權獲准授出之購股權餘數僅可發行425,952股股份。

倘計劃授權獲「更新」，並假設本公司於股東週年大會前再無發行或購回任何股份，則按最後實際可行日期已發行股份458,454,527股計算，計劃授權（如已更新）容許本公司根據購股權計劃及其他購股權計劃再授出附有權利最多可認購45,845,452股股份（即股東週年大會當時已發行股份之10%）之購股權，惟倘行使所有已授出但尚未行使之購股權可能發行之股份總數超過不時已發行股份總數之30%，則不會根據本公司任何購股權計劃授出任何購股權。

董事建議徵求股東於應屆股東週年大會上批准「更新」計劃授權，致令本公司可靈活地根據購股權計劃再行發出購股權，以獎賞及激勵合適之合資格人士（包括本集團有意於日後僱用之人士）。董事（包括獨立非執行董事）認為，「更新」一事對股東整體而言有利。

黃邦俊先生及張達生先生將符合資格膺選連任執行董事。在股東週年大會上，將提呈分別重選黃邦俊先生及張達生先生為董事之普通決議案。

有關黃邦俊先生及張達生先生之詳細資料載於本通函附錄二。

更新計劃授權

股東於二零零三年十二月二十二日舉行之本公司股東週年大會上通過一項普通決議案，採納購股權計劃及終止已終止計劃。

除購股權計劃及已終止計劃外，本公司並無其他購股權計劃。於最後實際可行日期，購股權計劃下已授出附有權利可認購最多合共44,000,000股股份之購股權尚未行使，而已終止計劃下先前已授出附有權利可認購最多13,805,000股股份之購股權仍未行使。已終止計劃不會進一步授出購股權。

根據購股權計劃之規則（其中包括）：

(A) 就下文(B)、(C)及(D)分段所述，本公司根據購股權計劃及本公司任何其他購股權計劃將授出之購股權（就此而言，不包括根據購股權計劃或本公司任何其他購股權計劃之條款已失效之購股權）獲全面行使時，可發行之本公司股份總數上限，合共不得超過二零零三年十二月二十二日（即購股權計劃獲採納日期）已發行股份之10%。就計劃授權而言，根據購股權計劃或本公司任何其他購股權計劃授出但已註銷之任何購股權（不包括已失效之購股權）之相關股份將計算在內。

(B) 計劃授權隨時可於股東大會上取得股東批准後予以更新，惟已更新計劃授權下之新上限不得超過於股東批准該已更新計劃授權當日之已發行股份之10%。計算已更新計劃授權可能授出之購股權所涉及之股份總數時，過往根據購股權計劃及本公司任何其他購股權計劃授出之購股權（包括根據購股權計劃及本公司任何其他購股權計劃之條款之已行使、尚未行使、已註銷或已失效之購股權）將不予計算。

發行及購回股份之一般授權

於股東週年大會上將提呈普通決議案以(i)授予董事一般授權以發行、配發及以其他方式處理股份(以不超過通過決議案當日本公司之已發行股本之20%為限)(「**一般授權**」)及(ii)批准本公司根據購回授權(定義見下文)之權力購回之任何股份加入一般授權項下可發行之股份數目上限內。董事現時無意發行任何新股份。

於股東週年大會上將提呈普通決議案以按照股東週年大會通告所載之條款授權董事於(i)本公司下屆股東週年大會結束、(ii)於股東大會上撤銷或修訂該授權之日及(iii)法例或細則規定本公司必須舉行下屆股東週年大會之日(以最早者為準)止期間內隨時行使本公司權力於聯交所購回其本身之股份,惟可予購回之股份總面值不得超過本公司於通過有關決議案當日之已發行股本總面值10%(「**購回授權**」)。

於二零零六年四月七日(即本文件付印前之最後實際可行日期),已發行股份之數目為458,454,527股。因此,假設於舉行股東週年大會前並無購回或發行股份,全面行使一般授權將使本公司得以發行或以其他方式處理最多達91,690,905股新股份,而全面行使購回授權將使本公司得以於聯交所購回最多達45,845,452 股股份。

提供有關購回授權相關資料之說明函件載於本通函附錄一。

重選董事

根據本公司之公司細則第120條,三分之一在任董事須於本公司每屆股東週年大會上輪席告退。退任董事將符合資格重選。

此外,根據公司細則第100條,董事會所委任以填補董事會空缺或加入現行董事會作為新成員之任何董事,僅會任職至本公司下屆股東週年大會止,其後將符合資格於會上膺選連任。

根據公司細則第120條,黃邦俊先生及張達生先生須在股東週年大會上輪席告退。

TRULY®
信利國際有限公司
(於開曼群島註冊成立之有限公司)
(股份代號:0732)

董事:
林偉華
黃邦俊
張達生
李建華
葉祖亭*
香啟誠*
鍾錦光*

(* 獨立非執行)

註冊辦事處:
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

敬啟者:

發行及購回股份之
一般授權、
重選董事、
更新計劃授權
及
修訂公司細則

緒言

本通函旨在向股東提供有關(i)向股東取得發行及購回股份之建議一般授權;(ii)重選董事;(iii)建議更新計劃授權;及(iv)建議修訂公司細則之資料。本公司將召開股東週年大會,以考慮並酌情通過有關上述事宜之決議案,而召開大會之通告載於本通函第13至18頁。

		並就新計劃之目的而言，須包括任何以上類別人士個別或共同控制之公司
「最後實際可行日期」	指	二零零六年四月七日，即本通函付印前確定所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「計劃授權」	指	根據購股權計劃或本公司任何其他購股權計劃，董事代表本公司不時授出之本公司購股權於全面行使時可能發行之最高股份數目
「股份」	指	本公司股本中之普通股
「購股權計劃」	指	根據二零零三年十二月二十二日通過之本公司普通決議案採納之本公司購股權計劃
「股東」	指	於任何時間均指當時之股份持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	公司收購、合併及股份購回守則
「已終止計劃」	指	根據二零零三年十二月二十二日通過之普通決議案終止於二零零一年五月二十二日採納之本公司購股權計劃
「港元」	指	港元，香港特別行政區之法定貨幣

於本通函內，除文義另有所指外，下列詞彙具備以下涵義：

「股東週年大會」	指	本公司謹訂於二零零六年五月十日（星期三）上午十時三十分假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行股東週年大會，大會通告載於本通函第13至第18頁
「公司細則」	指	本公司組織章程細則
「本公司」	指	信利國際有限公司，一家於開曼群島註冊成立之有限司，其股份於聯交所上市
「董事」	指	本公司董事
「合資格人士」	指	任何屬於下列類別之人士：

(i) 任何董事或建議委任為董事之人士（不論屬執行或非執行，包括任何獨立非執行董事）或本集團任何成員公司或任何控權股東或任何由控權股東控制之公司之全職僱員（合稱「**A類合資格人士**」）；或

(ii) 任何持有本集團任何成員公司或任何控權股東或任何由控權股東控制之公司所發行證券之人士（「**B類合資格人士**」）；或

(iii) 任何本集團成員公司或任何控權股東或任何由控權股東控制之公司之

(a) 任何業務或合營企業合夥人、承辦商、代理商或其代表，

(b) 任何貨品或服務供應商，或

(c) 任何貨品或服務之客戶或分銷商（合稱「**C類合資格人士**」）；

目　錄

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有信利國際有限公司之股份，應立即將本通函連同隨附之代表委任表格送交買主或其他承讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

TRULY®

信利國際有限公司

（於開曼群島註冊成立之有限公司）

（股份代號：0732）

發行及購回股份之
一般授權、
重選董事、
更新計劃授權
及
修訂公司細則

信利國際有限公司之董事會函件載於本通函第3至7頁。信利國際有限公司謹訂於二零零六年五月十日（星期三）上午十時三十分假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行股東週年大會，召開大會（或其任何續會）之通告載於本通函第13至18頁。

無論股東是否有意出席上述大會，敬希股東按隨附之代表委任表格所印備之指示盡快填妥表格，並且無論如何最遲須於大會或其任何續會指定舉行時間四十八小時前交回本公司之主要辦事處，地址為香港新界葵涌永業街1至3號忠信針織中心2樓。填妥及交回代表委任表格後，股東仍可按本身之意願，親身出席大會或其任何續會，並於會上投票。

二零零六年四月十二日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Truly International Holdings Limited, you should at once hand this circular to the purchaser(s) or transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

MAJOR TRANSACTION

PROPOSED PURCHASE OF EQUIPMENT FOR NEW TFT-LCD PRODUCTION LINE AND PURCHASE AND INSTALLATION OF ANCILLARY FACILITIES AND INFRASTRUCTURE

A letter from the Board is set out on pages 3 to 7 of this circular.

The notice of an extraordinary general meeting of Truly International Holdings Limited to be held at 10:30 a.m. on Friday, 19 May 2006 at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong is set out in this circular. Whether or not you are able to attend the meeting in person, you are requested to complete and return the enclosed form of proxy for the extraordinary general meeting in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting or any adjourned meeting.

3 May 2006

CONTENT

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Basic Sale and Purchase Agreement"	the turn-key agreement to be entered into, subject to and following Shareholders' approval of the Transactions, between Truly Semiconductors as the owner and Nakan as the main contractor for the design and construction of the New Production Line on a turn-key basis
"Board"	the board of Directors
"Company"	Truly International Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Stock Exchange
"Contract Sum"	the aggregate consideration for the design, equipment purchase, fitting out, installation and trial production for the New Production Line expected to be payable by Truly Semiconductors pursuant to the Basic Sale and Purchase Agreement
"Director(s)"	the director(s) of the Company
"EGM"	the extraordinary general meeting of the Company to be convened for the purpose of approving the Transactions
"GDP"	gross domestic product
"Group"	the Company and its subsidiaries from time to time
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Third Party(ies)"	(an) independent third party(ies) not connected with the Directors, chief executive and substantial shareholders of the Company or any of its subsidiaries or their respective associates (as defined in the Listing Rules) and who is not itself (themselves) a connected person(s) of the Company
"JPY"	Japanese Yen, the lawful currency of Japan
"Latest Practicable Date"	28 April 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information included in this circular

"LCD"	Liquid Crystal Displays
"Letter of Intent"	the letter of intent entered into between Truly Semiconductors and Nakan on 11 April 2006 under which the parties have conditionally agreed to enter into the Basic Sale and Purchase Agreement
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Nakan"	Nakan Corporation, a company incorporated in Japan
"New Production Line"	the core TFT-LCD production line and its ancillary facilities and infrastructure proposed to be constructed and completed pursuant to the Basic Sale and Purchase Agreement
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	share(s) in the issued share capital of the Company
"Shareholders"	holders of Shares
"Stock Exchange"	the Stock Exchange of Hong Kong Limited
"TFT"	Thin Film Transistor
"TFT-LCD"	Thin Film Transistor-Liquid Crystal Displays
"Transactions"	the entering of the Basic Sale and Purchase Agreement, the transactions contemplated thereunder and the purchase and installation of ancillary facilities and infrastructure
"Truly Semiconductors"	Truly Semiconductors Limited, a wholly-owned subsidiary of the Company
"US$"	United States Dollars, the lawful currency of the United States of America
"%"	per cent.

In this circular, for reference only and unless otherwise specified, the translation of US$ into HK$ is based on the exchange rate of US$1 to HK$7.80 and the translation of JPY into HK$ is based on the exchange rate of JPY100 to HK$6.50.

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

Executive Directors:
Lam Wai Wah, Steven *(Chairman)*
Wong Pong Chun, James
Cheung Tat Sang, James
Li Jian Hua

Independent Non-executive Directors:
Chung Kam Kwong
Ip Cho Ting, Spencer
Heung Kai Sing

Registered office:
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

Principal place of business:
2/F., Chung Shun Knitting Centre
1-3 Wing Yip Street
Kwai Chung
N.T.
Hong Kong

3 May 2006

To the Shareholders

Dear Sirs,

MAJOR TRANSACTION

PROPOSED PURCHASE OF EQUIPMENT FOR NEW TFT-LCD PRODUCTION LINE AND PURCHASE AND INSTALLATION OF ANCILLARY FACILITIES AND INFRASTRUCTURE

INTRODUCTION

Reference is made to the Company's announcement dated 11 April 2006 in which the Board announced that on 11 April 2006, Truly Semiconductors, a wholly-owned subsidiary of the Company, entered into a Letter of Intent with Nakan. Under the Letter of Intent, the parties agreed, subject to obtaining the approval of the shareholders of the Company to enter into a Basic Sale and Purchase Agreement whereby Nakan (an Independent Third Party) shall design and construct the New Production Line on a turn-key basis for Truly Semiconductors. In conjunction with the commissioning of the New Production Line, Truly Semiconductors also intends to purchase and install ancillary facilities and infrastructure.

The purpose of this circular is to provide you with (i) further details of the Transactions; (ii) such information concerning the Company as required under the Listing Rules; and (iii) a notice of the EGM convened for the purpose of seeking Shareholders' approval of the Transactions.

LETTER OF INTENT

Date : 11 April 2006

Parties : (1) Truly Semiconductors, a wholly-owned subsidiary of the Company

(2) Nakan, a Japanese company principally engaged in the development and production of plant, machinery and equipment for LCD and related products.

To the best of the Directors' knowledge, information and belief after making all reasonable enquiries, Nakan and its ultimate beneficial owners are Independent Third Parties.

Under the Letter of Intent (which is intended to be legally binding but is subject to the actual terms of the Basic Sale and Purchase Agreement to be negotiated and finalized between the parties), the parties have agreed, subject to obtaining the approval of the Shareholders, to enter into the Basic Sale and Purchase Agreement which is expected to provide for the following:–

Scope of Nakan's work

The work to be undertaken by Nakan under the Basic Sale and Purchase Agreement is expected to include the design, equipment purchase, fitting out, installation and trial production for the New Production Line on a turn-key basis.

Nakan will be required to complete the New Production Line within nine months from the date of the notice of commencement given by Truly Semiconductors. It is intended that Truly Semiconductors will issue the notice of commencement as soon as practicable following the signing of the Basic Sale and Purchase Agreement. The New Production Line is expected to be completed in February 2007.

According to the work plan and timetable of the parties, it is expected that subject to obtaining the approval of the Shareholders in the EGM which is anticipated to be held in May 2006, the Basic Sale and Purchase Agreement will be entered into no later than June 2006.

Should there be any material variation of the terms of the Basic Sale and Purchase Agreement, the Directors will as soon as practicable inform the Shareholders by way of an announcement.

Contract Sum

It is intended that the total consideration payable by Truly Semiconductors to Nakan under the Basic Sale and Purchase Agreement shall be the sum of JPY15,178,000,000 (approximately HK$986.6 million) and US$19,500,000 (approximately HK$152.1 million).

The Directors confirm that the Contract Sum was determined after arm's length negotiations between Nakan and Truly Semiconductors by reference to numerous individual items based on market price the pricing for and the sourcing of which had been negotiated in detail between Truly Semiconductors and Nakan over a period of some six months.

PURCHASE AND INSTALLATION OF ANCILLARY FACILITIES AND INFRASTRUCTURE

In conjunction with the commissioning of the New Production Line pursuant to the Basic Sale and Purchase Agreement, Truly Semiconductors intends to purchase and install certain ancillary facilities and infrastructure, which will include:–

(1) infrastructure;

(2) clean room system;

(3) electricity facilities;

(4) water purification facilities;

(5) gas facilities;

(6) environmental protection facilities; and

(7) technical support and miscellaneous.

Truly Semiconductors has commenced the process of identifying potential suppliers and contractors (which will be Independent Third Parties) and commenced negotiations regarding each individual purchase and service contract. The total projected costs for the purchase and installation of these ancillary facilities and infrastructure are estimated to be in the region of approximately HK$300 million, and are expected not to exceed HK$400 million.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Group is principally engaged in the manufacture and sale of liquid crystal display products and electronic consumer products including MP3 players, calculators and electronic components.

A significant portion of the Group's output are for electronic consumer products an integral component of which is the TFT-LCD screen, which the Group has had to source from third parties. The New Production Line will enable the Group to commence its own production of TFT-LCD panels which will be assembled with other components, thereby reducing the overall production costs for these products. The Directors believe that the vertical integration represented by completion and operation of the New Production Line will enhance the production capacity and efficiency of the Group, and thereby assist the Group's competitive position in the market.

The aggregate costs to Truly Semiconductors for the New Production Line, including the Contract Sum and the cost for the purchase and installation of ancillary facilities and infrastructure, are projected to be approximately HK$1,438.7 million and are estimated not to exceed HK$1,538.7 million. The Group intends to finance the Transactions as to approximately 80% by existing internal resources and as to the balance by unsecured bank loans which the Group expects to arrange in due course.

The Directors are of the view that the Basic Sale and Purchase Agreement and the purchase and installation of ancillary facilities and infrastructure will be on normal commercial terms and the terms of the Transactions are fair and reasonable and the Transactions are in the interests of the Company and the Shareholders as a whole.

Following completion of the Transactions, the Group's fixed assets will increase whilst net current assets will be reduced in proportion to the amount of the Contract Sum and the cost for the purchase and installation of ancillary facilities and infrastructure funded from internal resources. As it is expected that the New Production Line will not be completed until February 2007, there will be no immediate effect on the Group's earnings. The Group's long term liabilities will increase as a result of the unsecured bank loans to be obtained by the Group. Although its gearing ratio will be increased accordingly the Group is expected to remain net cash positive based on current financial projections.

GENERAL

As the relevant percentage ratios in respect of the Transactions treated on an aggregate basis under the assets test and the consideration test for the purposes of Chapter 14 of the Listing Rules are more than 25% but less than 100%, the Transactions will constitute a major transaction of the Company under the Listing Rules and will be subject to Shareholders' approval at the EGM. Since no Shareholder has a material interest in the Transactions, no Shareholder or any of its associates is required to abstain from voting on the resolution to be proposed at the EGM for the approval of the Transactions.

EGM

A notice convening the EGM to be held at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Friday, 19 May 2006 at 10:30 a.m. is set out on pages 53 to 54 of this circular for the purpose of considering and, if thought fit, passing the ordinary resolution to be proposed at the EGM.

Pursuant to Article 81, at any general meeting a resolution put to the vote at the meeting shall be determined in the first instance by a show of hands of the members present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative and entitled to vote unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands) is duly demanded:

(1) by the Chairman; or

(2) by at least five members present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative for the time being entitled to vote at the meeting; or

(3) by any member or members present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting.

Unless a poll is duly required or demanded in accordance with the foregoing provisions, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by any particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

A form of proxy for used by the Shareholders at the EGM is enclosed. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy and return it to the Company's principal place of business in Hong Kong at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting should you so wish.

RECOMMENDATION

The Board considers that the terms of the Transactions are fair and reasonable and the Transactions are in the best interests of the Company and the Shareholders as a whole.

Accordingly, the Directors recommend you to vote in favour of the resolution to be proposed at the EGM for the approval of the Transactions.

OTHER INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
For and on behalf of the Board of
Truly International Holdings Limited
Lam Wai Wah, Steven
Chairman

I. SUMMARY OF FINANCIAL INFORMATION ON THE GROUP

The following is a summary of the audited financial results of the Group for the three years ended 31 December 2005, as extracted from the audited financial statements of the Group for the relevant periods.

Consolidated Profit and Loss Account

	Year ended 31 December		
	2005	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	4,574,079	3,406,992	1,399,898
Profit/(loss) before tax	841,505	607,928	234,219
Tax	(139,457)	(81,427)	(41,570)
Net profit from ordinary activities attributable to shareholders	702,048	526,501	192,649

Consolidated Assets, Liabilities and Minority interests

	As at 31 December		
	2005	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*
Total assets	3,428,180	2,408,947	1,731,079
Total liabilities	(1,490,135)	(1,001,008)	(735,847)
Net assets	1,938,045	1,407,939	995,232

II. AUDITED FINANCIAL INFORMATION ON THE GROUP

The following financial information is an extract from the audited financial statements of the Group for the year ended 31 December 2005 together with notes thereto.

Consolidated Income Statement
For the year ended 31 December 2005

	Notes	**2005** *HK$'000*	**2004** *HK$'000* *(Restated)*
Turnover	6	4,574,079	3,406,992
Cost of sales		(3,487,719)	(2,615,969)
Gross profit		1,086,360	791,023
Other income		27,438	16,061
Distribution costs		(73,592)	(54,839)
Administrative expenses		(164,459)	(130,229)
Impairment loss on available-for-sale investments		(7,800)	–
Impairment loss on property, plant and equipment		(6,377)	–
Finance costs	8	(19,683)	(14,201)
Share of results of an associate		(382)	113
Profit before taxation		841,505	607,928
Income tax expense	9	(139,457)	(81,427)
Profit for the year	10	702,048	526,501
Dividends	13	219,992	180,651
Earnings per share	14		
Basic		HK$1.54	HK$1.18
Diluted		HK$1.50	HK$1.13

Consolidated Balance Sheet
At 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
Non-current assets			
Property, plant and equipment	15	1,091,452	803,652
Prepaid lease payments	16	98,267	88,532
Intangible assets	17	19,402	28,796
Goodwill	18	413	413
Interest in an associate	19	1,086	1,285
Available-for-sale investments	20	–	–
Investment securities	21	–	7,800
Deferred tax assets	28	415	–
Deposits paid for acquisition of property, plant and equipment		60,592	–
		1,271,627	930,478
Current assets			
Inventories	22	549,994	445,500
Prepaid lease payments	16	2,456	1,713
Trade and other receivables	23	753,253	550,832
Short-term loans receivable	24	–	1,500
Amount due from an associate		447	1,071
Tax recoverable		1,967	1,465
Bank balances and cash		848,436	476,388
		2,156,553	1,478,469
Current liabilities			
Trade and other payables	25	921,761	508,463
Tax liabilities		98,728	49,836
Obligations under finance leases	26	–	5,326
Bank borrowings	27	181,937	194,671
		1,202,426	758,296
Net current assets		954,127	720,173
Total assets less current liabilities		2,225,754	1,650,651
Non-current liabilities			
Obligations under finance leases	26	–	5,313
Bank borrowings	27	249,559	218,029
Deferred tax liabilities	28	38,150	19,370
		287,709	242,712
		1,938,045	1,407,939
Capital and reserves			
Share capital	29	45,816	45,168
Reserves		1,892,229	1,362,771
		1,938,045	1,407,939

Consolidated Statement of Changes in Equity
For the year ended 31 December 2005

	Share capital HK$'000	Share premium HK$'000	Special reserve HK$'000	Capital red-emption reserve HK$'000	Negative goodwill HK$'000	Exchange reserve HK$'000	Other reserves HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2004	44,425	250,288	990	82	996	2,004	-	696,447	995,232
Exchange differences arising on translation of foreign operations recognised directly in equity	-	-	-	-	-	312	-	-	312
Profit for the year	-	-	-	-	-	-	-	526,501	526,501
Total recognised income for the year	-	-	-	-	-	312	-	526,501	526,813
Shares issued at premium	743	15,572	-	-	-	-	-	-	16,315
Dividends paid	-	-	-	-	-	-	-	(130,421)	(130,421)
At 31 December 2004 as originally stated	45,168	265,860	990	82	996	2,316	-	1,092,527	1,407,939
Effects of changes in accounting policies *(See Note 2)*	-	-	-	-	(996)	-	-	996	-
At 1 January 2005 as restated	45,168	265,860	990	82	-	2,316	-	1,093,523	1,407,939
Exchange differences arising on translation of foreign operations recognised directly in equity	-	-	-	-	-	23,793	-	-	23,793
Profit for the year	-	-	-	-	-	-	-	702,048	702,048
Total recognised income for the year	-	-	-	-	-	23,793	-	702,048	725,841
Shares issued at premium	648	13,571	-	-	-	-	-	-	14,219
Transfer	-	-	-	-	-	-	125,543	(125,543)	-
Dividends paid	-	-	-	-	-	-	-	(209,954)	(209,954)
At 31 December 2005	45,816	279,431	990	82	-	26,109	125,543	1,460,074	1,938,045

The special reserve represents the difference between the nominal value of the shares of the subsidiaries acquired and the nominal value of the Company's shares issued for the acquisitions.

Other reserves comprises statutory surplus reserve and enterprise expansion reserve of the subsidiaries established in the People's Republic of China other than Hong Kong (the "PRC"). According to the Articles of Association of the PRC subsidiaries, a percentage of net profit as reported in the PRC statutory accounts should be transferred to statutory surplus reserve and enterprise expansion reserve determined at the discretion of the board of directors of these companies. The statutory surplus reserve can be used to set off accumulated loss whilst the enterprise expansion reserve can be used for expansion of production facilities or increase in registered capital.

Consolidated Cash Flow Statement
For the year ended 31 December 2005

	2005	2004
	HK$'000	*HK$'000*
		(Restated)
OPERATING ACTIVITIES		
Profit before taxation	841,505	607,928
Adjustments for:		
Interest income	(14,536)	(1,477)
Amortisation of development expenditure	9,455	9,455
Amortisation of trademarks	344	373
Amortisation of goodwill	–	118
Write-off of development expenditure	–	781
Depreciation and amortisation of property, plant and equipment	148,904	110,708
Amortisation of prepaid lease payments	2,456	1,713
Loss on disposal/write-off of property, plant and equipment	4,197	2,362
Release of government grant	(1,856)	(1,162)
Impairment loss on available-for-sale investments	7,800	–
Impairment loss on property, plant and equipment	6,377	–
Finance costs	19,683	14,201
Share of results of an associate	382	(113)
Operating cash flows before movements in working capital	1,024,711	744,887
Increase in inventories	(101,065)	(154,405)
Increase in trade and other receivables	(196,862)	(144,452)
Decrease in amount due from an associate	–	1,309
Increase in trade and other payables	413,051	209,184
Effect of realignment of foreign exchange rate	3,679	(31)
Cash generated from operations	1,143,514	656,492
Hong Kong Profits Tax paid	(35,619)	(17,370)
PRC Enterprise Income Tax paid	(37,986)	(45,495)
Overseas tax refunded (paid)	135	(319)
NET CASH FROM OPERATING ACTIVITIES	1,070,044	593,308

	2005 HK$'000	2004 HK$'000 (Restated)
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(434,767)	(187,195)
Deposits paid for acquisition of property, plant and equipment	(60,592)	–
Addition of prepaid lease payments	(12,923)	–
Acquisition of intangible assets	(405)	(253)
Interest received	14,536	1,477
Decrease in short-term loans receivable	1,500	2,437
Amount repaid from an associate	624	–
Purchase of investment securities	–	(7,800)
Proceeds from disposals of property, plant and equipment	–	100
NET CASH USED IN INVESTING ACTIVITIES	(492,027)	(191,234)
FINANCING ACTIVITIES		
Repayment of bank borrowings	(236,226)	(583,420)
Dividends paid	(209,954)	(130,421)
Interest paid on bank borrowings	(19,466)	(13,812)
Payment of obligations under finance leases	(10,639)	(10,432)
Interest paid on obligations under finance leases	(217)	(389)
New bank borrowings raised	255,398	631,226
Proceeds from issue of shares	14,219	16,315
NET CASH USED IN FINANCING ACTIVITIES	(206,885)	(90,933)
NET INCREASE IN CASH AND CASH EQUIVALENTS	371,132	311,141
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	476,012	164,556
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	1,292	315
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	848,436	476,012
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and cash	848,436	476,388
Bank overdrafts	–	(376)
	848,436	476,012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2005

1. GENERAL

The Company was incorporated in the Cayman Islands under the Companies Law of the Cayman Islands as an exempted company. The Company is a public limited company with its shares listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and principal place of business of the Company are disclosed in the section headed "General Information" to the annual report.

The consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

The Company acts as an investment holding company. Its subsidiaries are principally engaged in the business of manufacture and sale of liquid crystal display ("LCD") products and electronic consumer products including MP3 players, calculators and electronic components.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRS(s)"), Hong Kong Accounting Standards ("HKAS(s)") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of share of tax of an associate has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and/or prior accounting years are prepared and presented:

Business combinations

In the current year, the Group has applied HKFRS 3 "Business Combinations" from 1 January 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

Goodwill

In previous years, goodwill arising on acquisitions was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3 so that on 1 January 2005 the Group eliminated the carrying amount of the related accumulated amortisation of HK$177,000 with a corresponding decrease in the cost of goodwill (see note 18). The Group has discontinued amortising such goodwill from 1 January 2005 onwards and such goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1 January 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current year. Comparative figures for 2004 have not been restated.

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognized immediately in profit or loss in the period in which the acquisition takes place. In previous years, negative goodwill arising on acquisitions prior to 1 January 2001 was held in reserves. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on 1 January 2005 (of which negative goodwill of HK$996,000 was previously recorded in reserves). A corresponding credit to the Group's retained earnings of HK$996,000 has been made.

Financial instruments

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1 January 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The application of HKAS 32 has had no material impact on how financial instruments of the Group are presented for current and prior accounting periods. The principal effects resulting from the implementation of HKAS 39 are summarised below.

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 31 December 2004, the Group classified and measured its equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 ("SSAP 24") issued by the HKICPA. Under SSAP 24, investments in equity securities, which are securities held for an identified long term strategic purpose, are classified as "investment securities". "Investment securities" are carried at cost less any impairment losses. From 1 January 2005 onwards, the Group has classified and measured its equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured are measured at cost less impairment after initial recognition. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method after initial recognition.

On 1 January 2005, the Group classified and measured its equity securities as available-for-sale investment in accordance with the transitional provisions of HKAS 39 but there was no effect on the retained profits of the Group at 1 January 2005.

Derecognition

HKAS 39 provides more rigorous criteria for the derecognition of financial assets than the criteria applied in previous periods. Under HKAS 39, a financial asset is derecognised, when and only when, either the contractual rights to the asset's cash flows expire, or the asset is transferred and the transfer qualifies for derecognition in accordance with HKAS 39. The decision as to whether a transfer qualifies for derecognition is made by applying a combination of risks and rewards and control tests. The Group has applied the relevant transitional provisions and applied the revised accounting policy prospectively to transfers of financial assets from 1 January 2005 onwards. As a result, the Group's bill receivables discounted with full recourse which were derecognized prior to 1 January 2005 have not been restated. As at 31 December 2005, the Group's bills receivables discounted with full recourse have not been derecognized and are included in trade and other receivables. Instead, the related borrowings of HK$5,774,000 have been recognised on the balance sheet date. The relevant finance costs incurred in order to obtain such borrowings are included in the carrying amount of the borrowings on initial recognition and amortised over the terms of the borrowings using the effective interest method. This change in accounting policy has had no material effect on results for the current year.

Owner-occupied leasehold interest in land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straightline basis. This change in accounting policy has been applied retrospectively.

Share-based payments

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Company, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1 January 2005. In relation to share options granted before 1 January 2005, the Group chooses not to apply HKFRS 2 with respect to share options granted on or before 7 November 2002 and vested before 1 January 2005. This change in accounting policy has had no material effect on results for the current or prior years.

As a result of the changes in the accounting policies described above, the profit for the year is increased by HK$118,000 (2004: nil), which is attributable to the non-amortisation of goodwill which was previously included in administrative expenses.

The cumulative effects of the application of the new HKFRSs on 31 December 2004 and 1 January 2005 are summarised below:

	As at 31 December 2004	**Adjustments**	**As at 31 December 2004**	**Adjustments**	**As at 1 January 2005**
	(Originally stated)		*(Restated)*		*(Restated)*
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Balance sheet items					
Impact of HKAS 17:					
Property, plant and equipment	893,897	(90,245)	803,652	–	803,652
Prepaid lease payments	–	90,245	90,245	–	90,245
Impact of HKAS 39:					
Investment securities	7,800	–	7,800	(7,800)	–
Available-for-sale investments	–	–	–	7,800	7,800
Total effects on assets	901,697	–	901,697	–	901,697
Retained earnings	1,092,527	–	1,092,527	996	1,093,523
Negative goodwill reserve	996	–	996	(996)	–
Total effects on equity	1,093,523	–	1,093,523	–	1,093,523

The Group has not early applied the following new standards and interpretations that have been issued but are not yet effective. The Group has commenced considering the potential impact of these new standards and interpretations but is not yet in a position to determine whether these new standards and interpretations would have a significant impact on how its results of operations and financial position are prepared and presented.

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 and HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 4	Determining whether an arrangement contains a lease[2]
HK(IFRIC) – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market – waste electrical and electronic equipment[3]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[4]

[1] Effective for annual periods beginning on or after 1 January 2007
[2] Effective for annual periods beginning on or after 1 January 2006
[3] Effective for annual periods beginning on or after 1 December 2005
[4] Effective for annual periods beginning on or after 1 March 2006

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared under the historical cost convention.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All inter-company transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Goodwill arising on an acquisition of a subsidiary for which the agreement date is before 1 January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary at the date of acquisition. For capitalised goodwill arising on acquisitions, the Group has discontinued amortization from 1 January 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the balance sheet.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Interests in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associates, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Interest income is accrued on a time basis by reference to the principal outstanding and at the effective interest rate applicable.

Rental income from properties under operating leases is recognised on a straight-line basis over the relevant lease term.

Property, plant and equipment

Property, plant and equipment, other than properties under development, are stated at cost less accumulated depreciation and amortisation, and impairment losses.

Buildings in the course of development for production are carried at cost, less any identified impairment losses. Depreciation of these assets, on the same basis as other property within property, plant and equipment, commences when the assets are ready for their intended uses.

The cost of buildings is depreciated over forty years or the terms of the respective leases, whichever is the shorter, using the straight-line method.

Depreciation is provided to write off the cost of other property, plant and equipment, other than properties under development, over their estimated useful lives, using the reducing balance method.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is derecognised.

Intangible assets

Intangible assets with finite useful lives are carried at costs less accumulated amortisation and any accumulated impairment losses. Amortisation for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives.

Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight-line basis over its estimated useful life.

Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Trademarks

Costs incurred in the registration of trademarks are capitalised and amortised on a straight-line basis over their estimated useful lives.

Impairment (other than goodwill)

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, firstout method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into either loans and receivables or available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Loans and trade receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables, short-term loans receivable, amount due from an associate and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments. At each balance sheet date subsequent to initial recognition, for available-forsale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Financial liabilities

Financial liabilities other than financial liabilities at fair value through profit or loss, including bank borrowings, obligations under finance leases and trade and other payables are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Government grants

Government grants are recognised as income over the periods necessary to match them with the related costs. Grants related to depreciable assets are released to income over the useful lives of the assets. Grants related to expense items are recognised in the same period as those expenses are charged in the consolidated income statement and are reported separately as other income.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group's general policy on borrowing costs.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the exchange reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Retirement benefit costs

Payments to the defined contribution retirement benefit schemes are charged as an expense as they fall due.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY

Useful lives of property, plant and equipment

In applying the accounting policy on property, plant and equipment with respect to depreciation, management estimates the useful lives of various categories of property, plant and equipment according to the industrial experiences gained over the development history of the Group and also by reference to the relevant industrial norm.

Impairment of intangible assets

As a long-term strategic investment, the progress of Organic Light Emitting Display ("OLED") business development has been closely monitored since its first introduction. With the successful subscription of a valid licence to manufacture and market and the deployment of an up-to-standard production plant, this business division has already been proven a viable project both in supplying to in-house demand as a synergy for other LCD products and for external sales. Although its profitability has yet to be improved, according to the projected financial information, there will be no question to the recoverability of the related investment cost in the medium term.

5. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include equity investments, bank borrowings, obligations under finance lease, loans receivable, amount due from an associate, trade and other receivables, bank balances and cash, and trade and other payables. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Market risk

(i) Currency risk

The Group have foreign currency sales and purchases and certain borrowings of the Group are denominated in foreign currencies, and the majority of the bank balances are denominated in foreign currencies (comprising United States dollars, Japanese Yen and Renminbi) which expose the Group to foreign currency risk.

The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

(ii) Interest rate risk

The Group's cash flow interest rate risk relates to floating-rate bank borrowings *(note 27)*. The Group's fair value interest rate risk relates primarily to fixed-rate short-term bank fixed deposits. The Group currently does not have an interest rate hedging policy. However, the management monitors interest rate exposure and will consider hedging significant interest rate exposure should the need arises. The fair value of the Group's bank balances is approximate to the carrying amount as the fixed deposits are short-term.

(iii) Market risk

The Group's businesses are heavily relying on the PRC market (75%) and the LCD products (96%) by which situation the Group is exposed to market risk. However, it has been the Group's policy since its incorporation to diversify its businesses in different geographical and product segments so as to minimise these risks. The management keeps close watch on the matter and does all necessary procedures to contain this market risk.

Credit risk

The Group's principal financial assets are bank balances and cash, trade and other receivables, short-term loans receivable, amount due from an associate and available-for-sale investments. The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations at 31 December 2005 in relation to each class of recognised financial assets is the carrying amount shown in the consolidated balance sheet.

The credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Group's credit risk is primarily attributable to its trade and other receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The Group's concentration of credit risk by geographical locations is mainly in the PRC. The Group has no other significant concentration of credit risk, with exposure spread over a number of counterparties and customers.

6. TURNOVER

Turnover represents the net proceeds received and receivable on the sale of goods during the year, and is analysed as follows:

	2005	2004
	HK$'000	*HK$'000*
Sales of LCD products	4,389,588	3,138,393
Sales of electronic consumer products	184,491	268,599
	4,574,079	3,406,992

7. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is currently organised into two operating divisions – LCD products and electronic consumer products. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

LCD products – manufacture and distribution of LCD products

Electronic consumer products – manufacture and distribution of electronic consumer products

Segment information about these businesses is presented below:

2005	LCD products	Electronic consumer products	Consolidated
	HK'000	*HK'000*	*HK'000*
REVENUE			
External sales	4,389,588	184,491	4,574,079
RESULT			
Segment result	838,578	23,725	862,303
Interest income			14,536
Unallocated corporate expenses			(1,092)
Impairment loss on available-for-sale investments	(7,800)	–	(7,800)
Impairment loss on property, plant and equipment	–	(6,377)	(6,377)
Finance costs			(19,683)
Share of results of an associate	–	(382)	(382)
Profit before taxation			841,505
Income tax expense			(139,457)
Profit for the year			702,048

BALANCE SHEET

	LCD products HK'000	Electronic consumer products HK'000	Consolidated HK'000
ASSETS			
Segment assets	2,308,919	267,357	2,576,276
Interest in an associate	–	1,086	1,086
Deferred tax assets			415
Tax recoverable			1,967
Unallocated corporate assets			848,436
Consolidated total assets			3,428,180
LIABILITIES			
Segment liabilities	883,006	38,527	921,533
Tax liabilities			98,728
Deferred tax liabilities			38,150
Unallocated corporate liabilities			431,724
Consolidated total liabilities			1,490,135

OTHER INFORMATION

	LCD products HK'000	Electronic consumer products HK'000	Consolidated HK'000
Capital additions	435,444	60,320	495,764
Depreciation and amortisation	134,775	26,384	161,159
Loss on disposal/write-off of property, plant and equipment	–	4,197	4,197

2004

	LCD products HK'000	Electronic consumer products HK'000	Consolidated HK'000 (Restated)
REVENUE			
External sales	3,138,393	268,599	3,406,992
RESULT			
Segment result	618,989	2,625	621,614
Interest income			1,477
Unallocated corporate expenses			(1,075)
Finance costs			(14,201)
Share of results of an associate	–	113	113
Profit before taxation			607,928
Income tax expense			(81,427)
Profit for the year			526,501

BALANCE SHEET

	LCD products HK'000	Electronic consumer products HK'000	Consolidated HK'000
ASSETS			
Segment assets	1,722,240	197,876	1,920,116
Interest in an associate	–	1,285	1,285
Investment securities	7,800	–	7,800
Tax recoverable			1,465
Unallocated corporate assets			478,281
Consolidated total assets			2,408,947
LIABILITIES			
Segment liabilities	465,083	43,184	508,267
Tax liabilities			49,836
Deferred tax liabilities			19,370
Unallocated corporate liabilities			423,535
Consolidated total liabilities			1,001,008

OTHER INFORMATION

	LCD products HK'000	Electronic consumer products HK'000	Consolidated HK'000
Capital additions	144,930	42,518	187,448
Depreciation and amortization	105,635	16,732	122,367
Loss on disposal/write-off of property, plant and equipment	1,059	1,303	2,362
Write-off of development expenditure	–	781	781

Geographical segments

The Group's manufacturing operation is located in the PRC. The sales and marketing functions are located at all reportable segments as listed below.

The turnover of the Group, analysed by location of customers, is as follows:

	Turnover by geographical segments 2005 HK$'000	2004 HK$'000
PRC	3,433,919	2,265,565
South Korea	587,569	443,167
Japan	175,194	241,350
Hong Kong	147,980	135,207
Europe	119,132	113,778
Others	110,285	207,925
	4,574,079	3,406,992

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment (including deposits) and intangible assets	
	2005	**2004**	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
PRC	2,031,590	1,439,717	494,752	179,408
Hong Kong	1,349,532	945,114	915	7,792
Europe	20,086	13,179	15	222
Others	26,557	10,937	82	26
	3,427,765	2,408,947	495,764	187,448

8. FINANCE COSTS

	2005	**2004**
	HK$'000	*HK$'000*
Interest on:		
Bank borrowings wholly repayable within five years	19,466	13,812
Finance leases	217	389
	19,683	14,201

9. INCOME TAX EXPENSE

	2005	**2004**
	HK$'000	*HK$'000*
Current tax:		
Hong Kong	50,697	29,976
PRC	73,661	46,635
Other jurisdictions	254	657
	124,612	77,268
(Over)underprovision in prior years:		
Hong Kong	(4,850)	1,330
PRC	1,330	299
	(3,520)	1,629
Deferred tax *(note 28)*:		
Current year	18,365	2,530
	139,457	81,427

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit for the year.

Taxation arising in PRC and other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

Pursuant to the relevant laws and regulations in the PRC, one of the Company's PRC subsidiaries, 廣東省汕尾市信利半導體有限公司, *is entitled to exemption from PRC enterprise income tax for the first* two years commencing from its first profit-making year of operation and thereafter, this PRC subsidiary will be entitled to a 50% relief from PRC enterprise income tax of 24% for the following three years starting from 2003.

The tax charge for the year can be reconciled to the profit before taxation per the income statement as follows:

	2005	2004
	HK$'000	*HK$'000*
Profit before taxation	841,505	607,928
Tax at Hong Kong Profits Tax rate of 17.5%	147,263	106,393
Tax effect of share of results of an associate	67	5
Tax effect of expenses not deductible for tax purpose	4,099	3,153
Tax effect of income not taxable for tax purpose	(2,321)	(472)
(Over)underprovision in respect of prior year	(3,520)	1,629
Tax effect of tax losses not recognised	4,769	726
Tax effect of other deductible temporary differences not recognised	1,371	–
Tax effect of utilisation of tax losses previously not recognised	(1,195)	(225)
Effect of different tax rates of subsidiaries operating in other jurisdictions	41,577	24,480
Effect of tax concession granted to a PRC subsidiary	(72,206)	(40,816)
Effect of Hong Kong Profits Tax on concessionary rate *(note)*	–	(13,495)
Effect of cessation of concessionary rate of Hong Kong Profits Tax on opening deferred tax liability *(note)*	19,474	–
Others	79	79
Tax expense for the year	139,457	81,457

Note: In prior year, for Hong Kong Profits Tax purposes, one of the Company's subsidiaries has been claiming that 50% of its assessable profit attributable to its manufacturing operation in the PRC was offshore in nature and non-taxable. In current year, this subsidiary has changed its mode of operation so that its assessable profit is chargeable to Hong Kong Profits Tax at 17.5%.

10. PROFIT FOR THE YEAR

	2005 *HK$'000*	2004 *HK$'000*
Profit for the year has been arrived at after charging (crediting):		
Depreciation and amortisation on:		
Property, plant and equipment	148,904	110,708
Prepaid lease payments	2,456	1,713
Development expenditure included in cost of sales	9,455	9,455
Trademarks included in administrative expenses	344	373
Goodwill included in administrative expenses	–	118
	161,159	122,367
Staff costs, inclusive of directors' remuneration:		
Salaries and other benefits	187,576	148,643
Retirement benefits scheme contributions	8,515	6,108
	196,091	154,751
Auditors' remuneration		
Current year	1,693	1,278
Underprovision in prior year	50	270
Loss on disposal/write-off of property, plant and equipment	4,197	2,362
Net foreign exchange loss	22,634	9,265
Operating lease rental in respect of:		
Rented premises	3,301	2,695
Other equipment	538	587
Research costs (included in cost of sales)	13,655	10,811
Write-off of development expenditure	–	781
Share of tax of an associate (included in share of results of an associate)	–	30
Interest income	(14,536)	(1,477)
Rental income under operating lease, with negligible outgoings	(1,603)	(1,745)

Of the consolidated profit for the year of HK$702,048,000 (2004: HK$526,501,000), a profit of HK$224,937,000 (2004: HK$130,976,000) has been dealt with in the financial statements of the Company.

11. DIRECTORS' REMUNERATION

	Lam Wai Wah, Steven *(Chairman and Managing Director)* *HK$'000*	Wong Pong Chun, James *(Executive Director)* *HK$'000*	Cheung Tat Sang, James *(Marketing Director)* *HK$'000*	Li Jian Hua *(Production Managing Director)* *HK$'000*	Chung Kam Kwong *HK$'000*	Ip Cho Ting, Spencer *HK$'000*	Heung Kai Sing *HK$'000*	Total *HK$'000*
2005								
Directors' fees:								
Executive	-	-	-	-	-	-	-	-
Independent non-executive	-	-	-	-	88	30	30	148
Other emoluments paid to the executive directors:								
Salaries and other benefits	2,048	1,385	1,596	1,440	-	-	-	6,469
Performance related incentive payments	-	-	1,290	1,200	-	-	-	2,490
Contributions to retirement benefit scheme	24	24	24	12	-	-	-	84
	2,072	1,409	2,910	2,652	88	30	30	9,191
2004								
Directors' fees:								
Executive	-	-	-	-	-	-	-	-
Independent non-executive	-	-	-	-	60	20	20	100
Other emoluments paid to the executive directors:								
Salaries and other benefits	2,032	1,366	1,500	1,200	-	-	-	6,098
Performance related incentive payments	3,992	-	1,100	650	-	-	-	5,742
Contributions to retirement benefit scheme	24	24	24	12	-	-	-	84
	6,048	1,390	2,624	1,862	60	20	20	12,024

Note: The performance related incentive payments is determined as a percentage of the turnover and operating profit of the Group for the two years ended 31 December 2005.

12. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, three (2004: three) were directors of the Company whose emoluments are set out in note 11 above. The emoluments of the remaining two (2004: two) individuals were as follows:

	2005 *HK$'000*	**2004** *HK$'000*
Salaries and other benefits	2,406	1,792
Performance related incentive payments	3,030	1,147
Contributions to retirement benefit scheme	24	24
	5,460	2,963

Their emoluments were within the following bands:

	2005 Number of employees	2004 Number of employees
HK$1,000,001 to HK$1,500,000	–	1
HK$1,500,001 to HK$2,000,000	–	1
HK$2,000,001 to HK$2,500,000	1	–
HK$3,000,001 to HK$3,500,000	1	–

13. DIVIDENDS

	2005 *HK$'000*	2004 *HK$'000*
Interim dividend paid of 23 HK cents (2004: 17 HK cents) per share	105,378	76,762
Final dividend proposed of 25 HK cents (2004: 23 HK cents) per share	114,614	103,889
	219,992	180,651

The final dividend of 25 HK cents (2004: 23 HK cents) per share has been proposed by the directors and is subject to approval by the shareholders in the forthcoming annual general meeting.

14. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2005 *HK$'000*	2004 *HK$'000*
Earnings for the purposes of basic and diluted earnings per share	702,048	526,501

	2005 Number of shares	2004 Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	455,489,623	447,983,270
Effect of dilutive potential ordinary shares – share options	12,969,191	18,571,052
Weighted average number of ordinary shares for the purposes of diluted earnings per share	468,458,814	466,554,322

15. PROPERTY, PLANT AND EQUIPMENT

	Buildings	Furniture Fixtures and equipment	Plant and machinery	Motor vehicles	Properties under development	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
COST						
At 1 January 2004	278,063	110,446	914,562	11,018	15,633	1,329,722
Currency realignment	–	112	–	–	–	112
Transfer to other property, plant and equipment	15,155	–	–	–	(15,155)	–
Additions	–	21,191	152,060	8,207	5,737	187,195
Disposals/write-off	–	(511)	(12,416)	(925)	–	(13,852)
At 31 December 2004	293,218	131,238	1,054,206	18,300	6,215	1,503,177
Currency realignment	681	2,605	17,625	148	15	21,074
Transfer to other property, plant and equipment	37,092	–	308	–	(37,400)	–
Additions	303	20,582	379,142	883	33,857	434,767
Disposals/write-off	–	–	(14,644)	–	–	(14,644)
At 31 December 2005	331,294	154,425	1,436,637	19,331	2,687	1,944,374
DEPRECIATION, AMORTISATION AND IMPAIRMENT						
At 1 January 2004	55,308	68,705	467,620	8,490	–	600,123
Currency realignment	–	84	–	–	–	84
Provided for the year	7,027	10,662	89,780	3,239	–	110,708
Eliminated on disposals/ write-off	–	(276)	(10,298)	(816)	–	(11,390)
At 31 December 2004	62,335	79,175	547,102	10,913	–	699,525
Currency realignment	219	1,143	7,083	118	–	8,563
Provided for the year	8,266	12,356	125,753	2,529	–	148,904
Impairment loss recognised in the income statement	–	–	6,377	–	–	6,377
Eliminated on disposals/ write-off	–	–	(10,447)	–	–	(10,447)
At 31 December 2005	70,820	92,674	675,868	13,560	–	852,922
CARRYING VALUES						
At 31 December 2005	260,474	61,751	760,769	5,771	2,687	1,091,452
At 31 December 2004	230,883	52,063	507,104	7,387	6,215	803,652

The cost of buildings is depreciated over forty years or the terms of the respective leases, whichever is the shorter, using a straight-line method.

The above items of property, plant and equipment are depreciated on a reducing balance method at the following rates per annum:

Furniture, fixtures and equipment	15% to 50%
Plant and machinery	15% to 40%
Motor vehicles	25% to 45%

	2005	2004
	HK$'000	*HK$'000*
The carrying value of the Group's property interests shown above comprises:		
Leasehold properties in Hong Kong held under medium term leases	3,135	3,276
Leasehold properties in the PRC held under medium term leases	257,339	227,607
	260,474	230,883

During the year, the directors conducted a review of the Group's manufacturing assets and determined that a number of plant and machinery were impaired, due to physical damage and technical obsolescence. Accordingly, impairment losses of HK$6,377,000 have been recognised in respect of plant and machinery, which are used in the Group's electronic consumer products segment, as the directors considered that their fair value less costs to sell is immaterial.

At 31 December 2004, the net book value of plant and machinery included an amount of HK$14,700,000 in respect of assets held under finance leases.

16. PREPAID LEASE PAYMENTS

	2005	2004
	HK$'000	*HK$'000*
The Group's prepaid lease payments comprise:		
Leasehold land in Hong Kong held under medium-term lease	4,582	4,695
Leasehold land in the PRC held under medium-term lease	96,141	85,550
	100,723	90,245
Analysed for reporting purposes as:		
Non-current asset	98,267	88,532
Current asset	2,456	1,713
	100,723	90,245

17. INTANGIBLE ASSETS

	Development expenditure HK$'000	Trademarks HK$'000	Total HK$'000
COST			
At 1 January 2004	50,434	2,646	53,080
Additions	–	253	253
Write-off	(11,512)	–	(11,512)
At 31 December 2004	38,922	2,899	41,821
Additions	–	405	405
At 31 December 2005	38,922	3,304	42,226
AMORTISATION			
At 1 January 2004	11,835	2,093	13,928
Provided for the year	9,455	373	9,828
Eliminated on write-off	(10,731)	–	(10,731)
At 31 December 2004	10,559	2,466	13,025
Provided for the year	9,455	344	9,799
At 31 December 2005	20,014	2,810	22,824
CARRYING VALUES			
At 31 December 2005	18,908	494	19,402
At 31 December 2004	28,363	433	28,796

Development expenditure and trademarks are amortised on a straight-line basis over 4 years.

Included in carrying value of development expenditure is an amount of HK$15,600,000 (2004: HK$23,400,000) representing licence fee acquired from a third party in 2003 for the Group's OLED business. The remaining amount is internally generated. Trademarks were acquired from third parties.

18. GOODWILL

	HK$'000
COST	
At 1 January 2004 and 31 December 2004	590
Elimination of accumulated amortisation upon the application of HKFRS 3 *(note 2)*	(177)
At 31 December 2005	413
AMORTISATION	
At 1 January 2004	59
Charge for the year	118
At 31 December 2004	177
Elimination of accumulated amortisation upon the application of HKFRS 3 *(note 2)*	(177)
At 31 December 2005	–
CARRYING VALUE	
At 31 December 2005	413
At 31 December 2004	413

Until 31 December 2004, goodwill had been amortised over its estimated useful life of 5 years.

19. INTEREST IN AN ASSOCIATE

	2005 *HK$'000*	2004 *HK$'000*
Cost of investment in unlisted associate	500	500
Share of post-acquisition reserves	586	785
	1,086	1,285

Particulars of the associate of the Group at 31 December 2005 are as follows:

Name of associate	Form of business structure	Country of incorporation/ operation	Class of shares held	Percentage of issued share capital held by the Group	Principal activities
Fast Clean (Korea) Ltd.	Incorporated	South Korea	Ordinary	50%	Trading in electric consumer products

Summarised financial information in respect of the Group's associate is set out below:

	2005 *HK$'000*	2004 *HK$'000*
Total assets	3,829	3,799
Total liabilities	(1,658)	(1,229)
Net assets	2,171	2,570
Group's share of net assets of an associate	1,086	1,285

	Year ended 31.12.2005 *HK$'000*	Year ended 31.12.2004 *HK$'000*
Revenue	3,935	5,901
(Loss) profit for the year	(765)	225
Group's share of results of an associate	(382)	113

20. AVAILABLE-FOR-SALE INVESTMENTS

	2005 *HK$'000*	2004 *HK$'000*
Unlisted equity shares, at cost	7,800	–
Less: impairment	(7,800)	–
	–	–

The investments represent investment in unlisted equity shares issued by private entities in the United States of America. They are stated at cost less impairment because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

21. INVESTMENT SECURITIES

The investment in unlisted equity shares at 31 December 2004 which were stated at cost were reclassified as available-for-sale investments at 1 January 2005.

22. INVENTORIES

	2005	2004
	HK$'000	*HK$'000*
Raw materials	243,785	167,573
Work in progress	118,834	102,183
Finished goods	187,375	175,744
	549,994	445,500

During the year, there was a write-down of inventories of HK$3,599,000 (2004: HK$13,791,000) to their net realisable value.

23. TRADE AND OTHER RECEIVABLES

The Group has a policy of allowing an average credit terms ranging from 30 to 90 days to its trade customers.

The following is an aged analysis of accounts receivable at the balance sheet date:

	2005	2004
	HK$'000	*HK$'000*
Within 60 days	566,087	379,284
61 to 90 days	63,958	45,629
More than 90 days	24,611	40,022
	654,656	464,935

At 31 December 2005, accumulated impairment have been made for estimated irrecoverable amount of HK$9,675,000 (2004: HK$5,521,000).

The fair value of the Group's trade and other receivable at 31 December 2005, which are mainly denominated in either Hong Kong dollar, United States dollar and Renminbi, approximates to the corresponding carrying amount.

24. SHORT-TERM LOANS RECEIVABLE

	2005	2004
	HK$'000	*HK$'000*
Interest bearing loans	–	1,500

The interest bearing loans were unsecured, bore interest at 10% per annum and were fully repaid during the year.

25. TRADE AND OTHER PAYABLES

The following is an aged analysis of accounts payable at the balance sheet date:

	2005 *HK$'000*	2004 *HK$'000*
Within 60 days	685,095	342,951
61 to 90 days	38,014	21,656
More than 90 days	31,596	41,838
	754,705	406,445

The fair value of the Group's trade and other payables at 31 December 2005, which are mainly denominated in either Hong Kong dollar, United States dollar, Renminbi and Japanese Yen, approximates to the corresponding carrying amount.

26. OBLIGATIONS UNDER FINANCE LEASES

	Minimum lease payments		Present value of minimum lease payments	
	2005 *HK$'000*	2004 *HK$'000*	2005 *HK$'000*	2004 *HK$'000*
Amounts payable				
Within one year	–	5,496	–	5,326
In the second to fifth year inclusive	–	5,411	–	5,313
	–	10,907		
Less: Future finance charges	–	(268)		
Present value of lease obligations	–	10,639	–	10,639
Less: Amount due for settlement within one year shown under current liabilities			–	(5,326)
Amount due for settlement after one year			–	5,313

It is the Group's policy to lease certain of its plant and machinery under finance leases. The average lease term was 2 to 4 years. Interest rates were fixed at the contract date. All the leases were denominated in Hong Kong dollars. All leases were on a fixed repayment basis and no arrangements had been entered into for contingent rental payments.

The Group's obligations under finance leases were secured by the lessors' charge over the leased assets.

27. BANK BORROWINGS

	2005	2004
	HK$'000	*HK$'000*
Bank loans	430,089	408,835
Trust receipt loans	1,407	3,489
Bank overdrafts	–	376
	431,496	412,700
Secured	25,000	37,500
Unsecured	406,496	375,200
	431,496	412,700
Analysed as:		
Denominated in HK$	424,315	409,211
Denominated in US$	7,181	399
Denominated in Japanese Yen	–	3,090
	431,496	412,700
The maturity profile of the bank borrowings is as follows:		
On demand or within one year	181,937	194,671
More than one year, but not exceeding two years	167,899	144,039
More than two years, but not exceeding five years	81,660	73,990
	431,496	412,700
Less: Amount due within one year shown under current liabilities	(181,937)	(194,671)
Amount due after one year	249,559	218,029

All the Group's borrowings are variable-rate borrowings which carry interest at HIBOR or LIBOR plus certain basis points. Interest is repricing every three months and the range of interest rates is at 1.73% to 7.61% (2004: 1.67% to 3.67%).

During the year, the Group obtained new loans in the amount of HK$255,398,000. The loans bear interest at market rates and will be repayable in one to four years. The proceeds were used to finance the acquisition of property, plant and equipment.

At the balance sheet date, the Group has unutilized banking facilities amounting to HK$828,326,000 (2004: HK$1,397,736,000).

The fair value of the Group's borrowings approximates to the corresponding carrying amount.

28. DEFERRED TAX

The following are the major deferred tax liabilities (assets) recognised and movements thereon during the current and prior reporting periods:

	Accelerated tax depreciation *HK$'000*	Intangible assets *HK$'000*	Tax losses *HK$'000*	Others *HK$'000*	Total *HK$'000*
At 1 January 2004	16,312	806	(52)	(226)	16,840
Charge (credit) to income for the year	3,256	(301)	44	(469)	2,530
At 1 January 2005	19,568	505	(8)	(695)	19,370
Effect on cessation of concessionary rate of Hong Kong Profits Tax on opening deferred tax liability charge to income	19,040	434	–	–	19,474
(Credit) charge to income for the year	(458)	(939)	8	280	(1,109)
At 31 December 2005	38,150	–	–	(415)	37,735

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	2005 *HK$'000*	2004 *HK$'000*
Deferred tax liabilities	38,150	19,370
Deferred tax assets	(415)	-
	37,735	19,370

At the balance sheet date, the Group has unused tax losses of HK$46,093,000 (2004: HK$25,855,000) available for offset against future profits. A deferred tax asset has been recognised in respect of nil (2004: HK$46,000) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$46,093,000 (2004: HK$25,809,000) due to the unpredictability of future profit streams. Included in unrecognised tax losses are losses of HK$10,536,000 (2004: HK$3,785,000) that will expire from 2007 to 2010, other losses may be carried forward indefinitely.

At the balance sheet date, the Group had other deductible temporary differences of HK$7,835,000 (2004: nil) available for offset against future profit. A deferred tax asset has not been recognised due to the unpredictability of future profit streams.

29. SHARE CAPITAL OF THE COMPANY

	Number of shares		Share capital	
	2005	**2004**	**2005**	**2004**
			HK$'000	*HK$'000*
Ordinary shares of HK$0.1 each				
Authorised:				
At 1 January	650,000,000	500,000,000	65,000	50,000
Increase on 12 May 2004	–	150,000,000	–	15,000
At 31 December	650,000,000	650,000,000	65,000	65,000
Issued and fully paid:				
At 1 January	451,689,527	444,259,527	45,168	44,425
Exercise of share options	6,475,000	7,430,000	648	743
At 31 December	458,164,527	451,689,527	45,816	45,168

Pursuant to an ordinary resolution passed at the annual general meeting of the Company held on 12 May 2004, the authorised share capital of the Company was increased from HK$50,000,000 to HK$65,000,000 by the creation of additional 150,000,000 shares of HK$0.1 each.

Details of the exercise of share options are set out in note 34.

30. CONTINGENT LIABILITIES

	2005	**2004**
	HK$'000	*HK$'000*
Export bills discounted with recourse	–	27,043

31. PLEDGE OF ASSETS

At the balance sheet date, the Group had pledged certain of its machinery with an aggregate carrying value of HK$47,056,000 (2004: HK$55,360,000) to secure bank borrowings granted to the Group.

32. OPERATING LEASE COMMITMENTS

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2005	**2004**
	HK$'000	*HK$'000*
Within one year	4,435	1,971
In the second to fifth year inclusive	274	2,253
	4,709	4,224

Operating lease payments represent rentals payable by the Group for certain of its office premises and other equipment. Leases are negotiated for an average term of two years with fixed rentals.

33. CAPITAL COMMITMENTS

	2005	2004
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of plant and equipment	51,415	170,423
Capital expenditure authorised but not contracted for in respect of acquisition of plant and equipment	2,000,000	550,000

34. SHARE OPTION SCHEMES

Pursuant to resolutions passed at an extraordinary general meeting of the Company on 22 December 2003, the Company has terminated a share option scheme which was adopted on 22 May 2001 (the "Old Scheme") and adopted a new share option scheme (the "New Scheme").

(i) *Old Scheme*

The purpose of the Old Scheme is to motivate employees of the Group and to allow them to participate in the growth of the Company. The maximum number of shares in respect of which options may be granted under the Old Scheme is not permitted to exceed 10% of the share capital of the Company in issue from time to time. The maximum number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the aggregate number of shares for the time being issued and issuable under the Old Scheme. Any participants who accepts an offer of the grant of an option in accordance with the terms of the Old Scheme shall pay to the Company HK$1.00 by way of consideration for the grant thereof within a period of 30 days from the date on which an option is offered to the participant.

At 31 December 2005, the number of shares in respect of which options had been granted previously and remained outstanding under the Old Scheme was 14,095,000 (2004: 20,570,000), representing 3.1% (2004: 4.6%) of the shares of the Company in issue at that date. The options are exercisable at any time until 22 May 2011.

The following tables disclose details of the Company's share options held by the employees (including directors) and movements in such holdings during the year:

			Number of options				
Date of grant	Exercisable period	Exercise price *HK$*	Outstanding at 1.1.2004	Exercised during the year	Outstanding at 31.12.2004	Exercised during the year	Outstanding at 31.12.2005
Directors:							
16 July 2001	17.7.2001 to 21.5.2011	2.196	21,100,000	(6,730,000)	14,370,000	(2,980,000)	11,390,000
Employees:							
16 July 2001	17.7.2001 to 21.5.2011	2.196	6,900,000	(700,000)	6,200,000	(3,495,000)	2,705,000
			28,000,000	(7,430,000)	20,570,000	(6,475,000)	14,095,000

The average fair value of the Company's share before the date of issue for the exercise of share options during the year is HK$10.38.

(ii) New Scheme

The Company's New Scheme was adopted for the primary purpose of providing incentives to eligible persons or rewarding for their contribution or potential contribution to the Group and will expire on 21 December 2013. Under the New Scheme, the Board of Directors of the Company may grant options to eligible persons, including (i) any director or proposed director, full-time employee or proposed employee of any member of the Group or controlling shareholder or any company controlled by a controlling shareholder; (ii) any holder of any securities issued by any member of the Group or any controlling shareholder or any company controlled by a controlling shareholder; and (iii) any business or joint venture partner, contractor, agent or representative of any supplier of goods or services to or any customer or distributor of goods or services of any member of the Group or any controlling shareholder or a company controlled by a controlling shareholder.

The total number of shares in respect of which options may be granted under the New Scheme and the Old Scheme is not permitted to exceed 10% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. Options granted to substantial shareholders or independent non-executive directors in excess of 0.1% of the Company's share capital and with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

Options granted must be accepted within 21 days from the date of option offer, upon payment of HK$1.00 per option. Options may be exercised at any time from the date of grant of the share option to the 10th anniversary of the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant, and the average closing price of the shares for the five business days immediately preceding the date of grant.

At 31 December 2005, the number of shares in respect of which options had been granted previously and remained outstanding under the New Scheme was 44,000,000 (2004: 44,000,000), representing 9.6% (2004: 9.7%) of the shares of the Company in issue at that date. The options are exercisable at any time until 21 December 2013.

The following table discloses details of the Company's share options held by the employees (including directors):

Date of grant	**Exercisable period**	**Exercise Price** *HK$*	**Number of options outstanding at 26.2.2004, 31.12.2004 and 31.12.2005**
Directors:			
26 February 2004	27.2.2004 to 21.12.2013	11.6	17,600,000
Employees:			
26 February 2004	27.2.2004 to 21.12.2013	11.6	26,400,000
			44,000,000

By the transitional provisions of HKFRS 2, the financial impact of the share options granted above is not recorded in the Group's balance sheet until such time as the options are exercised. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

35. RETIREMENT BENEFITS SCHEMES

All the staff in Hong Kong of the Group are required to join the Mandatory Provident Fund Scheme. The Group is required to contribute 5%, while the employees are required to contribute 5% of their salaries to the scheme to the extent of HK$1,000 for each employee.

According to the relevant laws and regulations in the PRC, the PRC subsidiaries are required to contribute a certain percentage of the salaries of their employees to the state-managed retirement benefit scheme. The only obligation of the Group with respect to the retirement benefit scheme is to make the required contributions under the scheme.

36. GOVERNMENT GRANTS

During the year, the Group received an unconditional government subsidy of HK$1,887,000 (2004: HK$14,953,000) towards the scientific research development. The amount has been treated as deferred income. The amount is transferred to income over the useful lives of the relevant assets and relevant expenditure incurred. This policy has resulted in a credit to income in the current year of HK$1,856,000 (2004: HK$1,162,000). As at 31 December 2005, an amount of HK$14,087,000 (2004: HK$13,791,000) remained to be amortised and included in other payables.

37. RELATED PARTY TRANSACTIONS

The remuneration of directors and other members of key management during the year were as follows:

	2005	2004
	HK$'000	*HK$'000*
Short-term benefits	11,575	14,284
Post-employment benefits	132	132
	11,707	14,416

The remuneration of directors and key executives are determined by the remuneration committee having regard to the performance of individuals and market trends.

38. PARTICULARS OF PRINCIPAL SUBSIDIARIES OF THE COMPANY

At 31 December 2005:

Name of subsidiary	Place of incorporation or registration/ operation	Nominal value of issued and fully paid ordinary share capital/ registered capital	Proportionate equity interest of the Group Directly	Indirectly	Principal activities
Fast Clean Limited	Hong Kong	HK$100	–	100%	Trading in electric toothbrush
Fast Clean (U.S.A.) Inc	United States of America	US$5,000	–	100%	Trading of health products
Truly Electronics Manufacturing Limited	Hong Kong	HK$1,000,010	100%	–	Trading in electronic calculators
Lite Tech Limited	Hong Kong	HK$100,000	–	100%	Trading in back light
Truly Electrical Products Company Limited	Hong Kong	HK$200	–	100%	Trading in motor
Truly Industrial Limited	Hong Kong	HK$872,894	–	100%	Trading in electronic components
Truly Semiconductors (Europe) GmbH	Germany	DM50,000	–	100%	Trading in LCD products
Truly Semiconductors Limited	Hong Kong	HK$1,000	–	100%	Trading in LCD products
Truly (USA) Inc.	United States of America	US$20,000	100%	–	Marketing of electronic calculators
信利電子有限公司*	PRC	US$35,361,100	–	100%	Manufacture of electronic calculators
信利半導體有限公司*	PRC	US$139,620,900	–	100%	Manufacture of LCD products
潔齒亮(汕尾)有限公司*	PRC	US$1,000,000	–	100%	Manufacture of electric toothbrush
信利電機(汕尾)有限公司*	PRC	US$1,000,000	–	100%	Manufacture of motor
光科技術(汕尾)有限公司*	PRC	US$2,200,000	–	100%	Manufacture of back light

* *wholly foreign owned enterprise*

The above table lists the subsidiaries of the Group which, in the opinion of directors, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

None of the subsidiaries had any debt securities outstanding at 31 December 2005 or at any time during the year.

III. INDEBTEDNESS

As at the close of business on 31 March 2006, the Group had outstanding bank borrowings of approximately HK$551,600,000, comprising secured bank loans of approximately HK$21,900,000 secured by the Group's machinery with a carrying value of approximately HK$45,291,000. The remaining outstanding bank borrowings of HK$529,700,000 were unsecured and comprised bank loans of HK$466,600,000, trust receipt loans of HK$33,600,000 and discounted bills of HK$29,500,000.

Save as disclosed in this circular and apart from intra-group liabilities, the Group did not, as at the close of business on 31 March 2006, have any outstanding loan capital issued and outstanding or agreed to be issued, bank overdrafts and liabilities under acceptances or other similar indebtedness, debentures, mortgages, charges or loans or acceptance credits or hire purchase or finance lease commitments, guarantees or other material contingent liabilities.

IV. WORKING CAPITAL

The Directors are of the opinion that after taking into account the credit facilities and internal resources available to the Group, the Group has sufficient working capital for its present requirements.

The Directors are not aware of any matter or fact which will render the Group not having sufficient working capital for its requirements after completion of the Transactions.

V. FINANCIAL AND TRADING PROSPECTS

The Group's LCD sales for the year 2005 (excluding sales within the Group) were about HK$4.4 billion which comprised 96% of the Group's turnover. In 2005, 76% and 13% of the LCD outputs in dollar term were shipped to China and South Korea respectively. With GDP heavily relying on exports, the Group's sales to China and South Korea will be the Group's stepping stone for its products to be recognized in the international markets as China and South Korea export a large amount of products which contain LCD manufactured by the Group.

With the Group's traditionally tight overheads budget, effective cost control, investment in automated production plants and continuous improvement in productivity such as outputs and yields, the Directors believe that the profit margins will continue to improve in 2006.

The Group will continue to utilize vertical integration in production to enhance its production capacity and efficiency. Mass production of some critical components in the Group's own factories will significantly reduce the purchase cost of making the final LCD products. With increased production capacity, the Group is ready to meet new business opportunity.

The Group's business expansion over the past few years was based on solid grounds of making the right investments in production facilities, selecting the right products to develop and sell and targeting the right market to penetrate. The Group will continue to fine-tune the execution of these policies to keep the Group growing in the right direction. As a matter of self-monitoring, more and more internal controls will be and are being deployed to regulate this growing process. After the successful launch of the second version of the material requisition and production planning system ("MRPII system") in around May 2004 which resulted in rapid decline in inventory turnover period from over 100 days to around 50 days, a new ERP system is now being tested which will further enhance the production efficiency of the Group.

As an industrialist with emphasis on production and research and development, the Group has also put much effort in its marketing force. In order to strengthen the Group's direct business relationships with multinational customers, the Group had during the year re-organized its various overseas marketing offices including the Europe, USA and Japan subsidiaries.

2006 and the following couple of years will witness the Group's another dramatic change in technological breakthrough. Through years of product development and feasibility study, the Group is now in the process of finalizing the investments of a mass production plant in TFT panel.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests and short positions of each Director or chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange, were as follows:

Interests in shares and underlying shares

(a) Ordinary shares of HK$0.10 each of the Company

Name of director	Capacity	Number of issued ordinary shares held	Percentage of the issued share capital of the Company
Lam Wai Wah, Steven	Beneficial owner	199,548,000	43.52%
	Held by spouse *(Note 1)*	12,100,000	2.64%
		211,648,000	46.16%
Wong Pong Chun, James	Beneficial owner	534,000	0.12%
	Held by spouse *(Note 2)*	100,000	0.02%
		634,000	0.14%
Cheung Tat Sang, James	Beneficial owner	800,000	0.17%
Li Jian Hua	Beneficial owner	1,173,000	0.26%
		214,255,000	46.73%

(b) Share options

Name of director	Capacity	Number of options held	Number of underlying shares
Lam Wai Wah, Steven	Beneficial owner	6,900,000	6,900,000
Wong Pong Chun, James	Beneficial owner	5,000,000	5,000,000
Cheung Tat Sang, James	Beneficial owner	8,100,000	8,100,000
Li Jian Hua	Beneficial owner	4,400,000	4,400,000
	Held by spouse *(Note 3)*	4,400,000	4,400,000
		8,800,000	8,800,000
		28,800,000	28,800,000

Notes:

1. Lam Wai Wah, Steven is deemed to be interested in 12,100,000 Shares, being the interests held beneficially by his spouse, Chung King Yee, Cecilia.

2. Wong Pong Chun, James is deemed to be interested in 100,000 Shares, being the interests held beneficially by his spouse, Lai Ching Mui, Stella.

3. Li Jian Hua is deemed to be interested in 4,400,000 share options of the Company, being the interests held beneficially by his spouse, Guo Yu Yan.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interests and short positions which he was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listing Companies in the Listing Rules, to be notified to the Company and the Stock Exchange.

PERSONS WHO HAVE AN INTEREST OR SHORT POSITION WHICH IS DISCLOSEABLE UNDER DIVISION 2 AND 3 OF PART XV OF THE SFO AND SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as is known to any Director or chief executive of the Company, the following persons (not being a Director or chief executive of the Company) had, or were deemed or taken to have interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any option in respect of such capital:

Name of shareholder	Capacity	Number of issued ordinary shares held	Percentage of the issued share capital of the Company
Chan Kin Sun *(Note 1)*	Beneficial owner	28,900,000	6.30%
	Held by spouse	9,856,000	2.15%
		38,756,000	8.45%
Chan Lai Lan	Beneficial owner	25,896,000	5.65%
		64,652,000	14.10%

Note:

1. Chan Kin Sun and his spouse, Cheng Kwan Ying, Jennifer, are deemed to be interested in 38,756,000 ordinary shares of the Company.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors knows of any person (not being a Director or chief executive of the Company) who had an interest or short position in shares or underlying shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or held any option in respect of such capital.

MATERIAL CONTRACTS

Save as disclosed below, there are no material contracts (other than contracts entered into in the ordinary course of business) which had been entered into by the Group in the two years immediately preceding the Latest Practicable Date and are or may be material.

(a) A Series B Preferred Stock Purchase Agreement dated 14 July, 2004 entered into between Next Sierra, Inc. and Truly Semiconductors for the acquisition by Truly Semiconductors of 333,333 Shares of Series B Preferred Stock in Next Sierra, Inc. at the consideration of US$1,000,000;

(b) two purchase orders dated 15 October, 2004 at the aggregate consideration of HK$156,160,000 placed by Truly Semiconductors with two suppliers for the purchase of (1) colour STN LCD production equipment including photo processing equipment, Top/P.I. processing equipment, rubbing processing equipment and assembly processing equipment; and (2) deposition machine (being the subject of an announcement and a circular issued by the Company on 20 October, 2004 and 8 November, 2004 respectively); and

(c) the Letter of Intent.

LITIGATION

As at the Latest Practicable Date, neither the Company nor any other members of the Group was engaged in any litigation or arbitration of material importance and, as far as the Directors are aware, no litigation or claim of material importance is pending or threatened against the Company or any other members of the Group.

SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the Company within one year without payment of compensation other than statutory compensation).

COMPETING INTEREST

As at the Latest Practicable Date, none of the Directors or their respective associates has any interest in other business which competes or is likely to compete with the business of the Group.

No Director is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant to the business of the Group taken as a whole.

Since 31 December, 2005, the date to which the latest published audited consolidated accounts of the Group have been made up, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or which are proposed to be acquired disposed of by or leased to any member of the Group.

MATERIAL CHANGES

Save as disclosed in this circular, the Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31 December 2005, the date to which the last published audited accounts of the Group were made up.

GENERAL

(a) The registered office of the Company is at P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies.

(b) The head office and principal place of business of the Company in Hong Kong is at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong.

(c) The company secretary and the qualified accountant of the Company is Mr. Ng Sui Wa, Thomas. He is a fellow of the Association of Chartered Certified Accountants.

(d) The branch share registrar of the Company in Hong Kong is Secretaries Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(e) The English text of this circular shall prevail over the Chinese text in the case of inconsistency.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the office of the Company at 2/F., Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, N. T., Hong Kong during normal business hours on any weekday (public holidays excepted) up to and including 19 May 2006:

(i) the memorandum and articles of association of the Company;

(ii) the material contracts referred to in the paragraph headed "Material Contracts" in of this circular;

(iii) the letter from the Board, the text of which is set out on pages 3 to 7 of this circular;

(iv) the letter from the Company's auditors in relation to the sufficiency of working capital; and

(v) the annual reports of the Company for the year ended 31 December 2004 and 31 December 2005.

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Truly International Holdings Limited (the "Company") will be held at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong on Friday, 19 May 2006 at 10:30 a.m. for the purpose of considering and, if thought fit, passing, with our without modifications, the following resolution which will be proposed as an ordinary resolution:

ORDINARY RESOLUTION

"THAT:–

(A) the proposal for Truly Semiconductors Limited ("Truly Semiconductors") to enter into a Basic Sale and Purchase Agreement with Nakan Corporation ("Nakan") whereby Nakan would design and construct for Truly Semiconductors a new core TFT-LCD production line together with ancillary facilities and infrastructure (the "New Production Line") as the same is described in the circular of the Company dated 3 May 2006 (the "Circular") be and is hereby approved, and any one director of the Company be and is hereby authorized to take such actions and execute such documents (to be countersigned by the secretary of the Company or by another director of the Company if it is required to affix the common seal of the Company thereto) as he may consider necessary or desirable to carry out and complete the transactions contemplated thereunder; and

(B) the proposed purchase and installation of ancillary facilities and infrastructure which will include (1) infrastructure; (2) clean room system; (3) electricity facilities; (4) water purification facilities; (5) gas facilities; (6) environmental protection facilities; and (7) technical support and miscellaneous by Truly Semiconductors as described in the Circular and the transactions contemplated thereunder be and are hereby approved, and any one director of the Company be and is hereby authorized to take such actions and execute such documents (to be countersigned by the secretary of the Company or by another director of the Company if it is required to affix the common seal of the Company thereto) as he may consider necessary or desirable to carry out and complete the transactions contemplated thereunder."

By Order of the Board
Ng Sui Wa, Thomas
Company Secretary

Hong Kong, 3 May 2006

Notes:

(1) A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

(2) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power of attorney or other authority, must be lodged at the Company's principal office in Hong Kong at 2nd Floor, Chung Shun Knitting Centre, 1-3 Wing Yip Street, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

(3) A form of proxy for use at the Meeting is being dispatched to the shareholders of the Company together with a copy of this notice.

附註：

(1) 凡有權出席上述大會並於會上投票之股東均可委派一名或以上之代表代其出席會議，並代其投票。受委代表毋須為本公司股東。

(2) 已簽署之代表委任表格及授權書或其他授權文件（如有）或經公證人證明之授權書或授權文件副本，最遲須於大會（或其任何續會）指定舉行時間四十八小時前送達本公司在香港之主要辦事處（地址為香港新界葵涌永業街1至3號忠信針織中心2樓），方為有效。

(3) 大會使用之代表委任表格將連同本通告一併寄交本公司股東。

TRULY®
信利國際有限公司

（於開曼群島註冊成立之有限公司）

（股份代號：0732）

茲通告信利國際有限公司（「本公司」）謹定於二零零六年五月十九日（星期五）上午十時三十分假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行股東特別大會，以考慮並酌情通過下列決議案為普通決議案（不論有否修訂）：

普通決議案

「動議：

(A) 批准信利半導體有限公司（「信利半導體」）與Nakan Corporation（「Nakan」）訂立基本買賣協議，據此，Nakan將按本公司二零零六年五月三日之通函（「通函」）所述信利半導體設計並建設新核心TFT-LCD生產線及其配套設施與基建項目（「新生產線」）；並授權本公司任何一位董事有權就彼認為對展開及完成據此擬進行之交易屬必須或適宜而採取該等行動及簽署該等文件（並將由本公司秘書或本公司另一位董事加簽（如有需要加蓋本公司之公司印鑑）；及

(B) 批准通函所述信利半導體擬購買及安裝之配套設施及基建項目（包括：(1)基建項目；(2)無塵工作間系統；(3)電力設施；(4)淨水設施；(5)氣體設施；(6)環保設施；及(7)技術支援及其他項目）及據此擬進行之交易；並授權本公司任何一位董事有權就彼認為對展開及完成據此擬進行之交易屬必須或適宜而採取該等行動及簽署該等文件（並將由本公司秘書或本公司另一位董事加簽（如有需要加蓋本公司之公司印鑑）。」

承董事會命
公司秘書
吳瑞華

香港，二零零六年五月三日

一般資料

(a) 本公司之註冊辦事處位於P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies.

(b) 本公司之總辦事處及於香港之主要經營地點位於香港新界葵涌永業街1至3號忠信針織中心2樓。

(c) 本公司之公司秘書及合資格會計師為吳瑞華先生。彼為英國特許公認會計師公會資深會員。

(d) 本公司於香港之股份過戶登記分處為秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(e) 本通函中英文本如有歧義，概以英文本為準。

備查文件

下列文件副本由即日起至二零零六年五月十九日（包括該日）止期間內的任何週日（公眾假期除外）之一般辦公時間內在本公司之辦事處，地址為香港新界葵涌永業街1至3號忠信針織中心2樓，可供查閱：

(i) 本公司組織章程大綱與公司細則；

(ii) 本附錄於「重大合約」一段所述之重大合約；

(iii) 董事會函件，全文載於本通函第3至7頁；

(iv) 本公司核數師就營運資金之充裕而出具之函件；及

(v) 本公司截至二零零四年十二月三十一日及二零零五年十二月三十一日止年度之年報。

(b) 信利半導體於二零零四年十月十五日向兩名供應商發出總代價為156,160,000港元之購買訂單，藉以購買(1)彩色超扭曲向列型液晶體顯示器生產儀器，包括光學處理儀器，定向處理儀器，摩擦處理儀器，和裝配處理儀器；和(2)蒸鍍機器（此為本公司於二零零四年十月二十日發表之公佈及二零零四年十一月八日刊發之通函）；及

(c) 意向書。

訴訟

於最後實際可行日期，本公司或本集團任何其他成員公司概無涉及任何重大訴訟或仲裁，而據董事所知悉，本公司或本集團任何其他成員公司並無任何尚未了結或面臨威脅之重大訴訟或索償。

服務合約

於最後實際可行日期，各董事與本公司或本集團任何成員公司之間並無現有或建議訂立之服務合約，但不包括於一年內到期或本公司可於一年內終止而毋須作出補償（法定補償除外）之合約。

於競爭業務之權益

於最後實際可行日期，各董事或彼等各自之聯繫人概無於與本集團業務構成或可能構成競爭之其他業務中擁有任何權益。

概無董事於在最後實際可行日期仍然有效且對本集團之業務整體而言屬重要之任何合約或安排中擁有任何重大利益。

自二零零五年十二月三十一日（本集團最近期刊發之經審核綜合賬目之結算日）以來，概無董事現時或曾經於本集團任何成員公司所收購、出售或租賃或建議收購、出售或租賃之任何資產中擁有任何直接或間接利益。

重大變動

除本通函披露者外，董事概不知悉本集團之財政或營業狀況自二零零五年十二月三十一日（本集團最近期刊發之經審核賬目之結算日）以來有任何重大不利變動。

擁有根據《證券及期貨條例》第XV部第2及3分部須予披露之權益或淡倉之人士及主要股東

於最後實際可行日期，就董事或本公司行政總裁所知悉，以下人士（並非董事或本公司行政總裁）於本公司股份或相關股份中擁有或被視為或當作擁有根據《證券及期貨條例》第XV部第2及3分部須向本公司及聯交所披露之權益或淡倉，或直接或間接擁有附有權利可在任何情況下於本集團任何其他成員公司之股東大會上投票之任何類別股本面值10%或以上之權益，或持有該等股本之任何購股權：

股東姓名	身分	所持之已發行普通股數目	佔本公司之已發行股本百分比
陳建新（附註1）	實益擁有人	28,900,000	6.30%
	由配偶持有	9,856,000	2.15%
		38,756,000	8.45%
陳麗蘭	實益擁有人	25,896,000	5.65%
		64,652,000	14.10%

附註：

1. 陳建新及其配偶鄭群英被視為擁有本公司38,756,000股普通股權益。

除上文所披露者外，於最後實際可行日期，各董事概不知悉任何人士（並非董事或本公司行政總裁）於股份或相關股份中擁有根據《證券及期貨條例》第XV部第2及3分部須向本公司披露之權益或淡倉，或直接或間接擁有附有權利可在任何情況下於本集團任何其他成員公司之股東大會上投票之任何類別股本面值10%或以上之權益，或持有該等股本之任何購股權。

重大合約

除下文披露者外，本集團於最後實際可行日期前兩年內並無訂立屬於或可能屬於重大之合約（並非於日常業務過程訂立之合約）：

(a) Next Sierra,Inc.與信利半導體於二零零四年七月十四日訂立之B類優先股購買協議，內容有關信利半導體以1,000,000美元之代價購入333,333股Next Sierra,Inc.B類優先股；

(b) 購股權

董事姓名	身分	所持之購股權數目	相關股份數目
林偉華	實益擁有人	6,900,000	6,900,000
黃邦俊	實益擁有人	5,000,000	5,000,000
張達生	實益擁有人	8,100,000	8,100,000
李建華	實益擁有人	4,400,000	4,400,000
	由配偶持有（附註3）	4,400,000	4,400,000
		8,800,000	8,800,000
		28,800,000	28,800,000

附註：

1. 林偉華被視為擁有12,100,000股由其配偶鍾琼綺實益擁有之股份權益。

2. 黃邦俊被視為擁有100,000股由其配偶黎清梅實益擁有之股份權益。

3. 李建華被視為擁有4,400,000份由其配偶郭玉燕實益擁有之本公司購股權權益。

除上文所披露者外，於最後實際可行日期，各董事或本公司行政總裁概無於本公司或其任何相聯法團（定義見《證券及期貨條例》）之股份、相關股份及債券中擁有根據《證券及期貨條例》第XV部第7及8分部須知會本公司及聯交所（包括其被視為或當作擁有根據《證券及期貨條例》有關條文之任何權益及淡倉），或根據《證券及期貨條例》第352條該條例所述之登記冊所載，或根據上市規則所載之《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所之任何權益或淡倉。

責任聲明

本通函載有遵守上市規則而提供有關本集團資料之詳情。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，並無遺漏任何其他事實，致使本通函所載任何聲明產生誤導。

權益披露

於最後實際可行日期，各董事或本公司行政總裁於本公司或其任何相聯法團（定義見《證券及期貨條例》第XV部）之股份、相關股份及債券中擁有根據《證券及期貨條例》第XV部第7及8分部須知會本公司及聯交所（包括其被視為或當作擁有根據《證券及期貨條例》有關條文之權益及淡倉），或根據《證券及期貨條例》第352條該條例所述之登記冊所載，或根據《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所之權益及淡倉如下：

股份及相關股份之權益

(a)　本公司每股面值0.10港元之普通股

董事姓名	身分	所持之已發行普通股數目	佔本公司之已發行股本百分比
林偉華	實益擁有人	199,548,000	43.52%
	由配偶持有（附註1）	12,100,000	2.64%
		211,648,000	46.16%
黃邦俊	實益擁有人	534,000	0.12%
	由配偶持有（附註2）	100,000	0.02%
		634,000	0.14%
張達生	實益擁有人	800,000	0.17%
李建華	實益擁有人	1,173,000	0.26%
		214,255,000	46.73%

本集團之業務在過往數年不斷擴充，乃建基於在生產設施方面進行適當投資、挑選合適之產品作開發及銷售以及眼光獨到地進軍適當之目標市場。本集團將繼續調整執行此等政策，使本集團可循著適當方向發展。至於自我監察方面，本集團會實行更廣泛之內部監控，務求監察增長過程。於二零零四年五月，本集團成功推出第二代物料採購及生產規劃之系統（「MRPII系統」），使存貨周轉期迅速由超過100天縮短至約50天。於推出有關系統後，本集團現正測試另一項新企業資源規劃系統，可進一步提升本集團之生產效率。

作為著重生產及研究及開發之工業家，本集團亦十分著重市場推廣。為鞏固本集團與跨國客戶之間之直接業務關係，本集團於年內重組多家海外市場推廣辦事處，包括歐洲、美國及日本之附屬公司。

二零零六年及往後數年將見證本集團在技術突破方面之另一重大轉變。透過多年之產品開發及可行性研究工作，本集團現正踏入決定投資於TFT面板大規模生產廠房之最後階段。

III. 債務

於二零零六年三月三十一日營業時間結束時，本集團有未償還銀行借貸約551,600,000港元，包括以本集團賬面值約45,291,000港元之機械作抵押的有抵押銀行貸款約21,900,000港元。其餘未償還銀行借貸529,700,000港元為無抵押，包括銀行貸款466,600,000港元、信託收據貸款33,600,000港元及貼現票據29,500,000港元。

除本通函另有披露者以及集團內公司間的負債外，本集團於二零零六年三月三十一日營業時間結束時，概無任何已發行但未償還或已同意將予發行的貸款資本、未償還銀行透支及承兑負債或其他類似債項、債權證、按揭、押記或貸款或承兑信貸或租購承擔或融資租賃承擔、擔保或其他重大或然負債。

IV. 營運資金

董事認為經計及本集團可動用之信貸融通額及內部資源後，本集團具備充裕營運資金，足以應付目前所需。

董事並不知悉有任何事宜或事實可導致本集團於交易完成後具備之營運資金不足以應付所需。

V. 財務及營業前景

本集團二零零五年之 LCD 銷售額（不包括集團內銷售）約44億港元，佔本集團營業額96%。於二零零五年，以貨幣計算，運往中國及南韓之LCD產出分別佔76%及13%。由於生產總值倚重出口支持，故本集團向中國及南韓進行之銷售將成為本集團產品在全球市場爭取知名度之踏腳石，因中國及南韓大量出口包含本集團所製造LCD之產品。

憑著本集團一貫以來嚴謹之開支預算、行之有效之成本控制、自動化生產廠房投資及生產能力（如產出及良品率）持續改善，董事相信盈利率將於二零零六年繼續改善。

本集團將繼續利用生產之縱向整合來提升產能和效率。在本集團自設工廠內大規模生產部份關鍵元件將大大節省生產最終LCD產品之購貨成本。隨著產能提升，本集團已準備就緒迎接新湧現之商機。

38. 本公司主要附屬公司資料

於二零零五年十二月三十一日：

附屬公司名稱	註冊成立或登記／營業地點	已發行及繳足普通股股本面值／註冊資本	本集團按比例所持有股權		主要業務
			直接	間接	
潔齒亮有限公司	香港	100港元	–	100%	電動牙刷貿易
Fast Clean (U.S.A.) Inc.	美國	5,000美元	–	100%	健康產品貿易
信利電子有限公司	香港	1,000,010港元	100%	–	電子計算機貿易
光技術有限公司	香港	100,000港元	–	100%	背光板貿易
信利電器有限公司	香港	200港元	–	100%	摩打貿易
信利工業有限公司	香港	872,894港元	–	100%	電子元件貿易
Truly Semiconductors (Europe) GmbH	德國	50,000馬克	–	100%	液晶體顯示器產品貿易
信利半導體有限公司	香港	1,000港元	–	100%	液晶體顯示器產品貿易
Truly (USA) Inc.	美國	20,000美元	100%	–	推銷電子計算機
信利電子有限公司*	中國	35,361,100美元	–	100%	製造電子計算機
信利半導體有限公司*	中國	139,620,900美元	–	100%	製造液晶體顯示器產品
潔齒亮（汕尾）有限公司*	中國	1,000,000美元	–	100%	製造電動牙刷
信利電機（汕尾）有限公司*	中國	1,000,000美元	–	100%	製造摩打
光科技術（汕尾）有限公司*	中國	2,200,000美元	–	100%	製造背光板

* 外商獨資企業

以上之表單列出本集團之附屬公司，按董事之意見，該等附屬公司為主要影響本集團業績或資產之公司。倘提供其他附屬公司之詳情，董事認為會做成過長的資料。

於二零零五年十二月三十一日或年內任何時間，各附屬公司均無任何未贖回債務證券。

35. 退休福利計劃

本集團之全體香港僱員均須參加強制性公積金計劃。本集團須作出5%供款，而僱員亦須向該計劃作出其薪酬5%之供款，每名僱員之供款最多為1,000港元。

根據中國有關法律及規例，中國附屬公司須向國家管理退休福利計劃作出相等於其僱員薪酬若干百分比之供款。本集團就退休福利計劃所負之責任僅為向該計劃作出所須供款。

36. 政府補助

本集團於年內獲得無條件政府補助約1,887,000港元（二零零四年：14,953,000港元），用作科研發展。該數額已以遞延收入列賬。該數額於相關資產及所產生之相關費用之使用期內轉為收益。此政策導致於本年度收入進賬額為1,856,000港元（二零零四年：1,162,000港元）。於二零零五年十二月三十一日，尚未攤銷之數額14,087,000港元（二零零四年：13,791,000港元）已計入其他應付款項。

37. 有關方面之交易

本年度董事及主要管理層成員之薪酬如下：

	二零零五年 千港元	二零零四年 千港元
短期福利	11,575	14,284
離職後福利	132	132
	11,707	14,416

本年度董事及主要行政人員之薪酬乃由薪酬委員會參考個別人士之表現及市場趨勢後釐定。

(ii) 新計劃

本公司之新計劃主要為鼓勵合資格僱員或獎勵彼等對本集團之貢獻或潛在貢獻而採納，並將於二零一三年十二月二十一日屆滿。根據新計劃本公司董事會可授出購股權予合資格人士，包括(i)本集團任何成員公司任何董事或建議董事、全職僱員或建議僱員、控權股東或控權股東控制之任何公司；(ii)本集團任何成員公司發行之任何證券之任何持有人、任何控權股東或控權股東控制之任何公司；及(iii)任何業務或合營夥伴、承包商、代理商、任何貨品或服務供應商代表、任何客戶、本集團任何成員公司之貨品或服務分銷商、任何控權股東或控權股東控制之任何公司。

於未獲本公司股東事先批准之情況下，根據新計劃及舊計劃可能授出之購股權涉及之股份總數，不得超過本公司任何時間之已發行股份10%。於未獲本公司股東事先批准之情況下，於任何一年內向任何個別人士可能授出之購股權涉及之股份數目，不得超過本公司任何時間已發行股份之1%。向主要股東或獨立非執行董事授出超過本公司股本0.1%及價值超過5,000,000港元之購股權必須事先經本公司股東批准。

授出之購股權必須於購股權發售建議起計21日內以支付每份購股權1.00港元之方式接納。購股權可於授出購股權日期起計至授出日期十週年期間內隨時行使。行使價由本公司董事釐定，且將不少於本公司股份於授出日期之收市價及股份於緊接授出日期前五個營業日之平均收市價(以較高者為準)。

於二零零五年十二月三十一日，根據新計劃已授出及尚未行使購股權所涉及之股份數目為44,000,000股(二零零四年：44,000,000股)，佔於該日本公司已發行股份之9.6%(二零零四年：9.7%)。購股權可於二零一三年十二月二十一日前之任何時間內行使。

下表披露僱員(包括董事)所持本公司購股權之詳情：

授出日期	行使期間	行使價 港元	於二零零四年二月二十六日、二零零四年十二月三十一日及二零零五年十二月三十一日尚未行使購股權數目
董事：			
二零零四年二月二十六日	二零零四年二月二十七日至二零一三年十二月二十一日	11.6	17,600,000
僱員：			
二零零四年二月二十六日	二零零四年二月二十七日至二零一三年十二月二十一日	11.6	26,400,000
			44,000,000

根據採納香港財務報告準則第2號之過渡性條款，授出之購股權之財政影響並未紀錄於本集團之資產負債表，直至購股權獲行使之時止。行使購股權時，本公司將所發行之股份以股份面值紀錄為額外股本，而每股行使價高於股份面值之差額則由本公司紀錄於股份溢價賬。於行使日期前失效或註銷之購股權會自尚未行使購股權之登記冊內刪除。

33. 資本承擔

	二零零五年 千港元	二零零四年 千港元
就購置廠房及設備已訂約未在財務報表中撥備之資本支出	51,415	170,423
就購置廠房及設備已獲授權但未訂約之資本支出	2,000,000	550,000

34. 購股權計劃

根據本公司於二零零三年十二月二十二日舉行之股東特別週年大會通過之決議案，本公司已終止於二零零一年五月二十二日採納之購股權計劃（「舊計劃」），並採納一項新購股權計劃（「新計劃」）。

(i) 舊計劃

舊計劃旨在鼓勵本集團之僱員，並讓彼等參與本公司之增長。根據舊計劃可予授出之購股權所涉及之股份數目，最高不得超過本公司不時已發行股本10%。可授予任何個別人士之購股權所涉及之股份數目，最高不得超過當時根據舊計劃已發行及可發行之股份總數25%。任何根據舊計劃條款接納所獲授購股權之參與者須於購股權授予參與者當日起計30日內以代價形式向本公司支付1.00港元。

於二零零五年十二月三十一日，舊計劃項下之已授出但尚未行使購股權所涉及之股份數目為14,095,000股（二零零四年：20,570,000股），佔本公司於該日之已發行股份3.1%（二零零四年：4.6%）。購股權可隨時予以行使，直至二零一一年五月二十二日止。

下表披露僱員（包括董事）所持本公司購股權之詳情及於年內之購股權變動情況：

授出日期	行使期間	行使價 港元	購股權數目 於二零零四年一月一日尚未行使	年內行使	於二零零四年十二月三十一日尚未行使	年內行使	於二零零五年十二月三十一日尚未行使
董事：							
二零零一年七月十六日	二零零一年七月十七日至二零一一年五月二十一日	2.196	21,100,000	(6,730,000)	14,370,000	(2,980,000)	11,390,000
僱員：							
二零零一年七月十六日	二零零一年七月十七日至二零一一年五月二十一日	2.196	6,900,000	(700,000)	6,200,000	(3,495,000)	2,705,000
			28,000,000	(7,430,000)	20,570,000	(6,475,000)	14,095,000

年內，就行使購股權而發行之本公司股份於發行日期之平均公平價值為10.38港元。

29. 本公司股本

	股數		股本	
	二零零五年	二零零四年	二零零五年	二零零四年
			千港元	千港元
每股面值0.1港元之普通股				
法定:				
於一月一日	650,000,000	500,000,000	65,000	50,000
於二零零四年五月十二日增加	–	150,000,000	–	15,000
於十二月三十一日	650,000,000	650,000,000	65,000	65,000
已發行及繳足:				
於一月一日	451,689,527	444,259,527	45,168	44,425
行使購股權	6,475,000	7,430,000	648	743
於十二月三十一日	458,164,527	451,689,527	45,816	45,168

根據本公司於二零零四年五月十二日舉行之股東週年大會上通過之普通決議案,透過增加150,000,000股每股面值0.1港元之額外股份,本公司之法定股本已由50,000,000港元增至65,000,000港元。

行使購股權之詳情載於附註34。

30. 或然負債

	二零零五年	二零零四年
	千港元	千港元
附有追索權之出口貼現票據	–	27,043

31. 資產抵押

於結算日,本集團將賬面總值為47,056,000港元之若干機器(二零零四年:55,360,000港元),提供予銀行作為取得本集團之銀行借貸之抵押。

32. 經營租約承擔

於結算日,本集團在不可撤銷經營租約下之未來最低租約付款承擔之到期日如下:

	二零零五年	二零零四年
	千港元	千港元
一年內	4,435	1,971
第二至五年內(包括首尾兩年在內)	274	2,253
	4,709	4,224

經營租約指本集團就其若干辦公室物業及其他設備而應付之租金。平均協定租期為兩年,並為固定租金。

28. 遞延税項

在本及上一個報告期間內確認的主要遞延税項債務（資產）及其變動如下：

	加速税項折舊 千港元	無形資產 千港元	税項虧損 千港元	其他 千港元	總額 千港元
於二零零四年一月一日	16,312	806	(52)	(226)	16,840
於本年度收入中支銷（抵免）	3,256	(301)	44	(469)	2,530
於二零零五年一月一日	19,568	505	(8)	(695)	19,370
終止以優惠税率計算香港利得税對期初遞延税項負債之影響	19,040	434	–	–	19,474
於本年度收入中支銷（抵免）	(458)	(939)	8	280	(1,109)
於二零零五年十二月三十一日	38,150	–	–	(415)	37,735

就資產負債表之呈列而言，已抵銷若干遞延税項資產及負債。就財務呈報而言之遞延税項結餘分析如下：

	二零零五年 千港元	二零零四年 千港元
遞延税項負債	38,150	19,370
遞延税項資產	(415)	–
	37,735	19,370

於結算日，本集團之未動用税務虧損46,093,000港元（二零零四年：25,855,000港元）可用作抵銷未來溢利。遞延税項資產並無有關虧損（二零零四年：46,000港元）予以確認。由於未能估計將來之溢利，因此並無就其餘46,093,000港元（二零零四年：25,809,000港元）確認遞延税項資產。未確認之税務虧損包括將於二零零七年至二零一零年屆滿之虧損10,536,000港元（二零零四年：3,785,000港元），而其他虧損可無限期結轉。

於結算日，本集團之其他可扣減暫時差額7,835,000港元（二零零四年：無）可用作抵銷未來溢利。由於未能估計將來之溢利，故並無確認遞延税項資產。

27. 銀行借貸

	二零零五年 千港元	二零零四年 千港元
銀行借貸	430,089	408,835
信託收據貸款	1,407	3,489
銀行透支	–	376
	431,496	412,700
有抵押	25,000	37,500
無抵押	406,496	375,200
	431,496	412,700
分析如下：		
以港元計值	424,315	409,211
以美元計值	7,181	399
以日圓計值	–	3,090
	431,496	412,700
銀行借貸之到期日資料如下：		
於催繳時或於一年內	181,937	194,671
一年後但於兩年內	167,899	144,039
兩年後但於五年內	81,660	73,990
	431,496	412,700
減：列於流動負債中之一年內到期款項	(181,937)	(194,671)
一年後到期款項	249,559	218,029

本集團所有借貸均為浮息借貸，其按香港銀行同業拆息或倫敦銀行同業拆息加若干基本點子計息。利息每三個月重定，息率幅度為1.73%至7.61%（二零零四年：1.67%至3.67%）。

本年度內，本集團新獲得借貸款額為255,398,000港元。該等借貸按市場息率計息，並會於一年到四年內到期。所得款項用於為購買物業、廠房及設備融資。

於結算日，本集團之未動用銀行貸款額度為828,326,000港元（二零零四年：1,397,736,000港元）。

本集團之借貸之公平值與其賬面值相若。

25. 應付賬項及其他應付款項

於結算日之應付賬項賬齡分析如下：

	二零零五年 千港元	二零零四年 千港元
60天以內	685,095	342,951
61至90天	38,014	21,656
90天以上	31,596	41,838
	754,705	406,445

於二零零五年十二月三十一日，本集團之應付賬項及其他應付款項（主要以港元、美金、人民幣及日圓計值）之公平值與其賬面值相若。

26. 融資租約債務

	最低租金		最低租金現值	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
應付款額				
一年內	–	5,496	–	5,326
第二至五年內（包括首尾兩年在內）	–	5,411	–	5,313
	–	10,907		
減：未來財務費用	–	(268)		
租約債務現值	–	10,639	–	10,639
減：流動負債中一年內到期清還之款額			–	(5,326)
一年後到期清還之款額			–	5,313

本集團有政策將若干機器及設備作融資租約。平均租期為二至四年，並於立約當日釐定有關利率。所有租約均以港元計值。所有租約均屬定期還款性質，及並無作出或然租金付款安排。

本集團之融資租約債務乃由租賃者之租賃資產質押作出擔保。

22. 存貨

	二零零五年 千港元	二零零四年 千港元
原材料	243,785	167,573
在製品	118,834	102,183
製成品	187,375	175,744
	549,994	445,500

本年度內，於其淨可變現價值中有一筆存貨撇銷款額3,599,000港元(二零零四年：13,791,000港元)。

23. 應收賬項及其他應收款項

本集團之政策為給予其貿易客戶平均30至90天的信貸期。

於結算日之應收賬項賬齡分析如下：

	二零零五年 千港元	二零零四年 千港元
60天以內	566,087	379,284
61至90天	63,958	45,629
90天以上	24,611	40,022
	654,656	464,935

於二零零五年十二月三十一日，就估計可收回款額的累計減值為9,675,000港元(二零零四年：5,521,000港元)。

於二零零五年十二月三十一日，本集團之應收貿易及其他款項(主要以港元、美金及人民幣計值)之公平值與其賬面值相若。

24. 短期應收貸款

	二零零五年 千港元	二零零四年 千港元
計息貸款	–	1,500

該筆計息貸款為無擔保，按年利率10厘計息，並已於本年度足額償還。

19. 一家聯營公司之權益

	二零零五年 千港元	二零零四年 千港元
投資非上市聯營公司成本	500	500
應佔收購後儲備	586	785
	1,086	1,285

本集團於二零零五年十二月三十一日之聯營公司之詳情如下：

聯營公司名稱	業務架構形式	註冊成立／營業國家	所持股份類別	本集團持有之已發行股本百分比	主要業務
Fast Clean (Korea) Ltd.	註冊為法團	南韓	普通股	50%	電動消費產品貿易

本集團聯營公司有關財務資料概述如下：

	二零零五年 千港元	二零零四年 千港元
總資產	3,829	3,799
總負債	(1,658)	(1,229)
淨資產	2,171	2,570
本集團應佔一家聯營公司淨資產	1,086	1,285

	截至二零零五年十二月三十一日止年度 千港元	截至二零零四年十二月三十一日止年度 千港元
收益	3,935	5,901
本年度（虧損）溢利	(765)	225
本集團應佔一家聯營公司業積	(382)	113

20. 可供出售投資

	二零零五年 千港元	二零零四年 千港元
非上市股本股份（按成本值）	7,800	–
扣減：減值	(7,800)	–
	–	–

該投資代表一家於美國的私人公司發行的非上市股本的投資。由於其估計合理公平值之幅度顯著，董事認為其公平值不能可靠計量，故其按成本值扣減減值列出。

21. 證券投資

於二零零四年十二月三十一日按成本值列出之非上市股本投資於二零零五年一月一日重新分類為可供出售投資。

17. 無形資產

	發展支出 千港元	商標 千港元	總額 千港元
成本值			
於二零零四年一月一日	50,434	2,646	53,080
增加	–	253	253
撇銷	(11,512)	–	(11,512)
於二零零四年十二月三十一日	38,922	2,899	41,821
增加	–	405	405
於二零零五年十二月三十一日	38,922	3,304	42,226
攤銷			
於二零零四年一月一日	11,835	2,093	13,928
本年度撥備	9,455	373	9,828
撇銷對銷	(10,731)	–	(10,731)
於二零零四年十二月三十一日	10,559	2,466	13,025
本年度撥備	9,455	344	9,799
於二零零五年十二月三十一日	20,014	2,810	22,824
賬面值			
於二零零五年十二月三十一日	18,908	494	19,402
於二零零四年十二月三十一日	28,363	433	28,796

發展支出及商標乃以直線法攤銷，攤銷期為四年。

於發展支出之賬面值中包括一筆15,600,000港元（二零零四年：23,400,000港元）款額，代表從第三方於二零零三年取得本集團OLED業務之牌照費。餘額為內部產生。商標乃由第三方取得。

18. 商譽

	千港元
成本值	
於二零零四年一月一日及二零零四年十二月三十一日	590
採納香港財務報告準則第3號所消除的累積攤銷（附註2）	(177)
於二零零五年十二月三十一日	413
攤銷	
於二零零四年一月一日	59
本年度攤銷	118
於二零零四年十二月三十一日	177
採納香港財務報告準則第3號所消除的累積攤銷（附註2）	(177)
於二零零五年十二月三十一日	–
帳面值	
於二零零五年十二月三十一日	413
於二零零四年十二月三十一日	413

截至二零零四年十二月三十一日商譽所用之攤銷期以其估計可用年期五年計算。

樓宇之成本以直線法以四十年年期或有關租賃年期(以較短者)折舊。

以上物業、廠房及設備之項目以餘額遞減法,按以下年率計算折舊:

傢俬,裝置及設備	15%至50%
廠房及機器	15%至40%
汽車	25%至45%

	二零零五年 千港元	二零零四年 千港元
上述本集團物業權益之賬面淨值包括:		
根據中期租約在香港持有之租賃物業	3,135	3,276
根據中期租約在中國持有之租賃物業	257,339	227,607
	260,474	230,883

本年度內,董事對本集團之製造資產進行了審視,決定一定數目之廠房及機器由於本體上的損害及技術上的過時而須減值。相應地,因董事認為屬於本集團電子消費產品分類所使用的廠房及機器之公平值扣減出售成本細微,故就其確認減值虧損6,377,000港元。

於二零零四年十二月三十一日,廠房及機器賬面淨值包括根據融資租約而持有之一筆為數14,700,000港元之資產。

16. 預付租賃款項

	二零零五年 千港元	二零零四年 千港元
本集團預付租賃款項包括:		
根據中期租約在香港持有之租賃土地	4,582	4,695
根據中期租約在中國持有之租賃土地	96,141	85,550
	100,723	90,245
就滙報目的分析如下:		
非流動資產	98,267	88,532
流動資產	2,456	1,713
	100,723	90,245

15. 物業、廠房及設備

	樓宇 千港元	傢俬、裝置及設備 千港元	廠房及機器 千港元	汽車 千港元	發展中物業 千港元	總額 千港元
成本值						
於二零零四年一月一日	278,063	110,446	914,562	11,018	15,633	1,329,722
貨幣調整	–	112	–	–	–	112
轉移至其他物業、廠房及設備	15,155	–	–	–	(15,155)	–
添置	–	21,191	152,060	8,207	5,737	187,195
出售／撤銷	–	(511)	(12,416)	(925)	–	(13,852)
於二零零四年十二月三十一日	293,218	131,238	1,054,206	18,300	6,215	1,503,177
貨幣調整	681	2,605	17,625	148	15	21,074
轉移至其他物業、廠房及設備	37,092	–	308	–	(37,400)	–
添置	303	20,582	379,142	883	33,857	434,767
出售／撤銷	–	–	(14,644)	–	–	(14,644)
於二零零五年十二月三十一日	331,294	154,425	1,436,637	19,331	2,687	1,944,374
折舊、攤銷及減值						
於二零零四年一月一日	55,308	68,705	467,620	8,490	–	600,123
貨幣調整	–	84	–	–	–	84
本年度撥備	7,027	10,662	89,780	3,239	–	110,708
出售／撤銷對銷	–	(276)	(10,298)	(816)	–	(11,390)
於二零零四年十二月三十一日	62,335	79,175	547,102	10,913	–	699,525
貨幣調整	219	1,143	7,083	118	–	8,563
本年度撥備	8,266	12,356	125,753	2,529	–	148,904
於收益表中確認之減值虧損	–	–	6,377	–	–	6,377
出售／撤銷對銷	–	–	(10,447)	–	–	(10,447)
於二零零五年十二月三十一日	70,820	92,674	675,868	13,560	–	852,922
賬面值						
於二零零五年十二月三十一日	260,474	61,751	760,769	5,771	2,687	1,091,452
於二零零四年十二月三十一日	230,883	52,063	507,104	7,387	6,215	803,652

有關僱員酬金之金額介乎：

	二零零五年 僱員數目	二零零四年 僱員數目
1,000,001港元至1,500,000港元	–	1
1,500,001港元至2,000,000港元	–	1
2,000,001港元至2,500,000港元	1	–
3,000,001港元至3,500,000港元	1	–

13. 股息

	二零零五年 千港元	二零零四年 千港元
已派發中期股息每股23港仙（二零零四年：17港仙）	105,378	76,762
建議派發末期股息每股25港仙（二零零四年：23港仙）	114,614	103,889
	219,992	180,651

末期股息每股25港仙（二零零四年：23港仙）已由董事建議，並須經由股東於應屆股東週年大會上批准。

14. 每股盈利

每股基本盈利及每股攤薄盈利乃按下列數據計算：

	二零零五年 千港元	二零零四年 千港元
用作計算每股基本盈利及每股攤薄盈利之盈利	702,048	526,501

	二零零五年 股數	二零零四年 股數
用作計算每股基本盈利之加權平均普通股數目	455,489,623	447,983,270
潛在普通股攤薄影響－購股權	12,969,191	18,571,052
用作計算每股攤薄盈利之加權平均普通股數目	468,458,814	466,554,322

11. 董事酬金

	林偉華（主席及董事總經理）千港元	黃邦俊（執行董事）千港元	張達生（市場推廣董事）千港元	李建華（生產部董事總經理）千港元	鍾錦光 千港元	葉祖亭 千港元	香啟誠 千港元	總額 千港元
二零零五年								
董事袍金：								
執行	–	–	–	–	–	–	–	–
獨立非執行	–	–	–	–	88	30	30	148
支付予執行董事之其他酬金：								
薪金及其他福利	2,048	1,385	1,596	1,440	–	–	–	6,469
與業績掛鉤之獎金	–	–	1,290	1,200	–	–	–	2,490
退休福利計劃供款	24	24	24	12	–	–	–	84
	2,072	1,409	2,910	2,652	88	30	30	9,191
二零零四年								
董事袍金：								
執行	–	–	–	–	–	–	–	–
獨立非執行	–	–	–	–	60	20	20	100
支付予執行董事之其他酬金：								
薪金及其他福利	2,032	1,366	1,500	1,200	–	–	–	6,098
與業績掛鉤之獎金	3,992	–	1,100	650	–	–	–	5,742
退休福利計劃供款	24	24	24	12	–	–	–	84
	6,048	1,390	2,624	1,862	60	20	20	12,024

附註：與業績掛鉤之獎金乃按本集團截至二零零五年十二月三十一日止兩個年度之營業額及營運溢利之若干百分比釐定。

12. 僱員酬金

本集團五名最高薪酬人士包括三名（二零零四年：三名）本公司之董事，其酬金詳情已載於上文附註第11項。其餘兩名（二零零四年：兩名）僱員之酬金如下：

	二零零五年 千港元	二零零四年 千港元
薪金及其他福利	2,406	1,792
與業績掛鉤之獎金	3,030	1,147
退休福利計劃供款	24	24
	5,460	2,963

10. 本年度溢利

	二零零五年 千港元	二零零四年 千港元
本年度溢利於扣除(計入)下列各項後達致：		
以下各項之折舊及攤銷：		
物業、廠房及設備	148,904	110,708
預付租賃款項	2,456	1,713
發展支出(計入銷售成本)	9,455	9,455
商標(計入行政費用)	344	373
商譽(計入行政費用)	—	118
	161,159	122,367
員工成本(包括董事酬金)：		
薪金及其他福利	187,576	148,643
退休福利計劃供款	8,515	6,108
	196,091	154,751
核數師酬金		
本年度	1,693	1,278
以往年度撥備不足	50	270
出售／撇銷物業、廠房及設備之虧損	4,197	2,362
外滙虧損淨額	22,634	9,265
經營租約租金來自：		
租賃物業	3,301	2,695
其他設備	538	587
研究成本(計入銷售成本)	13,655	10,811
撇銷發展支出	—	781
應佔一家聯營公司稅項(計入應佔聯營一家公司業績)	—	30
利息收入	(14,536)	(1,477)
經營租約之租金收入(包括小額支銷)	(1,603)	(1,745)

於702,048,000港元(二零零四年：526,501,000港元)之本年度綜合溢利當中，224,937,000港元(二零零四年：130,976,000港元)之溢利已在本公司之財務報表中處理。

根據中國相關法律及規例，本公司其中一家中國附屬公司廣東省汕尾市信利半導體有限公司有權於首個獲利之營運年度起計首兩年獲豁免中國企業所得稅，而該中國附屬公司有權由二零零三年起三年享有中國企業所得稅（稅率為24%）之50%寬減。

本年度之稅項支出與收益表之除稅前溢利之對賬如下：

	二零零五年 千港元	二零零四年 千港元
除稅前溢利	841,505	607,928
根據香港利得稅稅率17.5%計算之稅項	147,263	106,393
應佔一家聯營公司業績之稅務影響	67	5
不可扣稅支出之稅務影響	4,099	3,153
不可課稅收入之稅務影響	(2,321)	(472)
以往年度（超額撥備）撥備不足	(3,520)	1,629
未確認稅務虧損之稅務影響	4,769	726
未確認其他可扣稅暫時差額之稅務影響	1,371	–
動用以往未確認之稅務虧損之稅務影響	(1,195)	(225)
於其他司法權區經營之附屬公司稅率不同之影響	41,577	24,480
中國附屬公司獲授稅務優惠之影響	(72,206)	(40,816)
以優惠稅率計算香港利得稅之影響（附註）	–	(13,495)
終止以優惠稅率計算香港利得稅對期初遞延稅項負債之影響（附註）	19,474	–
其他	79	79
本年度稅項支出	139,457	81,457

附註：於以往年度，就申報香港利得稅而言，本公司其中一家附屬公司已報稱其約50%應課稅溢利乃來自於中國之製造業務，故屬離岸性質及無需課稅。於現時年度，該附屬公司已改變其運作模式，以致其應課稅溢利以香港利得稅稅率17.5%課稅。

以下是按資產所在地區分析之分類資產賬面值以及添置之物業、廠房及設備以及無形資產：

	分類資產賬面值		物業、廠房及設備（包括按金）以及無形資產之添置	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元
中國	2,031,590	1,439,717	494,752	179,408
香港	1,349,532	945,114	915	7,792
歐洲	20,086	13,179	15	222
其他	26,557	10,937	82	26
	3,427,765	2,408,947	495,764	187,448

8. 財務費用

	二零零五年	二零零四年
	千港元	千港元
利息：		
須於五年內全部償還之銀行借貸	19,466	13,812
融資租約	217	389
	19,683	14,201

9. 所得税支出

	二零零五年	二零零四年
	千港元	千港元
本期税項：		
香港	50,697	29,976
中國	73,661	46,635
其他司法權區	254	657
	124,612	77,268
以往年度（超額撥備）撥備不足：		
香港	(4,850)	1,330
中國	1,330	299
	(3,520)	1,629
遞延税項（附註第28項）：		
本年度	18,365	2,530
	139,457	81,427

香港利得税乃根據年內之估計應課税溢利按17.5%（二零零四年：17.5%）之税率計算。

於中國及其他司法權區所產生之税項乃根據有關司法權區適用之税率計算。

資產負債表

	液晶體顯示器產品 千港元	電子消費產品 千港元	綜合 千港元
資產			
分類資產	1,722,240	197,876	1,920,116
一家聯營公司之權益	–	1,285	1,285
證券投資	7,800	–	7,800
可收回稅項			1,465
未分配之公司資產			478,281
綜合資產總額			2,408,947
負債			
分類負債	465,083	43,184	508,267
稅項負債			49,836
遞延稅項負債			19,370
未分配之公司負債			423,535
綜合負債總額			1,001,008

其他資料

	液晶體顯示器產品 千港元	電子消費產品 千港元	綜合 千港元
增加資本	144,930	42,518	187,448
折舊及攤銷	105,635	16,732	122,367
出售／撇銷物業、廠房及設備之虧損	1,059	1,303	2,362
撇銷發展支出	–	781	781

地區分類

本集團之製造業務位於中國，銷售及市場推廣業務則位於下文所呈列之所有地區。

本集團按地區分類分析之營業額如下：

	按地區分類劃分之營業額 二零零五年 千港元	二零零四年 千港元
中國	3,433,919	2,265,565
南韓	587,569	443,167
日本	175,194	241,350
香港	147,980	135,207
歐洲	119,132	113,778
其他	110,285	207,925
	4,574,079	3,406,992

資產負債表

	液晶體顯示器產品 千港元	電子消費產品 千港元	綜合 千港元
資產			
分類資產	2,308,919	267,357	2,576,276
一家聯營公司之權益	–	1,086	1,086
遞延稅項資產			415
可收回稅項			1,967
未分配之公司資產			848,436
綜合資產總額			3,428,180
負債			
分類負債	883,006	38,527	921,533
稅項負債			98,728
遞延稅項負債			38,150
未分配之公司負債			431,724
綜合負債總額			1,490,135

其他資料

	液晶體顯示器產品 千港元	電子消費產品 千港元	綜合 千港元
增加資本	435,444	60,320	495,764
折舊及攤銷	134,775	26,384	161,159
出售／撇銷物業、廠房及設備之虧損	–	4,197	4,197

二零零四年

	液晶體顯示器產品 千港元	電子消費產品 千港元	綜合 千港元 (重列)
收益			
外銷	3,138,393	268,599	3,406,992
業績			
分類業績	618,989	2,625	621,614
利息收入			1,477
未分配之公司費用			(1,075)
財務費用			(14,201)
應佔一家聯營公司業績	–	113	113
除稅前溢利			607,928
所得稅支出			(81,427)
本年度溢利			526,501

6. 營業額

營業額指本年度銷售貨品之收訖及應收之款項淨額，其分析如下：

	二零零五年 千港元	二零零四年 千港元
銷售液晶體顯示器產品	4,389,588	3,138,393
銷售電子消費產品	184,491	268,599
	4,574,079	3,406,992

7. 業務及地區分類

業務分類

就管理目的而言，本集團目前經營兩大業務－液晶體顯示器產品與電子消費產品，本集團以此等分類作為呈報其主要分類資料之基準。

主要業務如下：

液晶體顯示器產品 － 製造及分銷液晶體顯示器產品

電子消費產品 － 製造及分銷電子消費產品

此等業務之分類資料呈列如下：

二零零五年

	液晶體顯示器產品 千港元	電子消費產品 千港元	綜合 千港元
收益			
外銷	4,389,588	184,491	4,574,079
業績			
分類業績	838,578	23,725	862,303
利息收入			14,536
未分配之公司費用			(1,092)
可供出售投資之減值虧損	(7,800)	–	(7,800)
物業、廠房及設備之減值虧損	–	(6,377)	(6,377)
財務費用			(19,683)
應佔一家聯營公司業績	–	(382)	(382)
除稅前溢利			841,505
所得稅支出			(139,457)
本年度溢利			702,048

5. 金融風險管理目標及政策

本集團之主要金融工具包括股本投資、銀行借貸、融資租約責任、應收貸款、應收一家聯營公司款項、應收賬款及其他應收款項、銀行結存及現金以及應收賬款及其他應收款項。有關金融工具詳情已於各有關附註披露。該等金融工具之相關風險及風險減低政策載於下文。管理層會管理及監察有關風險，確保適時有效地實施合適措施。

市場風險

(i) 貨幣風險

本集團擁有以外幣結算之銷售額及購貨額，而本集團若干借貸以外幣計值，加上大部份銀行結存均以美元、日圓及人民幣等外幣計值，令本集團承受外幣風險。

本集團現時並無外幣對沖政策。然而，管理層會監察外幣風險，並將考慮於有需要時就主要外幣風險進行對沖。

(ii) 利率風險

本集團之現金流利率風險與浮息銀行借貸（附註第27項）有關。本集團之公平價利率主要與定息短期銀行定期存款有關。然而，管理層會監察利率風險，並將考慮於有需要時就主要利率風險進行對沖。由於定期存款屬短期，故本集團銀行結存之公平值與其賬面值相約。

(ii) 市場風險

本集團業務極為倚重中國市場(75%)及LCD產品(96%)，因此，本集團承受市場風險。然而，本集團自其註冊成立起，即以將業務分散至不同地域及產品分類，減低有關風險為政策。管理層會密切注視有關事宜，並採取一切必需措施維持市場風險。

信貸風險

本集團之主要金融資產為銀行結存及現金、應收賬款及其他應收款項、應收短期貸款、應收一家聯營公司款項以及可供出售之投資。倘對方未能履行其責任，就各類已確認金融資產而言，本集團須承擔之最高信貸風險於二零零五年十二月三十一日為綜合資產負債表所示之賬面值。

流動資金之信貸風險有限，因對方為獲國際信貸評級機構賦予高等信貸評級之銀行。

本集團之風貸風險主要源自其應收賬款及其他應收款項。資產負債表內呈列之金額已扣除應收款項呆賬撥備。

為減低信貸風險，本集團管理層已委派隊伍負責釐定信貸上限、信貸批核及其他監察程序，確保進行跟進行動以收回逾期債項。此外，本集團會審閱各結算日各項個別貿易債項之可收回金額，確保能就無法收回金額作出足夠減值虧損。就此而言，本公司董事認為本集團之信貸風險已大幅調低。

本集團之信貸風險按地域劃分，主要集中在中國。由本集團對手及客戶分散，故並無其他重大集中信貸風險。

遞延稅項資產之賬面值於每個結算日作出審閱，並於沒可能會有足夠應課稅溢利恢復全部或部份資產價值時作出調減。

遞延稅項乃按預期於負債清償或資產變現之期間之適用稅率計算。遞延稅項於收益表中扣除或計入收益表，惟倘遞延稅項直接在股本權益中扣除或計入股本權益之情況（在此情況下遞延稅項亦會於股本權益中處理）則除外。

外幣

編製各個別集團企業之財務報表時，以該企業功能貨幣以外之貨幣（外幣）所進行交易乃以其功能貨幣（即該企業營運之主要經濟環境之貨幣）按交易日期之主要滙率入帳。就兩家主要附屬公司而言，功能貨幣視為歐羅。於各結算日，以外幣列值之貨幣項目乃按結算日之主要滙率重新換算。以外幣歷史成本計量之非貨幣項目則不予重新換算。

貨幣項目結算及貨幣項目換算所產生之滙兑差額乃於產生之期間確認為溢利或虧損。

就呈報綜合財務報表而言，本集團之海外經營業務資產及負債乃按結算日之主要滙率換算為本公司之呈報貨幣（即港元），而該等業務之收入及開支則按本期間之平均滙率換算，惟倘期內滙率顯著波動則除外，於該情況下，則採用交易日期之主要滙率。所產生之滙兑差額（如有）乃確認為權益之獨立部份（滙兑儲備）。該項滙兑差額乃於出售海外經營業務之期內確認為溢利或虧損。

退休福利成本

就定額供款退休福利計劃作出之款項於到期日列為支出扣除。

4.　估計不明朗因素之主要來源

物業、廠房及設備之可使用年期

應用有關物業、廠房及設備折舊之會計政策時，管理層估計各類物業、廠房及設備之可使用年期時，乃以本集團發展歷程中所得之行業經驗為依歸，並同時參照相關行業慣例。

無形資產減值

作為長期策略投資，本集團自引進有機電致發光顯示器件（「OLED」）業務起，即嚴密監察其發展進程。成功申請有效生產及營銷牌照、合規格生產廠房投產，在在證明此業務分部實乃滿足集團內部其他液晶體顯示器產品需求及提升外部銷售之可行項目。儘管預測財務資料顯示其盈利能力暫未見改善，惟在中期必可收回有關投資成本。

金融負債

財務負債(透過損益按公平值列賬之金融負債除外)包括銀行借貸、融資租約責任以及應付賬款及其他應付款項,其後以實際利率法按攤銷成本計算。

股本工具

本公司發行之股本工具乃按已收所得款項(扣除直接發行成本)記賬。

政府補助

政府補助在與相關費用配對所需之期間確認為收入。有關應折舊資產之補助呈列為遞延收入,於資產可使用年期內撥作收入。有關開支項目之補助於該等開支列入綜合收益表之相同期間確認,並獨立呈列為其他經營收入。

租賃

凡租約之條款基本上將資產擁有權之全部風險及回報轉由承租人承擔者,即歸類為融資租約。其他租約全部列作經營租約

按融資租約持有之資產按租約開始時之公平值或(倘為較低者)按最低租約付款之現值確認為本集團資產。對出租人之相應負債於資產負債表列作融資租約承擔。租約付款按比例分攤為融資費用及租約承擔減少,從而讓該等負債應付餘額以固定息率計算。融資費用於損益賬扣除,除非有關費用直接歸屬合資格資產,則在此情況下,有關費用會根據本集團之借貸成本一般政策撥充資本。

經營租約之應付租金按有關租約期以直線法於損益賬扣除。作為促使訂立經營租約之已收及應收利益亦按租約期以直線法分攤。

稅項

所得稅支出指現時應付稅項與遞延稅項之總和。

現時應付稅項乃按本年度應課稅溢利計算。應課稅溢利不包括已撥往其他年度之應課稅收入或可扣減支出項目,亦不包括可作免稅或不可扣稅之項目,故與收益表所列純利不同。本集團之即期稅項負債乃使用於結算日已生效或大致生效之稅率計算。

遞延稅項為就財務報表資產與負債賬面值及計算應課稅溢利所用相應稅基兩者間之差額而應付或可收回之稅項,並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅暫時差額確認,而遞延稅項資產則按可能出現可利用暫時差額扣稅之應課稅溢利時提撥。倘於一項交易中,因商譽(或負商譽)或因業務合併以外原因開始確認其他資產及負債而引致之暫時差額既不影響應課稅務溢利、亦不影響會計溢利,則不會確認該等資產及負債。

遞延稅項負債乃按因附屬公司及聯營公司之投資所產生之應課稅暫時差額而確認,惟倘本集團可令暫時差額撥回及暫時差額有可能不會於可見將來撥回之情況則除外。

金融工具

金融資產及金融負債乃當某集團實體成為工具合同條文之訂約方時在資產負債表上確認。金融資產及金融負債按公平值初步確認。收購或發行金融資產及資產負債直接應佔之交易成本(透過損益以公平值列賬之金融資產及金融負債除外)乃於初步確認時加入金融資產或金融負債之公平值或自金融資產或金融負債之公平值內扣除(如合適)。收購透過損益以公平值列賬之金融資產或金融負債直接應佔之交易成本即時於損益賬內確認。

金融資產

本集團金融資產主要分類為貸款及應收款項或可供出售之金融資產。所有以一般方式買賣之金融資產均按買賣日期基準確認及終止確認。一般方式買賣指須於市場規管或慣例所設定時限內交付之金融資產買賣。就各金融資產類別採納之會計政策載列如下。

貸款及應收賬項

貸款及應收款項指並非於活躍市場報價而具有固定或可釐定款項之非衍生財務資產。於各結算日在初步確認後,貸款及應收款項(包括應收賬款及其他應收款項與銀行結存)乃利用實際利率法按攤銷成本扣除任何已確定減值虧損列賬。減值虧損於有客觀證據顯示資產出現減值時在損益確認,並按該項資產賬面值及以原有實際利率折現所得估計未來現金流量現值間之差額計算。當該項資產之可收回金額增加可客觀地與該項減值獲確認後出現之事件關連,則減值虧損可於其後期間撥回,惟於減值日期該項資產所撥回賬面值不得超出倘該項減值未獲確認本應出現之攤銷成本。

可供出售之投資

可供銷售投資屬被指派或未獲分類為透過損益按公平值列賬之財務資產、貸款及應收款項或持作到期投資之非衍生工具。於各結算日在初步確認後,就可供出售之股本投資而言,倘並無活躍市場之市價報價,而其公平價值未能可靠計算,則可供出售之股本投資於首次確認後之各個結算日按成本值減任何已識別減值虧損計算。倘具備客觀證明資產減值,則減值虧損於損益表確認。減值虧損數額按資產賬面值與按類似金融資產之現行市場回報率折現估計未來現金流量之現值間之差額計算。該等減值虧損將不會於其後期間撥回。

金融負債及股本

集團實體發行之金融負債及股本投資工具乃根據合同安排之性質與金融負債及股本投資工具之定義分類。

股本投資工具乃證明集團於扣減所有負債後之資產中擁有剩餘權益之任何合同。就金融負債及股本工具所採納之會計政策乃載於下文。

根據融資租約持有之資產依照與自置資產相同之基準按其預計可使用年期予以折舊，或按有關租約年期予以折舊，以較短者為準。

物業、廠房及設備項目於出售時或當繼續使用該資產預期不會產生任何日後經濟利益時取消確認。資產取消確認產生之任何收益或虧損（按該項目之出售所得款項淨額及賬面值間之差額計算）於該項目取消確認之年度計入收益表。

無形資產

可使用年期有限之無形資產按成本值減去累計攤銷及任何累計減值虧損後入賬。可使用年期有限之無形資產之攤銷以直線法按其估計可使用年期撥備。

終止確認無形資產時所產生之收益或虧損，乃該資產之出售所得收入淨額與賬面值之差額，並在該資產終止確認時於收益表內確認。

研究及發展支出

研究活動之支出於發生之年度內在收益表內確認為支出。

發展支出所帶來內部產生之無形資產在已界定清楚之項目之發展成本預計可透過將來商業活動而得回時方予以確認。所得之資產乃採用直線法按其估計可使用年期攤銷。

凡未有任何內部產生之無形資產可予以確認時，發展支出會於發生之期間內確認為支出。

商標

商標註冊所需成本會撥作資本，並按其估計可用年期以直線法攤銷。

減值（商譽除外）

於各結算日，本集團審閱其有形資產之賬面值，以釐定該等試產是否存在減值虧損之跡象。倘某項資產之可收回金額估計少於其賬面值，則該資產之賬面值減少至其可收回金額。減值虧損即時確認為一項支出，除非有關資產乃根據另一個準則按已重估金額列賬，於此情況下，減值虧損根據該準則作重估減值處理。

倘減值虧損其後逆轉，則資產之賬面值增加至其經修訂之估計可收回金額，以致已增加之賬面值不超出假設已釐定於過往年度並無對該資產確認減值虧損之賬面值。減值虧損之逆轉即時確認為收益，除非有關資產根據另一個準則按已重估金額列賬，於此情況下，減值虧損之逆轉根據該準則作重估增加處理。

存貨

存貨以成本值及可變現淨值兩者之較低值入賬。成本值以先入先出法計算。可變現淨值指於日常業務中之估計售價減完成出售所需之估計成本。

因收購附屬公司而資本化之商譽於資產負債表分別獨立呈列。

就減值測試而言，收購所產生之商譽乃被分配到各有關賺取現金單位，或賺取現金單位之組別，預期彼等從收購之協同效應中受益。已獲配商譽之賺取現金單位每年及凡單位有可能出現減值之跡象時進行減值測試。就於某個財政年度之收購所產生之商譽而言，已獲配商譽之現金賺取單位於該財政年度完結前進行減值測試。當賺取現金單位之可收回金額少於該單位之賬面值，則減值虧損被分配，以削減首先分配到該單位，及其後以單位各資產之賬面值為基準按比例分配到該單位之其他資產之任何商譽之賬面值。商譽之任何減值虧損乃直接於收益表內確認。商譽之減值虧損於其後期間不予撥回。

其後出售附屬公司，被資本化之商譽之應佔金額於出售時計入釐定損益之金額。

聯營公司之權益

聯營公司之業績、資產及負債乃以會計權益法於該等財務報表綜合入賬，惟倘投資被分類為持有作銷售時則除外。根據權益法，於聯營公司之投資乃按成本於綜合資產負債表中列賬，並就本集團分佔該聯營公司之損益及權益變動之收購後變動作出調整，以及減去任何已識別之減值虧損。當本集團分佔某聯營公司之虧損相等於或超出其於該聯營公司之權益（其包括任何長期權益，而該長期權益實質上構成本集團於該聯營公司之投資淨額之一部份），則本集團不再繼續確認其分佔之進一步虧損。額外分佔之虧損乃被撥備，而負債僅以本集團已產生法定或推定責任或代表該聯營公司作出付款者為限被確認。

收益確認

貨品之銷售收入乃在貨品已經付運及擁有權已轉移之情況下確認。

利息收入乃根據尚未償還之本金額採用適用利率按時間基準累計。

根據經營租約之物業所得之租金收入於有關租期內按直線法確認。

物業、廠房及設備

物業、廠房及設備（發展中物業除外）按成本值減折舊及攤銷，與及任何已識別之減值虧損入賬。

用作生產之發展中樓宇以成本值經減去任何已識別之減值虧損後入賬。當此等資產可作原定用途時，將與物業、廠房及設備內之其他物業以相同基準折舊。

樓宇成本採用直線法按四十年或有關租約年期之較短者計算折舊。

物業、廠房及設備（發展中物業除外）之折舊乃採用餘額遞減法，按該等資產之估計可使用年期撇銷成本。

本集團並無提早應用下列已頒佈但未生效之新準則及詮釋。本集團已開始評估此等新準則及詮釋之潛在影響，惟未能釐定此等新準則及詮釋對編製及呈列經營業績及財務狀況之方式是否具有重大影響。

香港會計準則第1號（修訂本）	資本披露[1]
香港會計準則第19號（修訂本）	精算盈虧、集團計劃及披露[2]
香港會計準則第21號（修訂本）	海外業務之淨投資[2]
香港會計準則第39號（修訂本）	預測集團內部交易之現金流量對沖會計方法[2]
香港會計準則第39號（修訂本）	公平值期權[2]
香港會計準則第39號及香港財務報告準則第4號（修訂本）	金融擔保合約[2]
香港財務報告準則第6號	開拓及評估礦物資源[2]
香港財務報告準則第7號	金融工具：披露[1]
香港(IFRIC)詮釋第4號	釐定安排是否包含租賃[2]
香港(IFRIC)詮釋第5號	解除、恢復及環境修復基金所產生權益之權利[2]
香港(IFRIC)詮釋第6號	參與特定市場－廢物電業及電子設備所產生之負債[3]
香港(IFRIC)詮釋第7號	根據香港會計準則第29號惡性通脹經濟之財務報告應用重列法[4]

[1] 由二零零七年一月一日或之後開始之年度期間生效
[2] 由二零零六年一月一日或之後開始之年度期間生效
[3] 由二零零五年十二月一日或之後開始之年度期間生效
[4] 由二零零六年三月一日或之後開始之年度期間生效

3. 主要會計政策

綜合財務報表乃根據歷史成本慣例編製。

綜合財務報表已按照香港會計師公會頒佈之香港財務報告準則編製。此外，綜合財務報表已載入香港聯合交易所有限公司證券上市規則及香港公司條例規定之適用披露資料。

綜合賬目之基準

綜合財務報表包括本公司及其附屬公司之財務報表。

年內收購或出售之附屬公司之業績由其實際收購日期起或截至實際出售日期止（如適用）包括在綜合收益表內。

所有集團內公司間之交易及結餘在綜合賬目時均予以對銷。

商譽

收購附屬公司所產生之商譽，而協議日期於二零零五年一月一日之前，乃指收購成本超出本集團於收購日期在有關附屬公司之可識別資產及負債之公平值中之權益之部份。就已資本化之商譽而言，本集團自二零零五年一月一日起不再繼續攤銷，而有關商譽每年及凡商譽有關之賺取現金單位有可能出現減值之跡象時進行減值測試。

業主自用之土地租賃權益

於過往年度，業主自用租賃土地及樓宇歸入物業、廠房及設備，並以成本模式計量。於本年度內，本集團應用香港會計準則第17號「租賃」。根據香港會計準則第17號，土地及樓宇租賃之土地及樓宇部份應視乎租賃類別獨立入賬，除非有關租賃付款未能可靠地劃分為土地或樓宇部份，在此情況下則整項租賃一概視為融資租約。倘能就租賃付款可靠地劃分為土地或樓宇部份，於土地之租賃權益應重新分類為經營租約下之預付租賃付款，以成本入賬並於租期內以直線法攤銷。是項會計政策變動已追溯應用。

以股份為基礎之付款

於本年度內，本集團已應用香港財務報告準則第2號「以股份為基礎之付款」。該準則規定，當本集團以股份或涉及股份之權利購買貨品或交換服務（「以股份支付之交易」），或以相當於某數目股份或涉及股份之權利之價值交換其他資產（「以現金支付之交易」）時，則須對開支予以確認。香港財務報告準則第2號對本集團之主要影響為有關本公司董事及僱員於購股權之公平值（於授出購股權當日釐定）將於歸屬期內列為開支。於應用香港財務報告準則第2號前，本集團在該等購股權獲行使前不會確認其財務影響。本集團已應用香港財務報告準則第2號於二零零五年一月一日或之後所授出之購股權。至於二零零五年一月一日前授出之購股權，本集團並無應用香港財務報告準則第2號於二零零二年十一月七日或之前授出及於二零零五年一月一日前歸屬之購股權。是項會計政策變動對本年或過往年度之業績均無重大影響。

鑑於上述會計政策變動，本年度溢利已增加118,000港元（二零零四年：無），乃歸因於先前計入行政費用之非攤銷商譽。

應用新香港財務報告準則於二零零四年十二月三十一日及二零零五年一月一日之累計影響概述如下：

	於二零零四年十二月三十一日（原列）	調整	於二零零四年十二月三十一日（重列）	調整	於二零零五年一月一日（重列）
	千港元	千港元	千港元	千港元	千港元
資產負債表項目					
香港會計準則第17號之影響：					
物業、廠房及設備	893,897	(90,245)	803,652	–	803,652
預付租賃付款	–	90,245	90,245	–	90,245
香港會計準則第39號之影響：					
證券投資	7,800	–	7,800	(7,800)	–
可供出售投資	–	–	–	7,800	7,800
對資產之總影響	901,697	–	901,697	–	901,697
保留盈利	1,092,527	–	1,092,527	996	1,093,523
負商譽儲備	996	–	996	(996)	–
對股本之總影響	1,093,523	–	1,093,523	–	1,093,523

金融工具

於本年度，本集團已應用香港會計準則第32號「金融工具：披露及呈報」及香港會計準則第39號「金融工具：確認及計量」。香港會計準則第32號規定追溯應用。於二零零五年一月一日或之後開始之年度期間生效之香港會計準則第39號一般不容許追溯確認、終止確認或計量金融資產及負債。應用香港會計準則第32號不會對本集團於本會計期間及過往會計期間金融工具之呈報方式構成重大影響。實施香港會計準則第39號所產生之主要影響概述如下。

分類及計量金融資產及金融負債

本集團已應用香港會計準則第39號之有關過渡條文，內容有關分類及計量屬香港會計準則第39號範疇內之金融資產及金融負債。

於二零零四年十二月三十一日前，本集團根據香港會計師公會頒佈之會計實務準則第24號（「會計實務準則第24號」）之基準處理方法分類及計量其股本證券。根據會計實務準則第24號，股本證券投資（乃持作已識別長期策略目的之證券）乃分類為「證券投資」、「證券投資」按成本減任何減值虧損列賬。由二零零五年一月一日起，本集團已根據香港會計準則第39號分類及計量其股本證券。根據香港會計準則第39號，金融資產會分類為「以公平值計量且公平值計入損益之金融資產」、「可供出售金融資產」、「貸款及應收賬款」或「持有至到期之金融資產」。「以公平值計量且公平值計入損益之金融資產」及「可供出售金融資產」乃按公平值列賬，而公平值變動則分別於損益及股本中確認。並無在活躍市場公開報價且公平值不能可靠地計量之可供出售股本投資於初次確認後以成本減去減值列賬。「貸款及應收賬款」及「持有至到期之金融資產」於初次確認後利用實際利率法按經攤銷成本計量。

於二零零五年一月一日，本集團根據香港會計準則第39號之過渡條文，將其股本證券分類及計量為可供出售投資，惟對本集團於二零零五年一月一日之保留溢利並無影響。

終止確認

香港會計準則第39號規定對終止確認金融資產實施較過往期間所應用之標準更為嚴謹之標準。根據香港會計準則第39號，倘及僅倘對資產現金流量之合約權利終止，或資產已轉讓且有關轉讓事項符合香港會計準則第39號下終止確認之資格，方可終止確認金融資產。透過結合風險與回報以及監控測試，可釐定一項轉讓事項是否符合終止確認之資格。本集團已應用有關過渡條文，並已就二零零五年一月一日起之金融資產轉讓提早應用經修訂之會計政策。因此，本集團並無重列於二零零五年一月一日前終止確認之附全部追索權貼現應收票據。於二零零五年十二月三十一日，本集團之附全部追索權貼現應收票據並未終止確認，且計入應收賬款及其他應收款項。取而代之，於結算日已確認相關借貸5,774,000港元。因取得有關借貸而產生之有關財務費用已於初次確認時計入借貸之賬面值，並利用實際利率法於借貸期內攤銷。是項會計政策變動對本年度之業績並無重大影響。

綜合財務報表附註

截至二零零五年十二月三十一日止年度

1. 一般事項

本公司在開曼群島根據開曼群島公司法例註冊成立為一間受豁免公司。本公司為一間公眾有限公司，其股份在香港聯合交易所有限公司（「聯交所」）上市。本公司註冊辦事處及主要營業地點之地址於年報「一般資料」一節披露。

綜合財務報表以港元呈報，而港元亦為本公司之功能貨幣。

本公司乃投資控股公司，其附屬公司之主要業務為製造及銷售液晶體顯示器（「LCD」）產品及電子消費產品，包括MP3播放機、計算機及電子零件。

2. 應用新訂及經修訂香港財務報告準則

本年度內，本集團首次採納多項由香港會計師公會頒佈之新訂香港財務報告準則（「香港財務報告準則」）、香港會計準則（「香港會計準則」）及詮釋（下文統稱「新香港財務報告準則」），此等準則均於二零零五年一月一日或之後開始之會計期間生效。應用此等新香港財務報告準則更改綜合收益表、綜合資產負債表及綜合權益變動表之呈報方式。尤其是，應佔一家聯營公司稅項之呈報方式已經更改。呈報方式之變動已追溯應用。採納新香港財務報告準則導致本集團之會計政策在下述範圍有所變動，並影響編製及呈報本會計年度及／或過往會計年度業績之方式：

業務合併

於本年度，本集團已由二零零五年一月一日起應用香港財務報告準則第3號「業務合併」。應用香港財務報告準則第3號對本集團之主要影響概述如下：

商譽

於過往年度，收購所產生之商譽會於其估計可使用年期內撥充資本及攤銷。本集團已應用香港財務報告準則第3號之有關過渡條文，以使於二零零五年一月一日，本集團撇銷相關累計攤銷之賬面值177,000港元，而商譽成本則相應減少（見附註第18項）。自二零零五年一月一日起，本集團不再攤銷有關商譽，而商譽將至少每年進行減值測試。於二零零五年一月一日後進行收購所產生之商譽，會於初次確認後以成本減累計減值虧損（如有）列賬。鑑於此項會計政策有所變動，故本年度並無扣除商譽攤銷。二零零四年之比較數字並無重列。

本集團於被收購公司可識別資產、負債及或然負債公平淨值之權益超逾成本之差額（前稱「負商譽」）

根據香港財務報告準則第3號，凡本集團於被收購公司可識別資產、負債及或然負債公平淨值之權益超逾成本（「收購折讓」），均會於進行收購之期間內即時於損益中確認。於過往年度，因二零零一年一月一日前進行收購所產生之負商譽會於儲備中持有。根據香港財務報告準則第3號之有關過渡條文，本集團於二零零五年一月一日終止確認所有負商譽（其中996,000港元之負商譽已於早前在儲備中記錄）。本集團之保留盈利已相應計入996,000港元。

	二零零五年 千港元	二零零四年 千港元 (重列)
投資業務		
購買物業、廠房及設備	(434,767)	(187,195)
收購物業、廠房及設備之已付按金	(60,592)	–
預付租賃款項增加	(12,923)	–
收購無形資產	(405)	(253)
已收利息	14,536	1,477
短期應收貸款減少	1,500	2,437
一家聯營公司償還款項	624	–
購買證券投資	–	(7,800)
出售物業、廠房及設備所得收入	–	100
投資業務所耗用之淨額現金	(492,027)	(191,234)
融資活動		
償還銀行借貸	(236,226)	(583,420)
已付股息	(209,954)	(130,421)
已付銀行借貸利息	(19,466)	(13,812)
融資租約債務付款	(10,639)	(10,432)
已付融資租約債務之利息	(217)	(389)
新造銀行借貸	255,398	631,226
發行股份所得收入	14,219	16,315
融資活動所耗用之淨額現金	(206,885)	(90,933)
現金及現金等值項目增加淨額	371,132	311,141
年初之現金及現金等值項目	476,012	164,556
滙率變動之影響	1,292	315
年終之現金及現金等值項目	848,436	476,012
現金及現金等值項目之分析		
銀行結存及現金	848,436	476,388
銀行透支	–	(376)
	848,436	476,012

綜合現金流量表

截至二零零五年十二月三十一日止年度

	二零零五年 千港元	二零零四年 千港元 (重列)
經營業務		
除税前溢利	841,505	607,928
調整:		
利息收入	(14,536)	(1,477)
攤銷發展支出	9,455	9,455
攤銷商標	344	373
攤銷商譽	–	118
撇銷發展支出	–	781
折舊及攤銷物業、廠房及設備	148,904	110,708
攤銷預付租賃款項	2,456	1,713
出售／撇銷物業、廠房及設備之虧損	4,197	2,362
解除政府補助	(1,856)	(1,162)
可供出售投資之減值虧損	7,800	–
物業、廠房及設備之減值虧損	6,377	–
財務費用	19,683	14,201
應佔一家聯營公司業績	382	(113)
未計營運資金變動前之經營現金流量	1,024,711	744,887
存貨增加	(101,065)	(154,405)
應收賬項及其他應收款項增加	(196,862)	(144,452)
應收一家聯營公司款項減少	–	1,309
應付賬款及其他應付款項增加	413,051	209,184
調整滙率之影響	3,679	(31)
經營業務所賺取之現金	1,143,514	656,492
已繳香港利得税	(35,619)	(17,370)
已繳中國企業所得税	(37,986)	(45,495)
退回(已繳)海外税項	135	(319)
經營業務所產生之淨額現金	1,070,044	593,308

特別儲備乃指所收購附屬公司之股份面值與本公司就收購而發行之股份面值兩者間之差額。

其他儲備包括在中華人民共和國(不包括香港)(「中國」)成立之附屬公司之法定盈餘儲備及企業發展儲備。根據中國附屬公司之組織章程細則,中國法定賬目內呈報之純利須轉撥由該等公司董事會酌情釐定之某百分比至法定盈餘儲備及企業發展儲備。法定盈餘儲備可用作抵銷累計虧損,而企業發展儲備則可用於擴展生產設施或增加註冊資本。

綜合權益變動表

截至二零零五年十二月三十一日止年度

	股本	股份溢價	特別儲備	資本贖回儲備	負商譽	外滙儲備	其他儲備	保留溢利	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零四年一月一日	44,425	250,288	990	82	996	2,004	–	696,447	995,232
換算海外經營業務所產生而未於股本內直接確認之外滙差額	–	–	–	–	–	312	–	–	312
本年度溢利	–	–	–	–	–	–	–	526,501	526,501
本年度已確認收入總額	–	–	–	–	–	312	–	526,501	526,813
按溢價發行股份	743	15,572	–	–	–	–	–	–	16,315
已付股息	–	–	–	–	–	–	–	(130,421)	(130,421)
於二零零四年十二月三十一日（原先呈列）	45,168	265,860	990	82	996	2,316	–	1,092,527	1,407,939
會計政策變動之影響（見附註第2項）	–	–	–	–	(996)	–	–	996	–
於二零零五年一月一日（重列）	45,168	265,860	990	82	–	2,316	–	1,093,523	1,407,939
換算海外經營業務所產生而未於股本內直接確認之外滙差額	–	–	–	–	–	23,793	–	–	23,793
本年度溢利	–	–	–	–	–	–	–	702,048	702,048
本年度已確認收入總額	–	–	–	–	–	23,793	–	702,048	725,841
按溢價發行股份	648	13,571	–	–	–	–	–	–	14,219
轉撥	–	–	–	–	–	–	125,543	(125,543)	–
已付股息	–	–	–	–	–	–	–	(209,954)	(209,954)
於二零零五年十二月三十一日	45,816	279,431	990	82	–	26,109	125,543	1,460,074	1,938,045

綜合資產負債表
於二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元 (重列)
非流動資產			
物業、廠房及設備	15	1,091,452	803,652
預付租賃款項	16	98,267	88,532
無形資產	17	19,402	28,796
商譽	18	413	413
一家聯營公司之權益	19	1,086	1,285
可供出售投資	20	–	–
證券投資	21	–	7,800
遞延税項資產	28	415	–
就收購物業、廠房及設備支付按金		60,592	–
		1,271,627	930,478
流動資產			
存貨	22	549,994	445,500
預付租賃款項	16	2,456	1,713
應收賬項及其他應收款項	23	753,253	550,832
短期應收貸款	24	–	1,500
應收一家聯營公司款項		447	1,071
可收回税項		1,967	1,465
銀行結存及現金		848,436	476,388
		2,156,553	1,478,469
流動負債			
應付賬項及其他應付款項	25	921,761	508,463
税項負債		98,728	49,836
融資租約債務	26	–	5,326
銀行借貸	27	181,937	194,671
		1,202,426	758,296
流動資產淨額		954,127	720,173
資產總額減去流動負債		2,225,754	1,650,651
非流動負債			
融資租約債務	26	–	5,313
銀行借貸	27	249,559	218,029
遞延税項負債	28	38,150	19,370
		287,709	242,712
		1,938,045	1,407,939
資本及儲備			
股本	29	45,816	45,168
儲備		1,892,229	1,362,771
		1,938,045	1,407,939

II. 本集團之經審核財務資料

以下財務資料乃摘錄自本集團截至二零零五年十二月三十一日止年度之經審核財務報表及其相關附註。

綜合收益表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元 (重列)
營業額	6	4,574,079	3,406,992
銷售成本		(3,487,719)	(2,615,969)
毛利		1,086,360	791,023
其他收入		27,438	16,061
分銷成本		(73,592)	(54,839)
行政費用		(164,459)	(130,229)
可供出售投資之減值虧損		(7,800)	–
物業、廠房及設備之減值虧損		(6,377)	–
財務費用	8	(19,683)	(14,201)
應佔一家聯營公司業績		(382)	113
除税前溢利		841,505	607,928
所得税開支	9	(139,457)	(81,427)
本年度溢利	10	702,048	526,501
股息	13	219,992	180,651
每股盈利	14		
基本		1.54港元	1.18港元
攤薄		1.50港元	1.13港元

I. 本集團之財務資料摘要

以下為本集團截至二零零五年十二月三十一日止三年之經審核財務業績摘要，乃摘錄自本集團於有關期間之經審核財務報表。

綜合損益賬

	截至十二月三十一日止年度		
	二零零五年	二零零四年	二零零三年
	千港元	千港元	千港元
營業額	4,574,079	3,406,992	1,399,898
除税前溢利／(虧損)	841,505	607,928	234,219
税項	(139,457)	(81,427)	(41,570)
股東應佔日常業務純利	702,048	526,501	192,649

綜合資產、負債及少數股東權益

	於十二月三十一日		
	二零零五年	二零零四年	二零零三年
	千港元	千港元	千港元
資產總額	3,428,180	2,408,947	1,731,079
負債總額	(1,490,135)	(1,001,008)	(735,847)
資產淨值	1,938,045	1,407,939	995,232

(2) 最少五名親身出席、委派代表或(倘股東為法團)其正式授權代表出席且當時有權於大會上投票之股東;或

(3) 佔全體有權在大會上投票之股東之總投票權不少於十分之一,並親身出席、委派代表或(倘股東為法團)其正式授權代表出席之任何一名或多名股東。

除非有正式規定或按上述條文要求以投票方式表決,否則主席宣佈有關決議案已獲舉手表決通過或一致通過,或獲某特定過半數通過,或不獲通過,並且在載有本公司議事程式記錄之簿冊內亦登載相應之記項,即為有關事實之不可推翻確證,而毋須證明該項決議案所得贊成票或反對票之數目或比例。

本通函隨附供代表委任表格,以供股東在股東特別大會上使用。無論 閣下能否親身出席大會,務請盡快填妥代表委任表格,並且無論如何最遲須於大會(或其任何續會)指定舉行時間四十八小時前交回本公司在香港之主要營業地點,地址為香港新界葵涌永業街1至3號忠信針織中心2樓。填妥及交回代表委任表格後, 閣下仍可按本身之意願,親身出席股東特別大會或其任何續會,並於會上投票。

推薦意見

董事會認為交易之條款為公平及合理,交易亦符合本公司和股東的整體最佳利益。

因此,董事建議 閣下投票贊成將於股東特別大會上提呈的決議案以批准交易。

其他資料

本通函各附錄載有額外資料,敬希垂注。

此致

列位股東 台照

代表董事會
信利國際有限公司
主席
林偉華
謹啟

二零零六年五月三日

就新生產線對信利半導體要付出的總成本（包括合約金額及購買與安裝配套設施與基建項目的成本）預計約為1,438,700,000港元，估計不會超過1,538,700,000港元。本集團擬以現有內部資金支付交易約80%的代價，餘額則以本集團預期稍後安排的無抵押銀行貸款撥付。

董事認為，基本買賣協議及購買與安裝配套設施與基建項目的條款將為一般商業條款，而交易條款對股東公平合理及交易對本公司及整體股東有利。

交易完成後，本集團的固定資產將會增加而流動資產淨值則會根據以內部資源支付的合約金額及購買及安裝配套設施及基建項目而按比例減少。由於預期新生產線將不會於二零零七年二月前落成，將不會對本集團之盈利構成直接影響。本集團的長期負債將因本集團所取得的無抵押銀行貸款而增加。雖然本集團的資產負債比率將會相應上升，惟根據目前的財務預測，預計本集團仍可保持淨現金正數的水平。

一般資料

由於根據上市規則第14章進行的資產評估及代價評估，交易的整體相關百分比率超逾25%但少於100%，故此根據上市規則，交易屬於本公司的主要交易，必須在股東特別大會上獲得股東批准。由於並無股東於交易中有重大權益，無股東或其任何聯繫人士須就股東特別大會提呈有關批准交易的決議案放棄投票。

股東特別大會

本公司將於二零零六年五月十九日（星期五）上午十時三十分假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行股東特別大會，以考慮並酌情通過將於股東特別大會上提呈的普通決議案，召開大會之通告載於本通函第53至54頁。

根據公司細則第81條，在任何股東大會上交由大會表決之決議案，須先由有權投票之股東親身出席、委派代表或（倘股東為法團）其正式授權代表出席並以舉手方式表決，除非根據上市規則之規定或（在宣佈舉手表決之結果前或當時）由下列人士正式要求以投票方式表決，則不在此限：

(1) 主席；或

董事確認，合約金額按市價由Nakan與信利半導體參考信利半導體與Nakan於過去六個月根據市價仔細磋商的多個個別項目的定價及採購而經公平磋商後釐定。

購買及安裝配套設施及基建項目

就根據基本買賣協議委托新生產線的同時，信利半導體擬購買及安裝若干配套設施及基建項目，包括：—

(1) 基建項目；

(2) 無塵工作間系統；

(3) 電力設施；

(4) 淨水設施；

(5) 氣體設施；

(6) 環保設施；及

(7) 技術支援及其他項目。

信利半導體已開始物色潛在供應商及承辦商（均屬獨立第三方），並開始就個別購買及服務合約展開磋商。購買及安裝該等配套設施及基建項目的總成本估計約為300,000,000港元，且預期不會超過400,000,000港元。

進行交易的理由及利益

本集團主要從事製造及銷售液晶體顯示器產品及電子消費產品，包括MP3播放機、計算機及電子零件。

本集團產出大多用於電子消費產品，而其中必備的零件TFT-LCD屏幕必須由本集團向第三方採購。安裝新生產線後，本集團可開始自行生產TFT-LCD面板，配合其他零件，產品的整體生產成本將會下降。董事相信，透過新生產線完成及運作而進行的垂直整合將會提升生產能力與效率，有助本集團擴大在市場的競爭優勢。

意向書

日期 : 二零零六年四月十一日

訂約方 : (1) 信利半導體,本公司的全資附屬公司

(2) Nakan,日本公司,主要從事開發及生產LCD及相關產品的設備、機器及器材。

經一切合理查詢後,就董事所知及所信,Nakan及其最終實益擁有人均為獨立第三方。

根據意向書(擬屬具法律約束力,惟須視乎各訂約方磋商並落實的基本買賣協議實際條款而定),各訂約方同意待獲得股東批准後訂立基本買賣協議,預期規定下列事項:—

Nakan的工作範圍

預期Nakan根據基本買賣協議進行的工程包括以總承包方式設計、購買器材、裝置、安裝及試行新生產線。

Nakan須於信利半導體發出施工通知當日起計九個月內完成新生產線。按照計劃,信利半導體將於簽訂基本買賣協議後盡快發出施工通知。預期新生產線將於二零零七年二月完成。

根據各訂約方的工作計劃及時間表,預期待於股東特別大會(預計將於二零零六年五月舉行)獲得股東批准後,基本買賣協議將不遲於二零零六年六月訂立。

倘基本買賣協議條款有任何重大變更,董事將在實際可行情況下儘快透過公佈通知股東。

合約金額

按照計劃,信利半導體根據基本買賣協議應付予Nakan的總代價為15,178,000,000日圓(約986,600,000港元)及19,500,000美元(約152,100,000港元)的總和。

TRULY®
信利國際有限公司
(於開曼群島註冊成立之有限公司)
(股份代號:0732)

執行董事:
林偉華(主席)
黃邦俊
張達生
李建華

獨立非執行董事:
鍾錦光
葉祖亭
香啟誠

註冊辦事處:
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

主要營業地點:
香港
新界
葵涌
永業街1至3號
忠信針織中心2樓

敬啟者:

主要交易
建議購買新TFT-LCD生產線設備
及
購買及安裝配套設施及基建項目

緒言

謹提述本公司於二零零六年四月十一日發表之公佈,據此,董事會公佈,本公司的全資附屬公司信利半導體與Nakan於二零零六年四月十一日訂立意向書。根據意向書,各訂約方同意,在獲得本公司股東批准訂立基本買賣協議後,由獨立第三方Nakan以總承包方式為信利半導體設計並建設新生產線。就委托新生產線的同時,信利半導體亦有意購買並安裝配套設施及基建項目。

本通函旨在向　閣下提供(i)交易的進一步資料;(ii)上市規則規定有關本公司的資料;及(iii)為徵求股東批准交易而召開股東特別大會的大會通告。

「液晶體顯示器」	指	液晶體顯示器
「意向書」	指	信利半導體與Nakan於二零零六年四月十一日訂立的意向書，各訂約方有條件同意訂立基本買賣協議
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「Nakan」	指	Nakan Corporation，於日本註冊成立的公司
「新生產線」	指	建議根據基本買賣協議建設及完成的核心TFT-LCD生產線及其配套設施與基建項目
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「TFT」	指	薄膜電晶體
「TFT-LCD」	指	薄膜電晶體液晶顯示器
「交易」	指	訂立基本買賣協議、進行相關交易及購買與安裝配套設施與基建項目
「信利半導體」	指	信利半導體有限公司，本公司的全資附屬公司
「美元」	指	美元，美國法定貨幣
「%」	指	百分比

於本通函內，除另有指明外，美元及日圓金額分別按1美元兌7.80港元及100日圓兌6.50港元的匯率換算為港元，惟僅供參考。

於本通函內，除文義另有所指外，下列詞彙具備以下涵義：

「基本買賣協議」	指	信利半導體（作為擁有人）與Nakan（作為總承辦商）就以總承包方式設計及建設新生產線訂立的整體協議，惟須待股東批准交易後方可作實
「董事會」	指	董事會
「本公司」	指	信利國際有限公司，於開曼群島註冊成立的有限公司，其股份在聯交所上市
「合約金額」	指	預期信利半導體根據基本買賣協議就設計、購買器材、裝置、安裝並試行新生產線應付的總代價
「董事」	指	本公司董事
「股東特別大會」	指	本公司為批准交易而召開的股東特別大會
「本地生產總值」	指	本地生產總值
「本集團」	指	本公司及其不時的附屬公司
「港元」	指	港元，香港法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「獨立第三方」	指	與本公司或其任何附屬公司董事、主要行政人員及主要股東或彼等各自聯繫人（定義見上市規則）概無關連的獨立第三方，亦非本公司的關連人士
「日圓」	指	日圓，日本法定貨幣
「最後實際可行日期」	指	二零零六年四月二十八日，即本通函付印前確定所載若干資料之最後實際可行日期

目　錄

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有信利國際有限公司之股份，應立即將本通函送交買主或承讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

TRULY®

信利國際有限公司

（於開曼群島註冊成立之有限公司）

（股份代號：0732）

主要交易

建議購買新TFT-LCD生產線設備
及
購買及安裝配套設施及基建項目

董事會函件載於本通函第3至7頁。

信利國際有限公司謹訂於二零零六年五月十九日（星期五）上午十時三十分假座香港新界葵涌永業街1至3號忠信針織中心2樓舉行股東特別大會，大會通告載於本通函。無論 閣下能否親身出席大會，敬希按隨附之股東特別大會代表委任表格所印備之指示盡快填妥表格，並且無論如何最遲須於大會或其任何續會（視情況而定）指定舉行時間四十八小時前交回。填妥及交回代表委任表格後， 閣下仍可按本身之意願，親身出席股東特別大會或其任何續會，並於會上投票。

二零零六年五月三日